Great Bear Gold Project

Ontario, Canada

Voluntary National Instrument 43-101 Technical Report

Prepared for:

Kinross Gold Corporation

Prepared by:

Nicos Pfeiffer, P.Geo.

John Sims, CPG

Yves Breau, P.Eng.

Rick Greenwood, P.Geo.

Agung Prawasono, P.Eng.

Effective Date: December 31, 2022

Issue Date: February 13, 2023

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Contents

1.	SUMMARY		1
	1.1	Executive Summary	1
	1.2	Technical Summary	6

2.	INTRODUCTION		12
	2.1	Qualified Persons	12
	2.2	Sources of Information	12
	2.3	Effective Date	13
	2.4	List of Abbreviations	14

3.	RELIANCE ON OTHER EXPERTS		15

4.	PROPERTY DESCRIPTION AND LOCATION		16
	4.1	Location	16
	4.2	Mineral Tenure	16
	4.3	Mineral Claim Ownership Details	19
	4.4	Environmental Liabilities and Other Significant Factors	19
	4.5	Permitting	19
	4.6	Other Liabilities	20

5.	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY		21
	5.1	Accessibility	21
	5.2	Climate	21
	5.3	Local Resources	22
	5.4	Infrastructure and Community Services	22
	5.5	Physiography and Environment	23

6.	HISTORY		24
	6.1	88-4 Zone (Limb Zone)	30
	6.2	NS Zone (Hinge Zone)	30
	6.3	LP Zone	31
	6.4	Production	31

7.	GEOLOGICAL SETTING		32
	7.1	Regional Geology	32
	7.2	Local Geology	38
	7.3	Project Geology	41
	7.4	Mineralization Styles and Target Areas	50
	7.5	Metamorphism and Alteration	59
	7.6	Structural Geology	60

8.	DEPOSIT TYPES		64

9.	EXPLORATION		65

10.	DRILLING		66
	10.1	Summary	66
	10.2	Kinross 2022 Drilling Program	66

11.	SAMPLE PREPARATION, ANALYSES, AND SECURITY		71
	11.1	Sample Security	71

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Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

	11.2	Sample Preparation and Analysis	71
	11.3	Quality Assurance/Quality Control	73
	11.4	QP Opinion	106

12.	DATA VERIFICATION		107
	12.1	AGP Site Inspection	107
	12.2	Independent Sample Analysis	121
	12.3	QP Opinion	123

13.	MINERAL PROCESSING AND METALLURGICAL TESTING		124
	13.1	Introduction	124
	13.1	Blue Coast Test Programs Results	124
	13.2	SGS Metallurgical Scoping Test Work 2022	132

14.	MINERAL RESOURCE ESTIMATE		146
	14.1	Summary of Mineral Resources	146
	14.2	LP Zone Mineral Resource Estimate	146
	14.3	Hinge and Limb Zone Mineral Resource Estimate	176
	14.4	Underground Mineral Resource Sensitivity	190

15.	MINERAL RESERVE ESTIMATE		191

16.	MINING METHODS		192

17.	RECOVERY METHODS		193

18.	PROJECT INFRASTRUCTURE		194

19.	MARKET STUDIES AND CONTRACTS		195

20.	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT		196

21.	CAPITAL AND OPERATING COSTS		197

22.	ECONOMIC ANALYSIS		198

23.	ADJACENT PROPERTIES		199

24.	OTHER RELEVANT DATA AND INFORMATION		201

25.	INTERPRETATION AND CONCLUSIONS		202
	25.1	Geology and Mineral Resources	202
	25.2	Metallurgical Testing	203

26.	RECOMMENDATIONS		205
	26.1	Exploration Drilling	205
	26.2	Project Development	206
	26.3	Advanced Exploration Program	207

27.	REFERENCES		208

28.	DATE AND SIGNATURE PAGE		211

29.	CERTIFICATE OF QUALIFIED PERSON		212
	29.1	Nicos Pfeiffer	212
	29.2	John Sims	214
	29.3	Yves Breau	216
	29.4	Rick Greenwood	218
	29.5	Agung Prawasono	219

30.	APPENDIX 1 - LAND TENURE	221

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Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tables

Table 1-1: Summary of Project Mineral Resources – December 31, 2022	1
Table 2-1: Qualified Persons and their responsibilities	12
Table 6-1: Exploration history 1944-February 2022	24
Table 6-2: Summary of Historical Drilling (1944 to February 2022)	27
Table 7-1: Regional geology from Sanborn-Barrie et al., 2004	35
Table 10-1: Statistics of 2022 drilling	68
Table 11-1: Summary of control samples – 2017 to 2019	74
Table 11-2: Summary of control sample results – 2017 to 2019	75
Table 11-3: Summary of control samples – 2020 – 2022 Great Bear drill programs	90
Table 11-4: Summary of CRMs for 2020 – 2022 Great Bear drill program	92
Table 11-5: Summary of control samples – 2022 Kinross drill program	97
Table 11-6: Summary of CRMs for 2022 Kinross drill program	99
Table 11-7: Summary of control samples – 2022 Kinross RC drill program	102
Table 11-8: Summary of CRMs for 2022 Kinross RC drilling program	103
Table 12-1: Drill hole collar locations - Hinge and Limb Zones	109
Table 12-2: Drill hole collar locations - LP Zone	109
Table 12-3: Summary of selected drill core for review	111
Table 12-4: Summary of independent samples	122
Table 12-5: Independent sample results	122
Table 13-1: Quantitative analysis - Dixie Project composite head assays	125
Table 13-2: Semi-quantitative ICP scan analysis - Dixie Project multi-element ICP scan	126
Table 13-3: Semi-quantitative ICP scan analysis - LP multi-element ICP scan	127
Table 13-4: Leaching results summary	129
Table 13-5: Screened metallics for Au analysis	136
Table 13-6: Screened metallics for Ag analysis	136
Table 13-7: Quantitative analyses of the samples	137
Table 13-8: Semi-quantitative analyses of the samples	138
Table 13-9: XFR analysis of the samples	139
Table 13-10: Comminution parameters	140
Table 13-11: Gold data, coarse bottle roll cyanide leach test results (heap leach amenability)	141
Table 13-12: Silver data, coarse ore bottle roll cyanide leach test results (heap leach amenability)	141
Table 13-13: Gravity separation Au test results	143
Table 13-14: Gravity separation Ag test results	143
Table 13-15: Gravity separation tailing cyanide leach results, the effects of grind size	144
Table 14-1: Summary of Project Mineral Resources – December 31, 2022	146
Table 14-2: LP Zone Mineral Resource summary – December 31, 2022	147
Table 14-3: Open pit Mineral Resource sensitivity - LP Zone	148
Table 14-4: Uncapped statistics of composite data by domain	154
Table 14-5: Capped statistics of composited data by domain	155
Table 14-6: Summary of variogram parameters by domain	158
Table 14-7: Block model extents and the block parameters	159

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Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Table 14-8: Description of block model variables	160
Table 14-9: Variables using majority codes, averages, and weighted averages	161
Table 14-10: Comparison of tonnes, grade, and ounces in common blocks between the ground truth and long term models	171
Table 14-11: Kinross corporate guidance for reconciliation variance	171
Table 14-12: Hinge and Limb Zone Mineral Resource summary – December 31, 2022	176
Table 14-13: Capped and uncapped composite statistics by domain	182
Table 14-14: Block model variables description	185
Table 14-15: Ellipsoid search distances for each estimation domain	186
Table 14-16: Underground Inferred Mineral Resource sensitivity - LP, Hinge, and Limb	190
Table 30-1: Great Bear claim list	222

Figures

Figure 4-1: Location map	17
Figure 4-2: Land tenure for Great Bear Property	18
Figure 5-1: Property access	21
Figure 5-2: Low rolling topography, partially forested, with mature stands and younger growth of black spruce	23
Figure 6-1: Great Bear Project historical diamond drilling	29
Figure 7-1: Regional setting of Great Bear Property within the Uchi Subprovince, on the south margin of the ca. 3 Ga North Caribou Terrane	33
Figure 7-2: Regional Red Lake District geology with active and past producing mines	34
Figure 7-3: Property scale regional geology	35
Figure 7-4: Interpreted geology from drilling, prospecting, and geophysics	38
Figure 7-5: Schematic illustration of documented subaqueous felsic lava deposits	39
Figure 7-6: Schematic stratigraphy column for the Great Bear Project	41
Figure 7-7: Dry core sample of Sediments from BR-051 at 87.5 m	42
Figure 7-8: Dry core sample of Felsic Volcaniclastic from BR-046 at 87.5 m	42
Figure 7-9: Wet core sample of Felsic Volcanic from DNW-011 at 13.2 m	43
Figure 7-10: Dry core photo of Metasediments (2) from BR-065 at 264 m	43
Figure 7-11: Wet core photo of Metasediments (2) from DNW-011 at 133.15 m	44
Figure 7-12: Wet core photo of Felsic Volcanic (2) from DNW-011 at 141.45 m	44
Figure 7-13: Wet core photo of Metasediments (3) from DNW-011 136.3 m and BR-060 315 m	45
Figure 7-14: Wet core photo of Fragmental from BR-036 at 413 m to 420 m	46
Figure 7-15: Wet core photo of Fragmental from DL-018 at 112 m	47
Figure 7-16: Wet core photo of Mafic Volcanic – Fe-Tholeiite – Biotite Calcite Pillows from DL-018 at 136 m	47
Figure 7-17: Dry core photo of Argillite from DHZ-026 at 48 m	48
Figure 7-18: Wet core photo of Mafic Volcanic – High Mg-Tholeiite – Massive Basalt from DL-024 at 145.5 m	49
Figure 7-19: Dry core photo of Mafic Volcanic – High Fe-Tholeiite – Pillow Basalt from DL-024 at 25.0 m	49
Figure 7-20: Wet core photo of Ultramafic from DHZ-039 at 141 m	50
Figure 7-21: Wet core photo of Feldspar Porphyry Dyke from DHZ-001 at 244.3 m	50

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Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 7-22: Internal Great Bear Resources Ltd. interpreted geology showing mineralization zones at the Project	51
Figure 7-23: Silica sulphide replacement style mineralization of the Limb Zone	52
Figure 7-24: Limb Zone with significant gold intercepts and MSO shapes looking northeast	53
Figure 7-25: Hinge Zone style vein from DHZ-014 at 184.5 m	54
Figure 7-26: Vertical section of Hinge Zone, looking northeast (± 7.5 m) with significant assays and MSO shapes	55
Figure 7-27: Plan view of gold values >2.3 g/t for the LP Zone with geology and LP sub-zones	56
Figure 7-28: Strong strained Felsic Volcanic with 5% to 10% fine-grained arsenopyrite and 1% fine visible gold in the foliation in BR-020 at 90.15 m	57
Figure 7-29: Visible gold in foliation hosted by strained porphyritic Felsic Volcanic from DNW-011 at 58.25 m	58
Figure 7-30: Recrystallized amphibole overprinting foliation (possible actinolite) and biotite alteration in contact with quartz vein (red line)	59
Figure 7-31: Property structural interpretation showing folded terrains (grey shaded) and the Central (coloured) High Strain Corridor	60
Figure 7-32: Conceptual sequence of Great Bear area deformation events (not to scale)	62
Figure 7-33: Stereonets showing rotated foliation fabrics along the trend of the LP Fault Zone	63
Figure 10-1: Drill holes from the 2022 drill program	67
Figure 11-1: Graphical representation of total samples submitted and failure rates at SGS vs ActLabs	76
Figure 11-2: Blank reference material BL-10	77
Figure 11-3: Control plot for BLK blank material (BL-10 and BLM combined); April 2017 – May 2019	78
Figure 11-4: Control plot for BL-10 blank material; June 2019 to December 2019	78
Figure 11-5: Control plot for BLM blank material; June 2019 to December 2019	79
Figure 11-6: Control plot for SRM GS12A	80
Figure 11-7: Control plot for SRM GS1P5Q	81
Figure 11-8: Control plot for SRM GS1P5R	81
Figure 11-9: Control plot for SRM GS2S	82
Figure 11-10: Control plot for SRM GS4H	82
Figure 11-11: Control plot for SRM GS5W (Fire Assay)	83
Figure 11-12: Control plot for SRM GS5W (Gravimetric Finish)	83
Figure 11-13: Control plot for SRM GSP5E	84
Figure 11-14: Control plot for SRM OREAS 209	84
Figure 11-15: Control plot for SRM OREAS 214	85
Figure 11-16: Control plot for SRM OREAS 221	85
Figure 11-17: Control plot for SRM OREAS 224	86
Figure 11-18: Control plot for SRM OREAS 228	86
Figure 11-19: Scatter plot for field duplicates	88
Figure 11-20: Control plot for coarse reject analyses from SGS, Actlabs and ALS Global	89
Figure 11-21: Control plot BLM	91
Figure 11-22: Control plot for BLK	91
Figure 11-23: Control plot for CDN-GS-1W	93
Figure 11-24: Control plot for CDN-GS-4H	93
Figure 11-25: Control plot for CDN-GS-P5E	94
Figure 11-26: Control plot for OREAS 221	94

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Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-27: Control plot for OREAS 226	95
Figure 11-28: Control plot for OREAS 232	95
Figure 11-29: Control plot for field duplicates; January 2020 to March 2021	96
Figure 11-30: Control plot for BLK	98
Figure 11-31: Control plot for BLK_PStone	98
Figure 11-32: Control plot for OREAS 230	100
Figure 11-33: Control plot for OREAS 233	100
Figure 11-34: Control plot for OREAS 238	101
Figure 11-35: Control plot for OREAS 240	101
Figure 11-36: Control plot for BLK	103
Figure 11-37: Control plot for CDN-GS-12B	104
Figure 11-38: Control plot for OREAS 211	104
Figure 11-39: Control plot for OREAS 233	105
Figure 11-40: Scatter plot for field duplicates	106
Figure 12-1: Drill hole collars BR-207 (left, LP Zone), DHZ-060 and 061 (right, Hinge Zone)	108
Figure 12-2: Drill logging and sampling facility at 117 Forestry Road	112
Figure 12-3: Drill logging table; 117 Forestry Road	113
Figure 12-4: Core cutting area; 117 Forestry Road	113
Figure 12-5: Drill logging and sampling facility at 2 Industrial Park Road and 19 Young Street	115
Figure 12-6: Drill logging tables at the 2 Industrial Park Road facility	116
Figure 12-7: Drill core cutting room at the 2 Industrial Park Road facility	117
Figure 12-8: Strapped core boxes (by drill hole), temporary core storage at the 2 Industrial Park facility	118
Figure 12-9: Core racks at the core storage area; Project site	119
Figure 12-10: Coarse rejects under tarpaulin at the core storage area; Project site	120
Figure 12-11: Historic drill core storage area; near Hinge and Limb Zone	121
Figure 13-1: Metallurgical sample locations from current and historical drill sites for test work programs	135
Figure 13-2: EGRG test summary results	142
Figure 14-1: LP Zone estimation domains, looking northwest	150
Figure 14-2: LP Zone estimation domains segmented by parallel east-west trending shear zones	151
Figure 14-3: LP Zone cumulative log histogram of assay sample lengths	152
Figure 14-4: LP Zone contact plots: transition from background domains to bulk domains (left) and bulk domains to high-grade domains (right)	153
Figure 14-5: LP Zone capping analysis	154
Figure 14-6: Directional variograms for LP Zone domain 1500 estimated using OK	157
Figure 14-7: Experimental variogram models of the Auro domain	165
Figure 14-8: RC drill program assays within the high-grade population supporting strong continuity at 50 m and reasonable continuity at 75 m spacing	166
Figure 14-9: LP Zone classification shells based on drill hole spacing	167
Figure 14-10: Swath plots in major block model directions for gold as compared to the NN estimate for gold	169
Figure 14-11: Ground truth model based on 8 m x 10 m RC grade control drilling	170
Figure 14-12: Comparison of ground truth model to long-term model grade tonnage curves	170
Figure 14-13: LP resource open pit shell in 3D	173

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Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 14-14: LP underground resource shapes	175
Figure 14-15: Lithological model section cutting the main Limb vein with the folded metasedimentary layer	178
Figure 14-16: Limb and Hinge histogram of assay sample lengths	179
Figure 14-17: Limb and Hinge contact plot figures	180
Figure 14-18: Limb 101 domain capped and uncapped statistics	181
Figure 14-19: Hinge 201 domain capped and uncapped statistics	182
Figure 14-20: Variogram model for Limb 101 domain estimated using OK	184
Figure 14-21: Octree block model setup in Leapfrog	185
Figure 14-22: Classification for Limb looking northeast (left) and Hinge looking northwest (right)	188
Figure 14-23: Underground Hinge and Limb resource shapes looking northwest	190
Figure 23-1: Location of the Great Bear Project and adjacent projects	199

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Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

1.	Summary

1.1	Executive Summary

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for its wholly-owned Great Bear gold project (the Project or the Property), located in northwest Ontario, Canada. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

The Project is a gold exploration property located within the Red Lake Mining District of Ontario, an area of historic gold mining and exploration. The Project is located 24 km southeast of the town of Red Lake, Ontario and is comprised of 471 unpatented mining claims totalling 9,140 hectares (ha). Kinross acquired the Project through acquisition of Great Bear Resources Ltd. (Great Bear) in February 2022 and now owns a 100% interest in the Property.

The purpose of this Technical Report is to support an initial Mineral Resource estimate with an effective date of December 31, 2022.

Mineral Resources were estimated for three target areas at the Property, the LP Zone and the satellite Hinge and Limb Zones, and are summarized in Table 1-1 with an effective date of December 31, 2022. Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Definitions) were used for classification of Mineral Resources.

Table 1-1: Summary of Project Mineral Resources – December 31, 2022

Classification	Tonnes (000)	Grade (g/t Au)	Gold Ounces (000)
Measured	-	-	-
Indicated	33,110	2.57	2,737
TOTAL M&I	33,110	2.57	2,737
Inferred	20,037	3.56	2,290

Notes:

1.	Mineral Resources estimated according to CIM (2014) Definitions.

2.	Mineral Resources estimated at a gold price of US$1,700 per ounce.

3.	Open pit Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au. The LP Zone pit shell was selected at an input gold price of US$1,400/oz (for volume), but resources are reported based on a US$1,700/oz cut-off value.

4.	Underground Mineral Resources are estimated at cut-off grades of 2.3 g/t for the LP and Hinge zones and 2.5 g/t Au for the Limb Zone.

5.	Numbers may not add due to rounding.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

Conclusions

Geology and Mineral Resources

•	The Project lies within a regional northwest-southeast trending belt of metavolcanic and metasedimentary rocks which are bounded by intrusive batholiths.

•	Three zones of mineralization have been identified within the Project area, LP, Limb, and Hinge, representing three dominant styles of mineralization: silica sulphide replacement, quartz veining, and disseminated gold in a high strain corridor.

•	A combined total of 1,170 drill holes totalling 563,191 m have been drilled by Great Bear and Kinross between January 1, 2017 and December 31, 2022.

•	Mineral Resources conform to CIM (2014) Definitions.

•	As of December 31, 2022, Mineral Resources at the Project consist of:

○	Indicated: 33.1 Mt grading 2.57 g/t Au and containing 2.7 Moz of gold.

○	Inferred: 20.0 Mt grading 3.56 g/t Au and containing 2.3 Moz of gold.

•	The sample preparation and analyses are adequate for this type of deposit and style of gold mineralization and the sample handling and chain of custody, as documented, meet standard industry practice.

•	The quality assurance and quality control (QA/QC) program is in accordance with standard industry practice and CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines dated November 29, 2019 (MRMR Best Practice Guidelines). Kinross personnel have taken reasonable measures to ensure that the sample analysis completed is sufficiently accurate and precise and that, based on the statistical analysis of the QA/QC results, the assay results are accurate and reliable and are suitable for Mineral Resource estimation.

•	The data used to support a Mineral Resource estimate are subject to validation using built-in software program that automatically triggers a data check for a range of data entry errors. Verification checks on surveys, collar coordinates, lithology, and assay data have been conducted. The checks were appropriate and consistent with industry standards.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	A reverse circulation (RC) drill program was undertaken in 2022 to generate a ground truth model separate from the resource model for validation purposes. A total of 433 drill holes were completed on a 8 m x 10 m grid designed to re-create a grade control drill program on approximately a quarter of a year of estimated production from the open pit across a combination of low, medium, and high grade. The variance between the two models is currently well within Kinross quarterly Key Performance Indicators (KPI) providing good confidence that the resource model is performing well.

•	The sample descriptions, sampling procedures, and data entries were conducted in accordance with industry standards.

•	The database is representative and adequate to support a Mineral Resource estimate for the Project.

•	An open pit and underground scenario was contemplated for the LP Zone and an underground scenario, for the Hinge and Limb zones. The open pit and underground resources were constrained within $1,400 open pit resource shells and $1,700 underground mineable shapes, respectively, and fulfill the CIM (2014) Definitions requirement of “reasonable prospects for eventual economic extraction” (RPEEE).

Metallurgical Testing

•	The following conclusions were noted based on the preliminary metallurgical test work carried out by Blue Coast Research Ltd. (Blue Coast Research) in 2020 and 2021:

○	Gold from each composite was readily cyanide soluble with extraction during standard cyanide leach tests ranging from 95% to 99%.

○	The addition of lead nitrate did not improve overall leach recovery from the LP material. Lead nitrate addition improved extraction kinetics from the highest-grade composite only. Extraction kinetics from all other composites were unaffected by the addition of lead nitrate.

○	Cyanide consumption was low, averaging 0.19 kg NaCN/tonne over all tests.

○	Higher sulphide content was noted in the Limb samples.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

○	The addition of lead nitrate improved overall gold recovery and increased gold dissolution kinetics in the Limb samples. The improvement in gold dissolution kinetics was noted to be up to 24 hours in some instances.

○	Lead nitrate addition reduced the dissolution of sulphur and resulted in lower consumption of cyanide.

○	Pre-treatment with lead nitrate prior to the addition of cyanide did not result in any additional gold recovery, compared to when lead nitrate was added just prior to cyanide.

○	Grinding to 75 microns appeared to improve gold recovery slightly compared to primary grinds of approximately P80=125 μm.

•	A more comprehensive metallurgical testing program is currently underway at SGS Canada Inc. (SGS) and has the purpose of evaluating the metallurgical response of the mineralization, providing the key metallurgical data for selection of a suitable processing flowsheet for plant design, and estimating metallurgical recoveries and processing costs for financial modelling.

Recommendations

Based on the information presented in this Technical Report and results of the ongoing work on the Project, the QPs’ recommendations are summarized as follows.

All three target zones continue to warrant follow-up drilling. There is a three-fold objective for the continued drilling: establishing the extent of the deposit along strike and its depth potential, property-wide exploration, and definition drilling, with the first being the primary focus. The LP Zone is the most attractive target based on its potential size and high gold grades, and therefore continues to be prioritized.

Concurrently with drilling, the Project should continue with metallurgical and other technical studies and permitting. The Mineral Resource is substantial enough to initiate more advanced studies.

In addition, an Advanced Exploration Program (AEX) is recommended that would enable exploration drilling to be completed from underground, testing the depth of the deposit as well as better defining the deposit for engineering work.

Exploration Drilling

Exploration drilling at the Project should continue with multiple drill holes targeting both depth and strike potential. A specific focus should be on testing the deposit at and below the 1,000 m vertical depth to define the underground extents. For this purpose, additional drilling is proposed to be carried out on the Property. In conjunction with drilling, the Project should continue its ongoing highly technical program of data collection and analysis. The continued development of the geological model as well as continued geological mapping are considered highly important for Project advancement.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Specific exploration recommendations for 2023 and beyond are as follows:

1.	Continue diamond drilling to test:

○	Extent of deposit along strike

○	Extent of deposit at depth

○	New targets throughout Property

○	Condemnation for potential infrastructure locations

○	Upgrade Inferred Mineral Resources to Indicated Resources where feasible, to allow for completion of technical studies and future Mineral Reserve estimation

Project Development

Based on the current Mineral Resources, the Project shows sufficient economic potential to initiate advanced studies.

The QPs recommend that Great Bear continue with engineering studies on ground conditions, site layout, metallurgical testing, soil geotechnical drilling and testing, and environmental baseline studies. Great Bear will continue to follow standard project development framework, with both open pit and underground studied. Specific Project recommendations for 2023 and beyond are summarized below:

1.	Continue baseline environmental studies for input into permitting and engineering studies.

2.	Continue to engage with our First Nations partners and local stakeholders.

3.	Study the Project with engineering partners following project stage-gating (Scoping, PFS, FS).

4.	Although the underground will not be fully defined, it is recommended that site infrastructure considers what the underground may become.

5.	Further mine plan optimisation of the open pit and underground resource.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

6.	Continue with metallurgical studies to test the variability of the deposits considering the significant strike length and depth.

7.	Implement geotechnical work on both the bedrock and soil geotechnical characterization including geophysics, drilling, and laboratory testing using a speciality consultant.

Advanced Exploration Program

The Property, centered around the LP Zone deposit, continues to be open at depth and additional drilling is required to estimate the potential at depth, approximately 500 vertical metres from surface. For this purpose, an AEX program should be evaluated which would require a portal and decline to be established to access the underground and drill from depth. The initial concept being contemplated would allow exploration drilling to start from approximately 600 vertical metres from surface and test the depth extent of the deposit. Due to the deposit’s characteristics, drilling from the underground is considered to be more feasible for upgrading the underground resource to a higher category. AEX has proved to be an efficient method to define underground deposits. AEX would also aid in the engineering studies and design of the future Project.

It is recommended by the QP that Great Bear complete the engineering and baseline environmental studies on the AEX program be completed as a priority and the Ontario permitting process be initiated.

1.2	Technical Summary

Property Description, Location and Land Tenure

The Project is located in northwest Ontario, Canada, at latitude 50.8764°N and longitude 93.6398° (Universal Transverse Mercator (UTM) Zone 15N 455665E, 5633910N (NAD83)). Red Lake, the nearest municipality, is 24 km to the north-northwest of the Property. Red Lake consists of six small communities, Balmertown, Cochenour, Madsen, McKenzie Island, Red Lake, and Starratt-Olsen, and is an enclave within the Unorganized Kenora District. Red Lake is 535 km northwest of Thunder Bay and 250 km east of Winnipeg, Manitoba.

The Property consists of a contiguous block comprising 471 unpatented mining claims totaling 9,140 ha. Kinross’ wholly-owned subsidiary Great Bear owns 100% of the claims.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

History

The first exploration work on the Property documented by Geology Ontario dates to 1944, with mapping/prospecting, diamond drilling, and geophysical work continuing to present.

Prior to acquisition by Kinross in 2022, a total of 974 diamond drill holes (DDH) for 390,227 m had been completed on the Property (historically named the Dixie Lake Property) between 1944 and February 2022. Other exploration activities included geological mapping, airborne and ground-based geophysical surveys, and geochemical sampling.

Historically, the most significant drill programs on the Project were completed by Consolidated Silver Standard Mines Ltd. (1988), Teck Resources Ltd. (1989-1990), Alberta Star Mining Corp./Fronteer Development Group Joint Venture (2003-2004), Grandview Gold Inc. (2005-2011), and Great Bear (2017-2022). These programs focused on two main target areas historically identified as the 88-4 Zone and the NS Zone, currently known as the Limb Zone and Hinge Zone respectively. The most recent drill program conducted by Great Bear discovered and drill-tested the third and largest target on the Property, the LP Zone.

No production has taken place on the Property.

Geology and Mineralization

The Property lies within the Red Lake greenstone belt of the Uchi Subprovince of the Archean Superior Province of the Canadian Shield. The belt is one of the most prolific gold camps in Canada, with gold production over 29 million ounces (Moz) from multiple deposits, including the Campbell-Goldcorp (>23 Moz), Cochenor-Willans (1.2 Moz), and Madsen (2.4 Moz) mines.

Because of the overburden and lack of outcrop exposure throughout the Property, most of the previous geological interpretation was based on geophysics, limited regional scale mapping, and diamond drilling.

The Property area lies within a regional northwest-southeast trending belt of metavolcanic and metasedimentary rocks which are bounded by intrusive batholiths. The southwestern portion of the Property is within the mafic domain and consists of mafic volcanic flows (high Fe-tholeiites and high Mg-tholeiites) intercalated with argillite, siltstone, iron formation, and minor local felsic volcanics. The younger sequence of intermediate to mafic volcanic and volcanic derived sedimentary rocks is located at the centre of the Property and has a similar stratigraphy to the western and eastern portions of the Property. The felsic domain dominates the northeastern portion of the Property. It consists of porphyritic felsic flows (dacites) and volcaniclastics intercalated with sedimentary rocks. The sequence is interpreted as a deformed felsic flow-dome complex. The mafic domain is in contact with a largely felsic/sedimentary domain in the northeast portion of the Property.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Mafic volcanic dykes and sills are common throughout the Property, ranging from lamprophyre to gabbro/diorite. Intermediate felsic intrusive rocks are also noted throughout the region.

Three dominant styles of mineralization are observed within three target areas on the Property:

1.	Silica-sulphide replacement – Limb Zone

Mineralization is associated with the rheological and geochemical contact between pillow basalt (Fe-tholeiites) and massive basalt and occurs as replacement of sediments, if present, or as silica flooding and quartz-calcite veining in the absence of sediments. Pyrrhotite (2% to 40%) is the dominant sulphide, with other sulphides including pyrite, arsenopyrite, chalcopyrite, minor sphalerite, and trace magnetite. Visible gold is not uncommon and, where observed, is associated with strong pyrrhotite and weaker arsenopyrite-pyrite mineralization. The zone is approximately 800 m long and has been drilled to a vertical depth exceeding 400 m. Mineralization plunges steeply northwest in a fold limb host dipping steeply to subvertically northeast.

2.	Quartz veining – Hinge Zone

Mineralization is hosted by multiple lithologies including massive basalt (high Mg-tholeiite), argillite, and pillow basalt (high-Fe tholeiite). Individual veins are variable in width ranging from 1 cm to 5 m and can create zones up to 40 m. They are generally mineralized with fine-grained disseminated sulphides including pyrrhotite, pyrite, chalcopyrite, minor arsenopyrite, and trace sphalerite. Visible gold is very common ranging from trace to 5% as pin pricks, centimetre scale clusters, and fracture fill. The Hinge Zone is comprised of several subparallel anastomosing veins formed along the axial trace of a property wide D2 fold.

3.	Disseminated gold within high strain – LP Zone

Mineralization occurs within a wide zone of high strain and increased metamorphic grade. The strain zone is very continuous for over 4 km and is slightly oblique to stratigraphy, intersecting multiple lithologies. The higher-grade gold mineralization appears to be controlled by the intersection of this strain zone and a metasediment unit. Recent drilling results indicate that it occurs within 50 m to 100 m of the metasedimentary/felsic volcanic contact. At least three gold mineralizing events have been recognized, including foliation parallel free gold in host rock, transposed quartz veins, and later quartz veins with visible gold that are slightly oblique to foliation.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Exploration

Due to overburden and lack of outcrop in the area, exploration targets at the Project were interpreted from geophysical and surface geochemical surveys. These exploration tools included airborne magnetic and electromagnetic (EM) surveys, ground magnetics, very low frequency electromagnetic (VLF-EM), horizontal loop/Max-Min EM, induced polarization (IP), soil, mobile metal ion (MMI), and rock sampling. Anomalies and conductors from the geophysical surveys predominantly coincide with iron formation, graphitic argillites, and sulphide-bearing (pyrite and/or pyrrhotite) argillites, or mafic volcanics. The geochemical surveys, which were typically completed over the geophysical surveys, were then used to vector in on the most prospective targets for diamond drilling.

Diamond drilling has been carried out since 1944 and totals 597,194 m in 1,359 drill holes. Of these, Kinross has drilled 397 holes for a total of 206,967 m. In addition, Kinross has completed an RC drill program for a total of 34,530 m in 433 holes. The objective of the Kinross 2022 drill program was five-fold:

1.	Test the extents of known drill targets.

2.	Infill zones of potentially economic mineralization to meet Inferred Mineral Resource classification status.

3.	Carry out condemnation drilling to identify areas that may be used for capital development.

4.	Begin drill testing the deep extension of the mineralization at a greater than one kilometre depth.

5.	Mimic production drilling by drilling a tight grid of RC drill holes that would provide data for a ground truth block model.

Metallurgical Testing

Two test work programs were completed by Blue Coast Research in 2020 and 2021 to provide an initial understanding of gold dissolution using standard cyanidation methods on composites from the LP, Hinge, and Limb zones of the Great Bear deposit. Additional cyanidation tests were conducted to evaluate the impacts of grind size, cyanide concentration, and lead nitrate addition on gold leaching.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Following the acquisition, Kinross retained SGS to perform a more comprehensive test program, namely the Scoping Test Work program. This metallurgical testing program is underway at SGS. The evaluation program includes a wide range of characterization tests comprised of detailed chemical head analysis, mineralogy, comminution, and ore sorting. Gold recovery testing incorporates a brief investigation of the heap leaching option, and a detailed examination of standard milling circuit options, including gravity separation, flotation, and cyanide leaching. A rheometallurgical program covering thickening, rheology, and filtration is also included as well as a baseline acid rock drainage (ARD) testing on final tailings from selected leach tests. The results of the SGS test program are pending as of the effective date of this Technical Report.

Mineral Resource Estimate

A summary of the Mineral Resource estimate is provided in Table 1-1.

LP Zone

Snowden Supervisor v 8.14.2 (Supervisor) was used for geostatistical analysis, Leapfrog Geo 2021.5 (Leapfrog) was used to generate estimation domains, and Vulcan 2022.3 (Vulcan) was used for compositing and estimation. The bulk estimation domains were interpolated by ordinary kriging (OK), while the high-grade estimation domains and background domain were interpolated using inverse distance cubed (ID3).

The 2022 Great Bear LP Zone Scoping Study model classification criteria are based upon the geostatistical drill hole spacing analysis supported by historic exploration and deposit growth drilling, as well as the recent 2022 drill campaign designed to upgrade unclassified material to Inferred status in and around the preliminary pit area at the LP Zone. Drill hole distance criteria of 50 m and 75 m were used for classification of Indicated and Inferred material, respectively.

The LP zone pit shell was selected at an input gold price of US$1,400/oz (for volume), but resources are reported based on a US$1,700/oz cut-off grade. The US$1,400/oz shell size was selected as a result of initial optimizations between open pit and underground. Furthermore, only the Central section of the LP Zone was considered for open pit resource, with Discovery (NW) and Viggo (SE) areas considered entirely underground resource.

As of December 31, 2022, open pit Mineral Resources are estimated to total 33.1 Mt of Indicated material grading 2.57 g/t Au and containing 2.7 Moz of gold and 8.4 Mt of Inferred material grading 2.24 g/t Au and containing 606,000 oz of gold in the Inferred category. The underground Mineral Resources are estimated to total 10.6 Mt grading 4.54 g/t Au and containing 1.5 Moz, all classified as Inferred.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Hinge and Limb Zones

Snowden Supervisor v8.14.3.1 was used for geostatistical analysis and Leapfrog Geo/Edge 2022.1.1 for geological and domain modelling, compositing, and estimation. The Limb estimation domains comprise a mineralized zone within metasediments with silica and sulphide replacement hosted in the north limb of the fold. The Hinge estimation domains encompass quartz veins within a tholeiitic basalt in the axial plane of the fold. The main vein at Limb was interpolated using OK and the remaining lenses, using ID3. The model classification criteria are based on drilling spacing analysis, 75 m for Limb and 50 m for Hinge, considering the differences in the mineralization and its continuity between the two zones.

The Mineral Resources were reported within underground reporting shapes generated using the MSO tool, and defined using a minimum stope thickness of 2.0 m, limited to areas of continuous mineralization. The cut-off grades were 2.3 Au g/t for the Hinge Zone and 2.5 Au g/t for the Limb Zone.

As of December 31, 2022, the combined Hinge and Limb underground Mineral Resources were estimated to total approximately 1.1 Mt grading 4.07 g/t Au and containing 137K oz of gold in the Inferred category.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

2.	Introduction

Kinross Gold Corporation (Kinross) has prepared a Technical Report (the Technical Report) for its wholly-owned Great Bear gold project (the Project or the Property), located in northwest Ontario, Canada. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

The Project is a gold exploration property located within the Red Lake Mining District of Ontario, an area of historic gold mining and exploration. The Project is located 24 km southeast of the town of Red Lake, Ontario and is comprised of 471 unpatented mining claims totalling 9,140 hectares (ha). Kinross acquired the Project through acquisition of Great Bear Resources Ltd. (Great Bear) in February 2022 and now owns a 100% interest in the Property, with Great Bear Resources Ltd. the registered holder.

The purpose of this Technical Report is to support an initial Mineral Resource estimate with an effective date of December 31, 2022.

2.1	Qualified Persons

The Qualified Persons (QP) for this Technical Report are summarized in Table 2-1:

Table 2-1: Qualified Persons and their responsibilities

QP Name, Designation, Title	Site Visit	Responsible for
Nicos Pfeiffer, P.Geo. Vice President Geology	Multiple in 2022	Section 14 (except Mineral Resource Reporting)
John Sims, CPG Company Qualified Person, President of Sims Resources LLC	October 19 and 20, 2022	Overall preparation of the Technical Report and in particular, Sections 1 to 10, and 23 to 27
Yves Breau, P.Eng. Vice-President Metallurgy, Engineering and Energy	March 2022	Section 13
Rick Greenwood, P.Geo. Exploration Manager	Full time employee at Project site	Sections 11 and 12
Agung Prawasono, P.Eng., PMP, Senior Director, Mine Planning	June 24, 2022	Section 14 (Mineral Resource Reporting)

2.2	Sources of Information

The Kinross QPs visited the Project as indicated in Table 2-1.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

While at the Project site, the Kinross QPs held discussions with site technical personnel; visited the proposed open pit site, drill rigs in the field, and core logging facility to review core and logging procedures; reviewed data collection and QA/QC procedures, geological interpretations, geological modelling, and resource estimation procedures; and reviewed existing infrastructure.

Information used to support this Technical Report has been derived from the reports and documents listed in Section 27 References of this Technical Report.

2.3	Effective Date

The effective date of the Mineral Resource estimate is December 31, 2022. There were no material changes to the information on the Project between the effective date and the signature date of the Technical Report.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

2.4	List of Abbreviations

Units of measurement used in this Technical Report conform to the metric system. All currency in this Technical Report is in US dollars (US$) unless otherwise noted.

µm	micrometre	kWh	kilowatt-hour
°C	degree Celsius	L	litre
a	annum	m	metre
C$	Canadian dollars	M	mega (million)
cm	centimetre	m2	square metre
d	day	m3	cubic metre
dia.	diameter	Ma	million years
g	gram	MASL	metres above sea level
G	giga (billion)	min	minute
Ga	billion years	mm	millimetre
g/L	gram per liter	Moz	million ounces
g/t	gram per tonne	Mst	million short tons
ha	hectare	Mt	million tonnes
in	inch	oz	Troy ounce (31.1035g)
kg	kilogram	ppm	part per million
km	kilometre	s	second
km/h	kilometre per hour	st	short ton
km2	square kilometre	t	metric tonne
kWh/t	kilowatt-hour per tonne	US$	United States dollar
kW	kilowatt	yr	year

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

3.	Reliance on Other Experts

In the preparation of the Technical Report, the Qualified Persons relied on information provided by internal Kinross legal counsel for the discussion of claim numbers, title types, anniversary dates and confirmation that the claims are in good standing as of the date of this Technical Report summarized in Sections 1, 4, and Appendix 1.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

4.	Property Description and Location

4.1	Location

The Project is located in northwest Ontario, Canada (Figure 4-1) at latitude 50.8764°N and longitude 93.6398° (Universal Transverse Mercator (UTM) Zone 15N 455665E, 5633910N (NAD83)). Red Lake, the nearest municipality, is 24 km north-northwest of the Property. Red Lake consists of six small communities—Balmertown, Cochenour, Madsen, McKenzie Island, Red Lake, and Starratt-Olsen—and is an enclave within the Unorganized Kenora District. Red Lake is 535 km northwest of Thunder Bay, Ontario and 250 km east of Winnipeg, Manitoba.

4.2	Mineral Tenure

The Property consists of a contiguous block comprising 471 unpatented mining claims totalling 9,140 ha, shown in Figure 4-2 and listed in Appendix 1 Table 30-1 of this Technical Report. Kinross’ wholly-owned subsidiary Great Bear Resources Ltd. (Great Bear) owns 100% of the claims.

Of the 471 unpatented mining claims, 436 are termed as Single Cell Mining Claims (SCMC) meaning that the claim holder holds the entirety of the mining cell. The remaining 35 unpatented claims are classified as Boundary Cell Mining Claims (BCMC) meaning that the claim is a partial cell and the cell is shared with another property owner. If, at any time, the other claim holder was to abandon or forfeit their portion of any of the BCMC, it would be converted to SCMC and the balance of the map cell would become part of the Great Bear Property. The 471 unpatented mining claims which comprise the Property are currently in good standing and assessment work credits are sufficient to maintain that standing for several years. The government of Ontario requires expenditures of $400 per year per SCMC, prior to expiry, to keep the claims in good standing for the following year(s). BCMC require expenditures of $200 per year. The Assessment Report describing the work completed by the company must be submitted by the expiry date of the claims to which the work credit is to be applied.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 4-1: Location map

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 4-2: Land tenure for Great Bear Property

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

4.3	Mineral Claim Ownership Details

In February 2022, Kinross completed the acquisition of Great Bear for approximately $1.4 billion. Great Bear Resources Ltd. owns 100% of the Great Bear Property.

The Property is subject to a 2% net smelter return (NSR) royalty that was granted by Great Bear to Great Bear Royalties Corp. on January 31, 2020. In September 2022, Great Bear Royalties Corp. was acquired by a wholly-owned subsidiary of Royal Gold Inc.

As the land is crown land, legal access to the claims is available by public roads which cross the Property.

4.4	Environmental Liabilities and Other Significant Factors

No known environmental liabilities exist on the Property from historical or present processing or operations. Comprehensive soil and water quality baseline tests commenced in 2022 and are continuing into 2023. There are areas that have been hydraulically and/or mechanically stripped to expose bedrock in the past, and several small trenching programs have taken place. These disturbed areas have been recorded by the Ontario Geological Survey (OGS) and are considered part of the legacy work of the Project area.

4.5	Permitting

Great Bear holds an Exploration Permit valid until November 23, 2025. This permit is issued under the authority of section 78.3 of the Mining Act and the Exploration Plans and Exploration Permits Regulation (O. Reg. 308/12). The permit covers multiple zones of high-grade mineralization across the Property and grants the company the right to use mechanized drilling (assembled weight of the drill >150 kg).

Great Bear holds a Land Use Permit (LUP) for a weather station on a 0.25 ha area. The LUP came into effect on May 1, 2022 and is valid until April 30, 2027.

Great Bear has a Memorandum of Understanding (MoU) with the Ministry of Natural Resources and Forestry (MNRF) for a bridge that crosses Dixie Creek, situated on public land as defined in section 1 of the Public Lands Act (RSO, 1990, c. P.43). The agreement is valid from February 23, 2020 to February 23, 2025.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

4.6	Other Liabilities

The QP is not aware of any other factors or risks that would affect or limit access, title, or the right or ability to perform work on the Property.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

5.	Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1	Accessibility

Access to the Property from Red Lake is via Highway 105. From the highway turnoff, the claims are crossed by a network of all-season logging roads and seasonal trails built to service mineral exploration work (Figure 5-1). The southwestern portion of the claim is accessible by the Snake Falls Camp Road, where there is a small seasonal fishing camp.

Figure 5-1: Property access

5.2	Climate

The climate is typically mid-continental. Summers are warm and humid, with frequent rain showers and thunderstorms. Winters are cold. Snow usually starts falling around late October or early November and starts melting around March. Temperatures in the summer range from 15°C to 28°C with temperatures dipping to an average of -10°C to -20°C in the winter, with lows reaching -35°C.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Total annual precipitation averages 6.3 cm. Snow accounts for approximately 24% of the precipitation. The summer months of June, July, August, and September account for more than half of the annual precipitation (54%). February is the driest month of the year, with an average precipitation of just 2.5 mm.

Exploration activities may be conducted year-round on the Property. Seasonal exploration activities, such as mapping and field sampling, are best conducted from May to October when there is no snow cover. Ground geophysical and diamond drilling programs can be conducted year-round but are preferred between late October and mid-March, when the lakes, streams, and muskeg are typically frozen, as well as in the drier summer months from May through September. This allows for easy mobilization of the heavy machinery required for drilling operations.

5.3	Local Resources

Water Supply

Water is abundant year-round on the Project and in the region. There are numerous lakes, rivers, and swamps on the Project and in the area. Seasonal temperature variations require that heating systems be utilized for water transportation systems (i.e., drilling hose line) during the winter and late fall.

Power

Hydroelectric power lines follow Highway 105 and cross the northeastern corner of the Property and run parallel to the northeastern boundary.

5.4	Infrastructure and Community Services

Red Lake is the closest community to the Project. It has a population of 4,094 residents, according to Statistics Canada in 2022. There is a fully functional airport that receives daily flights from Winnipeg, Manitoba and Thunder Bay, Ontario, Canada. The district has produced more than 28 million ounces (Moz) of gold since 1949, from four principal mines, only one of which is still in operation (Evolution’s Red Lake Gold Mine). Gold mining and seasonal tourism activity provide a stable economic base and the town offers all necessary facilities in support of mineral exploration efforts. Supplies and experienced, highly trained field personnel are available from the surrounding area and local communities.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

5.5	Physiography and Environment

The regional topography features low, rolling hills with numerous small lakes and spruce bogs. On the Property, the terrain is gently sloping with an elevation range of 350 MASL to 460 MASL. There are a few streams, including Dixie Creek, that have mature, meandering courses. The Property is partially forested with mature stands and younger growth of black spruce, poplar, birch and jack pine, all typical species of the boreal forest (Figure 5-2).

Figure 5-2: Low rolling topography, partially forested, with mature stands and younger growth of black spruce

Bedrock occurrences are rare on the Property; where observed, they are typically glacially polished. In aid of prospecting activities, overburden has been stripped from some areas of the claims to expose the bedrock underneath. Overburden depth typically ranges from 5 m to 20 m and averages 15 m. Overburden has been observed to be as deep as 50 m in places.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

6.	History

The first exploration work on the Property documented by Geology Ontario dates to 1944, with mapping/prospecting, diamond drilling, and geophysical work continuing to present.

Prior to acquisition by Kinross, a total of 974 diamond drill holes (DDH) for 390,227 m had been completed on the Property (historically named the Dixie Lake Property) between 1944 and February 2022. Other exploration activities included geological mapping, and airborne and ground-based geophysical and geochemical surveys. The exploration history is summarized in Table 6-1.

Table 6-1: Exploration history 1944-February 2022

Company	Year(s)	Description of Work	Area/Target
Boyle	1944	Drilling, x-ray, metres unknown	A-Zone (Main Zone)
Belgold Mines	1945	Prospecting	Dixie Lake Property
		Trenching	A, B, C, D zones, Dixie Lake Property
Caravelle Consolidated	1969-1972	Mapping	Dixie Lake Property
	1969	Airborne, magnetic (Mag), electromagnetic (EM) – 1/8 mile line spacing.	Dorothy Prospect – covers much of the Property
	1972	Drilling 5 holes, 372.85 m	Dixie Lake Property
Newmont Mining Corp.	1970	6 holes, 679.14 m	Dixie Lake Property
Kerr Addison Mines Ltd	1975	3 DDH, 306 m; EM, 32 line-miles Mag survey	Dixie Lake eastern central portion of the Property
Golden Terrace	1985	Airborne Mag, EM	Dixie Lake Property
Mutual Resources	1988	3 trenches, rock sampling	North, Main, and South showings, Dixie Lake Property
	1988	Ground Mag, very low frequency electromagnetics (VLF-EM), Max-Min – 31-33 line-km	Central part of the Dixie Lake Property
	1989	1 drill hole, 216.5 m	88-4 Zone
Consolidated Silver Standard Mines Ltd.	1988	7 BQ (36.5 mm) drill holes, 465 m	Dixie Lake Property, discovery of 88-4 Zone
	1989	Mapping	Dixie Lake Property

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Company	Year(s)	Description of Work	Area/Target
Teck Resources Ltd./National Trust Co.
	1989	Ground Mag, VLF-EM – 217.5 line-km, 25 m stations on 100 m spaced lines	Portions of Main and South Grids, Dixie Lake Property
	1989	Diamond drilling, 28 BQ drill holes, 4,090 m	Dixie Lake Property, 88-4 Zone
	1990	Ground Mag, VLF-EM – 217.5 line-km, 25 m spacing Extensive airborne survey Three induced polarization (IP) test lines	Dixie Lake Property
	1990	Diamond drilling, 12 BQ drill holes, 1,999.48 m	Dixie Lake Property, 88-4 Zone, and other geophysical targets
Noranda	1990	Humus geochemistry, mapping, prospecting	Western Dixie Property
	1993	EM 27.85 LKM and 21.77 LKM MAG Survey, 2 DDH, 174.4 m	Western Dixie Property
	1994	Diamond drilling, 1 NQ (47.6 mm), 104.5 m, mapping, prospecting	Central Dixie Lake, Bruce Lake area
Cross Lake Minerals Ltd	1997	IP Survey 21 km, trenching	Dixie North
	1998	IP Survey 39.2 km, trenching	Dixie North, Dixie Northeast
Canadian Golden Dragon Resources Ltd.	1996	Humus geochemistry	Selected areas around IP anomalies, Dixie Lake Property
	1996-1997	IP – 153.6 line-km at 100 m to 200 m line spacing	Large portion of Dixie Lake Property
	1996	Diamond drilling, 12 NQ drill holes, 1,888 m	Dixie Lake Property, 88-4 Zone
	1997	Diamond drilling, 15 NQ drill holes, 2,566 m, testing IP anomalies	Dixie Lake Property
Cross Lake Minerals Ltd.	1997	Diamond drilling, 5 NQ drill holes, 836 m	Dixie Lake Property
Alberta Star Mining Corp./Fronteer Development Group	2003	Mobile Metal Ion (MMI) Survey	Dixie Lake Property, centered on 88-4 Zone
	2004	Ground Mag, diamond drilling, 12 drill holes, 4,370.9 m	88-4 Zone
Perry English	2004	Magnetic/Magnetometer Survey 43 LKM	Dixie Lake, South of Byshe Area
	2005	EM 27.4 line km, IP Survey 45.6 line km, line cutting	Dixie Lake Area

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Company	Year(s)	Description of Work	Area/Target
Grandview Gold Inc./Fronteer Development Group	2003	Diamond drilling, 10 NQ drill holes, 2,185.5 m	88-4 Zone and one hole to the northwest of 88-4 Zone
	2004	MMI Survey, 927 samples, Ground Mag survey, 50 m line spacing	Dixie Lake Property
Grandview Gold Inc.	2005	Diamond drilling, 16 NQ drill holes, 2,772 m	14 DDH west of 88-4 Zone, 2 DDH in 88-4 Zone
	2006	Diamond drilling, 5 NQ drill holes, 1,033 m, MMI sampling	88-4 Zone
	2007	Mapping	Dixie Lake Property
	2007	Diamond drilling, 18 NQ drill holes, 5,117 m	88-4 Zone, Main Zone, South Zone, NS Zone, C-Zone, MMI-East
	2008	Diamond drilling, 3 NQ drill holes, 575.15 m	NS Zone
	2009	Diamond drilling, 7 NQ drill holes, 1,560 m	MMI Zone, Zone, Main, Zone, C- Zone, 88-4 Zone
	2011	Diamond drilling, 8 NQ drill holes, 1,611 m	MMI Zone, East Zone, Main Zone, C-Zone, 88-4 Zone
Larry Kenneth Herbert	2011-2012	Trenching, airborne Mag	East of Dixie Lake – North within Property boundary
Laurentian Goldfields Ltd.	2010-2013	Airborne Magnetometer 7184 line km. Mapping and prospecting	Dixie East
Great Bear Resources Inc.	2017-2022	Diamond drilling 770 NQ drill holes, 355,083 m, airborne Mag and SkyTEM, trenching, mapping, soil geochemistry, grab sampling	Hinge and Limb zones, LP Zone

Due to overburden and lack of outcrop in the area, exploration targets were interpreted from geophysical and surface geochemical surveys. These exploration tools include airborne magnetic and EM surveys, ground magnetics, VLF-EM, horizontal loop/Max-Min EM, IP, soil, MMI, and rock sampling. Anomalies and conductors from the geophysical surveys predominantly coincide with iron formation, graphitic argillites, and sulphide-bearing (pyrite and/or pyrrhotite) argillites, or mafic volcanics. The geochemical surveys, which were typically completed over the geophysical surveys, were then used to vector in on the most prospective targets for diamond drilling.

Historically, the most significant drill programs on the Project were completed by Consolidated Silver Standard Mines Ltd. (Consolidated Silver Standard, 1988), Teck Resources Ltd. (Teck, 1989-1990), Alberta Star Mining Corp./Fronteer Development Group Joint Venture (Alberta Star/Fronteer JV, 2003-2004), Grandview Gold Inc. (Grandview, 2005-2011), and Great Bear (2017-2022). These programs focused on two main target areas historically identified as the 88-4 Zone and the NS Zone. These zones are currently known as the Limb Zone and Hinge Zone respectively. The most recent drill program conducted by Great Bear discovered and drill-tested the third and largest target on the Property, the LP Zone.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

A summary of historical drilling on the Project is provided in Table 6-2 and historical drilling is illustrated in Figure 6-1.

Table 6-2: Summary of Historical Drilling (1944 to February 2022)

Year	Company	Holes	Metres
1944	Drilling, x-ray, metres unknown	8
1945	Belgold Mines, metres unknown	4
1950	Unknown	9	284.5
1970	New Mont Mining Corp., Caravelle Mines Ltd, Omar Exploration	9	927.5
1972	Caravelle Mines Ltd	2	124.6
1975	Kerr Addison Mines	3	306.0
1988	Consolidated Silver Standard	7	465.7
1989	Teck Exploration Ltd	28	4,090.6
1990	Teck Exploration Ltd	13	2216
1993	Noranda	2	174.4
1994	Noranda	1	104.5
1996	Canadian Golden Dragon	12	1,888.4
1997	Canadian Golden Dragon, Cross Lake Minerals	20	3,402.3
2003	Fronteer Development Group Inc	10	2,389.5
2004	Fronteer Development Group Inc	12	4,370.9
2005	Grandview Gold Inc/Grandcru Resources	20	3,371.6
2006	Grandview Gold Inc	5	1,033.3
2007	Grandview Gold Inc	18	5,117.0
2008	Grandview Gold Inc/Trueclaim Resources	6	1,706.1
2009	Grandview Gold Inc	7	1,559.5
2011	Grandview Gold Inc	8	1,611.3
2017	Great Bear Resources Ltd	9	1,093.0
2018	Great Bear Resources Ltd	70	16,578.6
2019	Great Bear Resources Ltd	164	68,869.0

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Year	Company	Holes	Metres
2020	Great Bear Resources Ltd	192	110,673.5
2021	Great Bear Resources Ltd	305	138,253.1
Jan-Feb 2022	Great Bear Resources Ltd	30	19,616.1
TOTAL		974	390,227

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 6-1:          Great Bear Project historical diamond drilling

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

6.1	88-4 Zone (Limb Zone)

This zone was initially identified by Consolidated Silver Standard as a 700 m long geophysical response, characterized by a strong northwest trending EM conductor, with coincident magnetic and VLF-EM anomalies. In 1988, Consolidated Silver Standard drilled this geophysical anomaly and intersected 4.97 g/t Au over 4.2 m (DL-88-4) which led to the discovery of the 88-4 Zone (now known as the Limb Zone). This zone is defined by silica sulphide replacement +/- quartz veining at the contact between a high Fe-tholeiite and high Mg-tholeiite and associated argillite.

The Teck exploration program (1989-1990) concentrated on delineating the strike extents of the 88-4 Zone to approximately 200 m depth.

Teck produced the only published resource estimate for the Property which was completed on the 88-4 Zone (Janzen, 1989). The estimate used standard methodologies for the time, but this work pre-dates NI 43-101 guidelines and would not meet current standards as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). This estimate is relevant only for historical interest. The QP has not completed sufficient work to classify the historical estimate as a current Mineral Resource and Kinross is not treating this estimate as a current Mineral Resource. .

Great Bear continued to further delineate the Limb Zone through diamond drilling and extended the strike and dip extents of the mineralization with step-out drilling to a depth of 800 m below surface with 400 m of strike extent.

6.2	NS Zone (Hinge Zone)

During 2007, Grandview was exploring the southeast extension of the 88-4 Zone and intersected high-grade mineralized quartz veining identified as the NS Zone. Unlike the 88-4 Zone, this mineralization consisted of relatively sulphide poor quartz veining hosted by mafic volcanics.

The discovery hole (DC-10-07) intersected 163.57 g/t Au over 0.46 m between 181.8 m and 182.3 m and 15.05 g/t Au over 2.0 m between 201.1 m and 203.1 m, which prompted further drilling on the zone. Additional results included 4.28 g/t Au over 6.35 m between 176.6-183m(DC-15-07) and 17.2 g/t Au over 2.2 m between 127.6-129.8m (DC-08-01R). Historic drilling at the NS Zone indicated that the mineralization was hosted by up to three massive white quartz veins with sub-vertical dip striking approximately east-west.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

6.3	LP Zone

Following a reconnaissance drill campaign in early 2019, Great Bear completed follow-up drilling on its DNW-008 drill hole approximately two kilometres northwest from the Limb Zone. The reconnaissance program had an objective to test the east-west trending structures on the Property responsible for mineralization occurring in the mafic domain southeast of what is known today as the LP Zone. The LP Discovery hole DNW-011 was planned 50 m step back to undercut DNW-008 which returned 0.57 g/t Au over 33.5 m mineralization from its collar to 41.5 m depth. The discovery hole was drilled reporting multiple mineralized horizons including 155 g/t Au over 2.5 m between 57.5 m and 60.0 m, 12.33 g/t Au over 14 m between 75.0 m and 89.0 m, and 0.6 g/t Au over 71.6 m between 98.0 m and 169.6 m.

Mineralization consisted of fine gold disseminated throughout porphyritic felsic host rocks associated with increased albitization and silicification. Isolated quartz veining also hosted visible gold within this domain. Great Bear continued drilling along strike of the new mineralization and known stratigraphy stepping out over 1.5 km, and re-logging DC-12-07 and extending DL-03-10, which had been sparsely sampled. This led to the discovery of unsampled high-grade mineralization in DC-12-07 of 2.73 g/t Au over 8.5 m between 190.5 m and 199.0 m (Yuma). The approach of testing geology and mineralization along strike continued by stepping one kilometre east and drilling BR-020 resulting in 4.18 g/t Au over 53.7 m between 81.0 m and 134.7 m (Auro).

6.4	Production

There is no known production from the Property.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

7.	Geological Setting

7.1	Regional Geology

The Property lies within the Red Lake greenstone belt of the Uchi Subprovince of the Archean Superior Province of the Canadian Shield (Figure 7-1 and Figure 7-2). The most comprehensive geology description of the belt is provided by Sanborn-Barrie et al. (2001; 2004), compilations of Geological Survey of Canada (Open File 4256), and the Ontario Geological Survey (Preliminary Map P3460). It is briefly summarized here.

The Red Lake greenstone belt has 300 Ma history of tectono-magmatic deformation with episodes of magmatism, sedimentation, and intense hydrothermal activity (Sanborn-Barrie et al., 2001).

The rocks of the Red Lake (east trending) and Birch-Confederation (north trending) greenstone belts of the Uchi Subprovince are interpreted to have evolved by eruption and deposition of volcanic sedimentary sequences on the active continental margin (the North Caribou Terrane, 3.0 to 2.7 Ga), followed by subduction related arc volcanism (Figure 7-1). Continental collision with the Winnipeg River Terrane at 2.71-2.7 Ga led to subsequent crust thickening and metamorphism (Stott and Corfu, 1991; Sanborn-Barrie et al., 2000, 2001).

Both greenstone belts in the Red Lake District are dominated by the Balmer and Confederation Lake assemblages (Sanborn-Barrie et al., 2004).

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

54°
Island Lake Terrane
Big Trout
N
Sachigo
Lingman
Oxford Lake-Stull Lake Terrane
Island Lake
Muskrat Dam
Sandy
Wunnummin
Favourable
MB
ON
N Spirit
N Caribou
Hornby
McInnes
Horseshoe
Line 1a
Line 2a
North Caribou Terrane
BERENS PLUTONIC ARC COMPLEX
Rice Lake
51°
Birch-Uchi
Pickle Lake
Ft Hope
Uchi Subprovince
English River Subprovince
0 60
km
95°
North Caribou Terrane
Mesoarchean volcanic rocks
Neoarchean volcanic rocks
Undifferentiated granitoid rocks
Island Lake-Oxford-Stull terranes
Supracrustal rocks - undifferentiated
Plutonic rocks - undifferentiated
Dixie Property
English River Subprovince
Migmatitic sedimentary rocks and associated granitoids

Source: Thurston et al., 1991

Figure 7-1: Regional setting of Great Bear Property within the Uchi Subprovince, on the south margin of the ca. 3 Ga North Caribou Terrane

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: Sanborn-Barrie et al., 2004

Figure 7-2: Regional Red Lake District geology with active and past producing mines

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The 1:250,000 GSC mapping of the East Uchi Subprovince (Sanborn-Barrie et al., 2004) classified the Project into four main rock types (Figure 7-3 and Table 7-1). These include: an unknown affinity Archean mafic volcanic, an amphibole facies mafic volcanic, Confederation assemblage intermediate to felsic volcanic (possible McNeely assemblage), and undated tonalite/quartz monzonite to granodiorite intrusive rocks. There has been no age dating in this area to confirm the assemblage affinity interpretation.

Source: Sanborn-Barrie et al., 2004

Figure 7-3: Property scale regional geology

Table 7-1: Regional geology from Sanborn-Barrie et al., 2004

Age/Assemblage Affiliation	Rock Type	Description
Un-subdivided Archean (4000-2500 Ma)	Tonalite to Granodiorite	Medium grained, variably foliated biotite, hornblende biotite tonalite, and associated rocks
	Un-subdivided Mafic Volcanic	Foliated, massive to pillowed basalt, amphibolite, and associated gabbroic rocks; lesser associated intermediate to felsic flows, tuff, and wacke
Un-subdivided Neoarchean (2800-2500 Ma)	Quartz Monzonite to Granodiorite	Variably foliated biotite quartz monzonite, granodiorite and granite; locally leucocratic and quartz and/or K-feldspar porphyritic

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Age/Assemblage Affiliation	Rock Type	Description
Confederation Assemblage (2745-2735 Ma)	Amphibolite	Amphibolite-facies mafic volcanic rocks locally pillowed east of Dixie Lake considered part of the Confederation assemblage, but sequence is not specified
	Intermediate to Felsic Volcanic	Dacitic to rhyodacite pyroclastic rocks associated epiclastic rocks (regionally interpreted as McNeely sequence)

Balmer assemblage (2989-2964 Ma)

Tholeiitic and komatiitic basalt, with minor felsic volcanic rocks, iron formation, and fine-grained clastic metasedimentary rocks. The assemblage is the host to the majority of Red Lake’s lode gold deposits.

Confederation assemblage (2750-2735 Ma)

Represented by three sequences: 1) McNeely calc-alkaline sequence (central Red Lake) consisting of intermediate to mafic volcanic rocks; 2) Heyson tholeiitic sequence (southeastern Red Lake) composed of felsic volcanics and interlayered with mafic flows, dacitic tuff, and plagioclase-phyric basaltic andesites; and 3) Graves sequence (northern Red Lake) consisting of basal polymictic conglomerate, intermediate pyroclastic rocks, syn-volcanic diorite, and tonalite.

Structure, Metamorphism, and Mineralisation

Structure

The Red Lake area underwent a complex protracted deformation that culminated in the Kenoran Orogeny which marks collision of the Northern Caribou and Winnipeg River Terranes (Sanborn-Barrie et al., 2004). The east trending Red Lake and north trending Birch-Confederation greenstone belts that form the East Uchi Subprovince are characterized by steeply dipping panels of metamorphosed volcanic and sedimentary rocks. Early, non-penetrative deformation (D0), which resulted in overturning and recumbent folding of Balmer assemblage rocks, is overprinted by two ductile deformation events (D1 and D2) recorded by two generations of folds and penetrative L-S fabrics throughout the belt. D1 fabrics and folds strike northerly, whereas D2 structures are east-northeast striking, except in the Cochenour-Campbell-Red Lake “mine trend”, where a high D2 strain zones strikes east-southeast. Subsequent brittle and semi-brittle structures occur at micro- to macro-scales and have both localized and offset gold mineralization (Dube et al., 2003).

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

One of the macro-scale features, trending east-west from the Birch-Uchi belt in the east, through the Property, and then to the northwest, and traceable on high contrast anomalies of regional aeromagnetic data, is interpreted by Lee (2006) to represent a high strain zone.

Metamorphism

The regional metamorphic grade of the Red Lake and Birch-Uchi belts is characterized by mineral assemblages typical of greenschist facies metamorphism (Thompson, 2003). Amphibolite facies mineral assemblages that occur towards the margins of the greenstone belt and are recognized by the presence of garnet and staurolite in metasedimentary rocks and by hornblende clinopyroxene in mafic rocks are attributed to contact metamorphism with major plutons and minor intrusions.

Regional Mineralization

The Red Lake greenstone belt is one of the most prolific gold camps in Canada, with gold production over 29 million ounces (Moz) from multiple deposits, including the Campbell-Goldcorp (>23 Moz), Cochenor-Willans (1.2 Moz), and Madsen (2.4 Moz) mines (Armstrong et al., 2018). The largest and highest grade gold deposits are hosted in the Balmer assemblage. According to Dube et al. (2003b), all gold mineralization is epigenetic and structurally controlled, occurring in veins, lenses, fractures, and hinge zones along contacts between rheologically distinct units.

The Birch-Uchi belt is a volcanogenic massive sulphide (VMS) camp, host to the past-producing South Bay Mine that yielded 1.6 million tons (Mst) of ore averaging 11.06% Zn, 1.8% Cu, and 2.12 oz/t Ag (Atkinson et al., 1990). The deposit is associated with an exhalative argillaceous chert unit and FIII-type spherulitic flows and porphyries of the Confederation assemblage (Agnew sequence). Although most of the volcanic assemblages of the Red Lake greenstone belt host small zinc, copper, and sulphide occurrences, the most prospective volcanic sequence for VMS mineralization, based on known sulphide mineralization, synvolcanic alteration, and correlation with the Birch-Uchi belt, is the tholeiitic Heyson sequence with its high-temperature FIII-type rhyolitic rocks and associated exhalative units (Parker, 1999).

Also, the historic Griffith Mine, located approximately 10 km southeast of the Property, produced 22.8 Mst of iron ore pellets grading 66.7% Fe from 78.8 Mst of crude ore grading 23.9% magnetic iron (29-30% Fe). The mineralization consisted of tightly folded, banded iron formations within sediments of the English River Subprovince.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

7.2	Local Geology

Because of the overburden and lack of outcrop exposure throughout the Property, most of the previous geological interpretation was based on geophysics, limited regional scale mapping, and diamond drilling.

The Property area lies within a regional northwest-southeast trending belt of metavolcanic and metasedimentary rocks which are bounded by intrusive batholiths. The regional tectonostratigraphic assemblages of the East Uchi Subprovince (Sanborn-Barrie et al., 2004) have recently been subdivided by Great Bear into new lithologies based on visual core logging, geochemistry, and petrology. The division between mafic and intermediate-felsic domain still exists.

The southwestern portion of the Property is within the mafic domain and consists of mafic volcanic flows (high Fe-tholeiites and high Mg-tholeiites) intercalated with argillite, siltstone, iron formation, and minor local felsic volcanics (Figure 7-4). The association of these rocks is interpreted to be the sequence formed in a marine setting, in proximity to active venting in pre-existing anoxic basins. The strong magnetic response associated within this sequence is related to horizons of iron formation and argillites.

Figure 7-4: Interpreted geology from drilling, prospecting, and geophysics

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The younger sequence of intermediate to mafic volcanic and volcanic derived sedimentary rocks is located at the centre of the Property and has a similar stratigraphy to the western and eastern portions of the Property. However, these areas have a much higher proportion of felsic pyroclastic rocks in the strata. These are also interpreted to have been submarine flows. Basin development is characterized by relatively thin-bedded, silty argillite and common iron formation. The fine-grained volcanic facies suggest quiescent depositional conditions with subdued modification of the sedimentary sequences caused by volcanism.

The felsic domain dominates the northeastern portion of the Property. It consists of porphyritic felsic flows (dacites) and volcaniclastics intercalated with sedimentary rocks. The sequence is interpreted as a deformed felsic flow-dome complex (Figure 7-5).

Source: Submarine lava dome, based on the Gold Lake dome and flow complex (modified from Lambert et al., 1990). Illustration adopted from Sylvester et al. (1997) in de Wit & Ashwal (1997).

Figure 7-5: Schematic illustration of documented subaqueous felsic lava deposits

The mafic domain is in contact with a largely felsic/sedimentary domain in the northeast portion of the Property. The contact between the two domains is best described as gradational from mafic to sedimentary and felsic rocks, and where drilled is marked by a highly strained sedimentary sequence.

Topping directions, determined from graded bedding using oriented core data, are generally fining towards the northeast.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Mafic volcanic dykes and sills are common throughout the Property, ranging from lamprophyre to gabbro/diorite (i.e., high level apophyses injected into and disrupting the stratigraphy). Intermediate felsic intrusive rocks are also noted throughout the region. Small intrusive bodies are mapped and have been intersected in both the historic and present drill campaigns.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

7.3	Project Geology

Lithological units have been identified and correlated across the Property and are represented as a schematic stratigraphic column in Figure 7-6. The stratigraphy is remarkably consistent throughout the drilled area. Well documented individual units from drill core are supported with litho-geochemical data and petrological descriptions.

NORTH FAULT
Topping
FELSIC DOMAIN
LP MINERALIZATION
MAFIC DOMAIN
LIMB ZONE
HINGE ZONE
GRAIN SIZE
Mafic volcanic—Massive
Sediments
Felsic Volcaniclastic
Felsic Volcanic—Porphyritic
Metasediments (2)
Felsic Volcanic 2—Aphyric
Felsic Volcanic—Porphyritic
Metasediments (3)
Fragmental
Mafic Volcanic—Fe-Tholeiite, Local Pillows
"HW Basalt"
Mafic Volcanic—Fe-Tholeiite, Pillowed
"Biotite Calcite Pillows"
Argillite +/- Siltstone
Mafic Volcanic—Mg-Tholeiite, Massive
Argillite
Mafic Volcanic—Fe-Tholeiite, Pillowed

Not to Scale

Figure 7-6: Schematic stratigraphy column for the Great Bear Project

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The stratigraphic units are briefly described below:

•	Sediments: Dark to light grey, thinly bedded (<5 cm), fine to medium grained with local argillite beds. Magnetic susceptibility is overall low, but localized high magnetic response is observed in areas with an increased content of argillite. Occasional graded beds are noted with fining direction to the northeast (Figure 7-7).

Figure 7-7: Dry core sample of Sediments from BR-051 at 87.5 m

•	Felsic Volcaniclastic: A fine- to medium-grained, dark grey matrix with sporadic (<5%) less than 4 mm quartz and feldspar crystals. Rounded to angular heterolithic fragments (<5 cm wide) of leucocratic felsic volcanic and dark brown, fine-grained biotite rich fragments are observed. Fragments are often flattened, parallel to foliation (Figure 7-8). The unit is not magnetic and is moderately deformed, with sporadic weak to moderate biotite alteration.

Figure 7-8: Dry core sample of Felsic Volcaniclastic from BR-046 at 87.5 m

•	Felsic Volcanic - Porphyritic: Medium-grained, porphyritic and moderately to strongly foliated. Phenocrysts consist of blue-grey quartz (5%) and up to 10% milky white to yellow feldspar crystals up to 4 mm in diameter. They are stretched out in the foliation and slightly augen shaped. The groundmass is dark grey, composed of very fine grained (<50 µm) interlocking plagioclase and quartz of uncertain proportions. Dark brown biotite (8%) occurs as foliation parallel streaks (Figure 7-9).

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 7-9: Wet core sample of Felsic Volcanic from DNW-011 at 13.2 m

•	Metasediments (2): Massive to thinly bedded, carbonaceous sedimentary rocks. Dark brown to dark grey, fined grained, intensely foliated, biotite rich, overprinted with garnet, staurolite, and andalusite porphyroblasts. Garnets are pink, rounded, up to 4 mm; staurolite is dark yellow, up to 3 mm; and andalusite is light grey, up to 1 cm and angular. Foliation, defined by the alignment of biotite, partially wraps porphyroblasts (Figure 7-10 and Figure 7-11).

Figure 7-10: Dry core photo of Metasediments (2) from BR-065 at 264 m

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 7-11: Wet core photo of Metasediments (2) from DNW-011 at 133.15 m

•	Felsic Volcanic 2 - Aphyric: White to light grey, strongly deformed with a mottled appearance, this unit has a very fine grained to aphyric matrix, often translucent, with 1% to 7% plagioclase phenocrysts. The groundmass is comprised of very fine grained (<50 µm) plagioclase ± quartz. The plagioclase phenocrysts are partially stretched out in the foliation and overprinted by secondary albite, quartz, muscovite, calcite, and chlorite. Biotite content is less than 2% and partially chlorite altered (Figure 7-12).

Note. Red circle indicates visible gold.

Figure 7-12: Wet core photo of Felsic Volcanic (2) from DNW-011 at 141.45 m

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	Metasediments (3): Fine-grained, thin to moderately bedded, grey-brown to black banded sericite altered sedimentary rocks. The unit is moderately to strongly foliated and usually has a strong banded appearance due to bedding parallel sericite alteration. Contacts between bands can be sharp or gradational (Figure 7-13). They may represent transposed graded bedding. The darker layers are defined by very fine grained biotite, while the grey layers are denoted by greenish muscovite. A second foliation was noted in thin section defined by kinks in muscovite flakes which are strongly aligned in the dominant foliation.

Figure 7-13: Wet core photo of Metasediments (3) from DNW-011 136.3 m and BR-060 315 m

•	Fragmental: Highly strained unit consisting of rounded to subangular lithic fragments set in a dark green-grey fine-grained matrix, with moderate to strong sericite alteration (Figure 7-14). Heterolithic fragments are 0.5 cm to 10 cm in size, varying from fine-grained and massive to quartz-phyric with millimetre phenocrysts. The unit is strongly foliated and brecciated. This unit marks the contact between felsic and mafic domains.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 7-14: Wet core photo of Fragmental from BR-036 at 413 m to 420 m

The mafic domain dominates the southwestern portion of the Property and primarily consists of high Fe-tholeiitic basalt (locally pillowed) and high Mg-tholeiitic basalt (massive) intercalated with argillites and siltstones.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	Mafic Volcanic - Fe-Tholeiite: This unit varies from massive to weak to strongly foliated pillow basalt. When strongly foliated, it has alternating bands of dark green hornblende with subsidiary bands of biotite, and light grey discontinuous wispy bands of calcite. In less strained zones, relic pillow selvages can be observed. Selvages are often centimetre-wide with strong chlorite and biotite alteration (Figure 7-15). Centimetre size metamorphic pink garnet becomes more abundant towards the fragmental contact.

Figure 7-15: Wet core photo of Fragmental from DL-018 at 112 m

•	Mafic Volcanic – Fe-Tholeiite – Biotite Calcite Pillows: This unit is dark green, fine-grained with decimetre scale pillows defined by calcite and biotite selvages. The unit contains fine-grained hornblende crystals mixed with biotite and layers of platy, elongated calcite. It is an Fe-tholeiite but is distinct from the unit described above in higher chalcopyrite concentration. That mineralization may account for a weak copper anomaly observed (Figure 7-16).

Figure 7-16: Wet core photo of Mafic Volcanic – Fe-Tholeiite – Biotite Calcite Pillows from DL-018 at 136 m

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	Argillite: Fine-grained black to dark grey, highly deformed with folded and contorted bedding. Bedding is millimetre to less than 5 cm thick and averages approximately 1 cm (Figure 7-17).

Figure 7-17: Dry core photo of Argillite from DHZ-026 at 48 m

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	Mafic Volcanic – Mg-Tholeiite – Massive Basalt: Dark green to grey, homogeneous, with no obvious pillow or flow breccia textures. The unit is moderately to strongly foliated. Amphiboles (approximately 5 mm clots) are common, set in a finer-grained quartz-feldspar-biotite groundmass. In a more intensely foliated rock, clots of amphibole are stretched and aligned into a foliation plane (Ross, 2018). These two amphibole forms indicate two separate amphibolite grade metamorphic events that outlasted deformation. The amphibole occurs as two minerals: hornblende and actinolite. The unit also contains minor biotite with weak chlorite and actinolite alteration and minor high-angle calcite veinlets (Figure 7-18).

Figure 7-18: Wet core photo of Mafic Volcanic – High Mg-Tholeiite – Massive Basalt from DL-024 at 145.5 m

•	Mafic Volcanic – High Fe-Tholeiite – Pillowed Basalt: This unit is dark green, coarse grained, with strong amphibole recrystallization. There are clear pillow selvages defined by interstitial calcite and chlorite altered chill margins. It is weakly to moderately foliated. The foliation is partially overprinted by fine-grained clots of amphibole set in a fine-grained groundmass of quartz-albite (Figure 7-19).

Figure 7-19: Dry core photo of Mafic Volcanic – High Fe-Tholeiite – Pillow Basalt from DL-024 at 25.0 m

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	Ultramafic: The ultramafic consists of fibrous talc (50% to 55%) intergrown with pale Mg-chlorite or possibly serpentine (10% to 15%), with granules of calcite overprinted by prismatic porphyroblasts of pale amphibole (Figure 7-20). The amphibole crystals occur oblique to foliation but are partially wrapped by it, indicating a late syn-deformation timing (Ross, 2019).

Figure 7-20: Wet core photo of Ultramafic from DHZ-039 at 141 m

•	Feldspar Porphyry Dyke: The feldspar porphyry dyke is made up of 10% to 15% blocky plagioclase phenocrysts (<3 mm) set in a foliated quartz-plagioclase-biotite-calcite groundmass (Figure 7-21). The phenocrysts are unaltered. Pyrite is disseminated in the groundmass. The plagioclase is difficult to distinguish from the quartz in the groundmass due to the very fine grain size. Biotite content is 12% and is aligned in the foliation (Ross, 2019).

Figure 7-21: Wet core photo of Feldspar Porphyry Dyke from DHZ-001 at 244.3 m

7.4	Mineralization Styles and Target Areas

Three dominant styles of mineralization are observed within three target areas on the Property (Figure 7-22):

1.	Silica-sulphide replacement – Limb Zone

2.	Quartz veining – Hinge Zone

3.	Disseminated gold within high strain – LP Zone

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 7-22: Internal Great Bear Resources Ltd. interpreted geology showing mineralization zones at the Project

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Silica Sulphide Replacement – Limb Zone

The silica sulphide replacement zones have been the focus of exploration at the Limb Zone (historically the 88-4 Zone target). This zone is associated with the rheological and geochemical contact between pillow basalt (Fe-tholeiites) and massive basalt (Mg-tholeiites). The contact is often marked by argillite/siltstones. Mineralization occurs as replacement of sediments, if present, or as silica flooding and quartz-calcite veining in the absence of sediments. Pyrrhotite is the dominant sulphide, with sulphides ranging in concentrations from 2% to 40% pyrrhotite, 2% to 15% pyrite, 1% to 4% arsenopyrite, 2% chalcopyrite, minor less than 2% sphalerite, and trace magnetite. Visible gold is not uncommon and, where observed, is associated with strong pyrrhotite and weaker arsenopyrite-pyrite mineralization (Figure 7-23). Higher-grade and more intense visible gold correlates well with a thinning or absence of sedimentary host rocks at the contact. An increase in silica flooding at the high Fe-tholeiite basalt and high Mg-tholeiite basalt contact is observed where sediments are thin or not deposited. Petrographic work by Ross (2004) identified the presence of gold-silver and lead-tellurides locally encapsulated within arsenopyrite. All native gold in the polished thin sections occurred as free gold crystals up to 50 microns in size.

Figure 7-23: Silica sulphide replacement style mineralization of the Limb Zone

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Alteration and mineralization are strongly correlated with the sulphidized sedimentary layer, both commonly exhibiting very sharp contacts with unmineralized or unaltered host rock. A strong shear component is present within and adjacent to the mineralized zone. The zone is approximately 800 m long and has been drilled to a vertical depth exceeding 400 m (Figure 7-24). Mineralization plunges steeply northwest in a fold limb host dipping steeply to subvertically northeast. It is generally considered that the Limb Zone lies on the north limb of a property scale F2 fold.

Figure 7-24: Limb Zone with significant gold intercepts and MSO shapes looking northeast

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Quartz Veining – Hinge Zone

Quartz veining has been observed throughout the Property and has been the main focus of exploration at the Hinge Zone. The quartz veining is hosted by multiple lithologies including massive basalt (high Mg-tholeiite), argillite, and pillow basalt (high-Fe tholeiite). Individual veins are variable in width ranging from 1 cm to 5 m and can create zones up to 40 m. They are generally mineralized with fine-grained disseminated sulphides consisting of 1% to 3% pyrrhotite, 1% to 2% pyrite, 1% to 2% chalcopyrite, less than 1% arsenopyrite, and trace sphalerite. Visible gold is very common ranging from trace to 5% as pin pricks, centimetre scale clusters, and fracture fill (Figure 7-25). These veins have a weak to strong, patchy to pervasive biotite and carbonate alteration halo ranging from several centimetres to approximately 2 m in width.

Note. Cluster of visible gold above centre of pencil.

Figure 7-25: Hinge Zone style vein from DHZ-014 at 184.5 m

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The Hinge Zone vein system is comprised of several subparallel anastomosing veins formed along the axial trace of a property wide D2 fold. The intersection between the fold and stratigraphy marks a plunge control on the higher grades within the veins (Figure 7-26).

Figure 7-26: Vertical section of Hinge Zone, looking northeast (± 7.5 m) with significant assays and MSO shapes

Disseminated Gold in High Strain Corridor – LP Zone

The LP Zone exhibits a style of mineralization which is not observed in other parts of the Red Lake greenstone belt. The zone is associated with a high degree of deformation, widespread alteration, and transposition of primary textures as well as complete flattening of stratigraphy.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The LP Zone mineralization occurs within a wide zone of high strain and increased metamorphic grade. The strain zone is very continuous for over 4 km and is slightly oblique to stratigraphy, intersecting multiple lithologies including the porphyritic felsic volcanic, metasediment 2, felsic volcanic 2, and metasediment 3. The deformation zone is up to 500 m wide. The higher-grade gold mineralization appears to be controlled by the intersection of this strain zone and the metasediment 2 unit. Ongoing LP Zone drilling has demonstrated that most of the greater than 5.0 g/t Au intercepts and nearly all of the greater than 10 g/t Au intercepts drilled along the LP Zone to date occur within 50 m to 100 m of the metasedimentary/felsic volcanic contact (Figure 7-27).

Gangue mineralization is variable across the zone and locally ranges from 0% to any amount of the following: 1% to 15% disseminated pyrite, 1% to 10% arsenopyrite (blebby and matted), 1% to 5% red and yellow sphalerite, 1% to 5% pyrrhotite, 1% to 5% chalcopyrite, 1% to 5% galena, and 1% to 3% scheelite (Figure 7-28). The LP Zone has been further sub-divided into six sub-zones named, from northwest to southeast, Discovery, Bruma, Yuma, Yauro, Auro, and Viggo.

Figure 7-27: Plan view of gold values >2.3 g/t for the LP Zone with geology and LP sub-zones

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 7-28: Strong strained Felsic Volcanic with 5% to 10% fine-grained arsenopyrite and 1% fine visible gold in the foliation in BR-020 at 90.15 m

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

At least three gold mineralizing events have been recognized, including foliation parallel free gold in host rock, transposed quartz veins, and later quartz veins with visible gold that are slightly oblique to foliation (Figure 7-29).

Figure 7-29: Visible gold in foliation hosted by strained porphyritic Felsic Volcanic from DNW-011 at 58.25 m

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

7.5	Metamorphism and Alteration

This package of rock preserves a greenschist to amphibolite grade metamorphic assemblage with only minor amounts of retrograde chlorite-epidote ± sericite alteration related to younger cross-cutting calcite veinlets and micro fractures. The dominant amphibole minerals present in the area local to the Limb, Hinge, and LP Zones is hornblende with subordinate actinolite. There is evidence of two foliation forming events occurring at amphibolite grade metamorphic conditions, with these high-grade conditions outlasting the deformation and allowing the amphibole to recrystallize and partially overprint foliation (Figure 7-30).

Figure 7-30: Recrystallized amphibole overprinting foliation (possible actinolite) and biotite alteration in contact with quartz vein (red line)

The Limb Zone exhibits greenschist to lower amphibolite grade metamorphism. The silica sulphide replacement alteration of the Limb Zone consists of dark grey, fine-grained silica replacing and flooding argillite and siltstones at the high Fe-tholeiite and high Mg-tholeiite contact. The alteration is fairly discrete and contained within the mineralization corridor. Weak carbonate quartz alteration is observed as a late stage veining event in wall rocks.

Metamorphic grade at the Hinge Zone is upper greenschist to lower amphibolite, consisting of minor late-stage amphibole growth. Alteration of quartz veining at the Hinge Zone consists of pervasive to patchy, dark brown, fine-grained biotite extending into the host rock for up to 2 m.

Metamorphic grade of the LP Zone, by contrast to the Hinge Zone and Limb Zone, is mainly amphibolite to upper greenschist facies. The felsic-intermediate units preserve an amphibolite grade metamorphic assemblage of albite, biotite, muscovite, and garnet with the sedimentary units containing garnet and staurolite (Ross, 2019). The LP Zone alteration is variable throughout its extent but can generally be described as strong to pervasive albitization and silicification of the felsic volcanic units and sericite/muscovite alteration of the metasediment units. The sericite/muscovite alteration can be banded (bedding parallel) or completely pervasive. Locally there is patchy biotite, but it does not appear to be associated with gold mineralizing events. Within the metasediments, coarser grained diffuse cordierite crystals (andalusite according to Ross, 2020) have no association with sulphides or visible gold.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

7.6	Structural Geology

The Property is divided into two main structural domains: the southwest and northeast domains exhibit folding, and the central domain exhibits high strain and mylonitic textures (Figure 7-31).

Figure 7-31: Property structural interpretation showing folded terrains (grey shaded) and the Central (coloured) High Strain Corridor

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Structural fabrics are interpreted from airborne magnetic data and where available, oriented core data (Figure 7-31). Detailed drilling at the Hinge and Limb Zones has provided numerous data points which validate the fold model in that area. A possible evolution of the Great Bear volcanic rocks involved early folding and tilting of the rock package followed by later warping or refolding of the main fabric. This model proposes three phases of deformation D1 through D3.

•	D1 deformation: Early compression and uplift of the greenstone belt after the collision of the Caribou and Winnipeg River terranes. (Note that a penetrative foliation fabric is not preserved in the rocks.)

•	D2 deformation: Progressive strain, tilting, and continued uplift and folding, this deformation is marked by a penetrative foliation fabric (F2). Rocks develop a stretch lineation and mineralized veins are emplaced along weaknesses during D2 deformation. Bedding cleavage relationships observed in the Limb and Hinge Zones indicate that the folds verge to the northeast and plunge steeply to the northwest.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	D3 deformation: A broad scale warping of the F2 foliation fabric, most likely resulting from either emplacement of post-tectonic plutons or re-activation of earlier faults (Figure 7-32).

Source: Adamova (2021)

Figure 7-32: Conceptual sequence of Great Bear area deformation events (not to scale)

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The LP Zone, or central structural domain, most likely exhibits all of the above phrases of deformation, however, evidence of fold hinges, fold closures, and vergence directions is completely obliterated due to the high degree of flattening and transposition of rocks into the F2 foliation plane (Figure 7-33). The LP Fault, which was first identified by the Lithoprobe project and reported by Zeng and Calvert (2006), may represent a re-activated deep crustal fault which remained active throughout D2 and D3 deformation events. Rocks within the central domain (including mafic dykes and lamprophyres) exhibit a very high degree of strain often showing mylonitic textures. These same dykes in the folded terrains show lesser strain.

Figure 7-33: Stereonets showing rotated foliation fabrics along the trend of the LP Fault Zone

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

8.	Deposit Types

The Great Bear deposit is an Archean mesothermal gold deposit. The prolific Red Lake greenstone belt in Canada hosts numerous high-grade Archean mesothermal gold deposits that have produced more than 28 Moz of gold (Armstrong et al., 2018). The major gold deposits such as the Red Lake, Campbell, and Cochenour-Willans Mines are hosted by the Balmer assemblage and considered as shear-hosted vein-type deposits (Sanborn-Barrie et al., 2000). Madsen is a stratabound, replacement-style disseminated vein-type gold deposit that is hosted by a calc-silicate altered carbonatized mafic volcanic near the margin of a batholith (Dube et al., 2000). Within the Confederation greenstone belt, South Bay is a VMS deposit with bimodal mafic to felsic subaqueous volcanic stratigraphy (Stott and Corfu, 1992).

The Red Lake camp produced gold from the following principal types of mineralization (Lee, 2006):

•	Carbonate veins consisting of ferroan dolomite and minor quartz with disseminated arsenopyrite and native gold;

•	Quartz-arsenopyrite replacement zones occurring as irregular sheets and lenses within mafic volcanics;

•	Sulphide replacement bodies composed of disseminated pyrite and pyrrhotite occurring in the mafic volcanics;

•	Of lesser importance, quartz veins containing free gold associated with small scale shear zones within intermediate to felsic intrusive.

Gold mineralization styles on the Great Bear property include:

•	Silica-sulphide replacement (Limb Zone)

•	Quartz veining in mafic volcanics (Hinge Zone)

•	Shear hosted; disseminated gold within high strain zones (LP Zone)

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

9.	Exploration

Exploration work prior to the Property acquisition in February 2022 is described in Section 6, History. All exploration work completed by Kinross during 2022 was mainly drilling and is described in Section 10, Drilling.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

10.	Drilling

10.1	Summary

To date, a total of 1,359 diamond drill holes for approximately 597,194 m and a total of 433 reverse circulation (RC) holes for approximately 34,530 m have been completed on the Project.

Drilling carried out by Kinross’ predecessors is described in Section 6, History and illustrated in Figure 6-1.

This section provides details of the Kinross 2022 drilling program.

10.2	Kinross 2022 Drilling Program

From acquisition of the Property in February 2022 to December 31, 2022, Kinross completed a total of 397 drill holes for a total of 206,967 m. Drill hole locations are illustrated in Figure 10-1. All diamond drill holes were drilled with NQ (47.6 mm) rods and core bits. Holes were continuously sampled, and sample widths were between 0.5 m and 1.5 m long. The samples were laid out based on lithology, alteration, mineralization, or structures.

The objective of the Kinross 2022 drill program was five-fold:

1.	Test the extents of known drill targets.

2.	Infill zones of potentially economic mineralization to meet Inferred Mineral Resource classification status.

3.	Carry out condemnation drilling to identify areas that may be used for capital development.

4.	Begin drill testing the deep extension of the mineralization at a greater than one kilometre depth.

5.	Mimic production drilling by drilling a tight grid of RC drill holes that would provide data for a ground truth block model.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

KINROSS
Diamond Drill Collars
Great Bear Project Outline
Transmisson Line
Highway 105
Forestry Road
River
Water Body
Township
Diamond Drill Collar
March-December 2022
Pre March 2022 Collars are Transparent Circles
Kilometers
Nad 83 UTM Zone 15N
SOUTH OF BYSHE AREA
DIXIE LAKE AREA
Powerline
Rice Lake
LP
Limb
Hinge
Province of Ontario Mining Divisions
Location of Project

Figure 10-1: Drill holes from the 2022 drill program

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Drilling statistics for the Kinross 2022 drill program by zone, are summarized in Table 10-1.

Table 10-1: Statistics of 2022 drilling

Zone/Sub-zone	Holes	Total Meterage (m)
Auro	33	27,215
Yauro	23	20,099
Yuma	32	23,684
Bruma	29	25,919
Discovery	25	16,227
Viggo	62	28,941
Limb	50	34,181
Hinge	1	501
Exploration and Condemnation Drilling	34	17,3870
Geotechnical and Metallurgical Drilling	41	11,724

The RC drill program began in March 2022 and was concluded in July 2022. A total of 433 holes were completed for a total of 34,530 m. All RC holes were drilled with a 171 mm drill bit. Holes were under compression to ensure samples were dry. Samples were taken continuously in rock over 2 m intervals targeting 10 kg for each sample.

Where possible, best efforts were made to calculate true widths of zones. In established vein zones such as the Hinge and Limb Zones, true widths were calculated by intersecting the drill hole intercept with the vein geometry. In the LP Zone, true widths were calculated from the orientation of the estimation domains. These values range from 75% to 95% of true width and reported on a hole-by-hole basis.

Drilling Procedures

Chibougamau Diamond Drilling Ltd., Forage FTE Drilling Ltd., Hy-Tech Drilling Ltd., and Major Drilling Group International Inc. were used for the Kinross 2022 drill campaign. The drills were skid mounted diamond core drills and were capable of drilling a range of depths up to greater than 2,000 m. All holes drilled at the Project utilized NQ (47.6 mm) tools and rods. Drill holes were cased in HQ diameter core (63.5 mm) and reduced to NQ (47.6 mm) for the remainder of the drill hole. Regular drill rig visits indicated drill crews used adequate care in handling and boxing the core. Core was placed in wooden boxes with depth markers demarcating the end of every drill run (up to 3 m). Boxes were covered and brought to the core facility in Red Lake twice a day after morning and evening rig checks.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

All drill holes completed in all programs were initially set up using a handheld Garmin GPS60 unit. At the completion of the hole, casing was left in the hole and capped for diamond drill holes. The cap included the drill hole ID stamped onto a large metal flag for winter safety. At the completion of the program, the drill holes were surveyed with a differential global positioning system (GPS) and this information was added to the “Header” as the final UTM location.

Downhole surveys of the drill holes were conducted using a Reflex Gyro, a non-magnetic north seeking tool. In diamond drill holes, the first measurement was taken just past the casing at approximately 10 m, with readings taken every 10 m thereafter and again at the end of the hole. In RC drill holes, the first measurement was taken just past the casing at approximately 5 m, with readings taken every 5 m thereafter and again at the end of the hole. The non-magnetic, north seeking Gyro tool was selected after review of historical drilling which revealed significant erroneous downhole survey measurements due to excessively magnetic rocks.

Oriented core measurements were taken for all drill programs with the exception of the RC drill program. Measurements were taken at the end of each run (3 m) or when the core tube was pulled. Drillers used a Reflex ACT III RD Orientation Instrument to obtain the measurements.

As a result of competent bedrock and reliable drilling practices, drill core recovery rates were more than 98% for the duration of the Project.

Confidence values were assigned to all drill holes, including historic drill holes, based on whether the drill hole has had its collar found and surveyed by a differential GPS, whether the hole had downhole surveys carried out and if that survey was conducted using a non-magnetic device. For all modelling and estimation work, only high confidence drill holes were used (Confidence 1 and 2). To the QP’s knowledge, there are no drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

Drill Core Logging

The following describes Kinross’ approach to diamond drill core analysis:

•	The drill core is collected at the end of each shift and brought to the core logging facility in Red Lake.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	The core is geotechnically logged: orientation marks are measured, magnetic susceptibility and specific gravity values are recorded by the geotechnician. All data is recorded electronically on a tablet.

•	If any errors in blocking or box numbers are found, they are reported to the geologist. These errors are then reported to the drill supervisor so they can be corrected at the drill.

•	The drill holes are then logged by the geologist. Data including lithological type, alteration, structural elements, and sulphide content is recorded electronically on a tablet in Logger for the first nine months of the year and in acQuire for the remainder of the year. All data is recorded electronically and backed up automatically.

•	Wet and dry core is photographed for every box then labelled by hole ID and meterage.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

11.	Sample Preparation, Analyses, and Security

11.1	Sample Security

All samples are stored in Great Bear’s (now Kinross) secure core logging facilities. The logging facilities are kept locked and are only accessible to Kinross personnel.

Prior to shipping, the samples are manifested on the respective shipping forms. Samples are collected in standard plastic rock sample bags and stapled closed. The sample bags are placed in rice bags, which in turn are placed in plastic bin palettes. The bins are covered with plywood and a numbered security seal is applied. Kinross personnel load the bin palettes onto the transport trucks, operated by Red Lake based freight shipping company Gardewine North. Paper copies of the forms are sent along with the samples and a digital copy is sent to the laboratory via email. A digital copy of the forms is retained by Kinross.

Samples are generally shipped two or three times per week, depending on the amount of drilling.

11.2	Sample Preparation and Analysis

Great Bear has used several laboratories to perform their assay analyses on core and rock samples:

•	Activation Laboratories Ltd (Actlabs) from July 2017 to June 2018

•	SGS Ltd. (SGS), in Red Lake, from July 4, 2018, to December 31, 2019.

•	Actlabs, in Thunder Bay, from September 2019 to present.

•	Check assay samples and RC samples were sent to ALS Global (ALS).

All assaying laboratories servicing Great Bear and Kinross samples are independent laboratories with ISO/IEC 17025:2017 accreditation from the International Organization for Standardization and Standards Council of Canada.

All pulps and coarse reject material from both laboratories were packaged and shipped to Kinross’s facility (Great Bear’s prior to acquisition) in Red Lake, at 2 Industrial Park, or at their core storage (core laydown) area on the Property.

Descriptions of the sample preparation and analyses conducted at Actlabs and SGS are presented below.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Actlabs

Upon receipt at Actlabs in Thunder Bay, the entire sample is weighed (kg) and recorded (prep code RX10). The samples (<7 kg) are crushed up to 80% passing 2 mm, mechanically split to obtain a representative sample (250 g), and then pulverized to at least 95% -105 microns (µm). All the steel mills used in this process are mild steel and do not introduce Cr or Ni contamination (prep code RX1).

All samples were subject to near total digestion, using four acid digestion, and were analyzed for 36 elements by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) (Actlabs Code: 8-4).

The samples were assayed for gold by fire assay (50 g) with an atomic absorption (AA) finish (Actlabs Code: 1A2-50). Sample results above the 10,000 ppb gold over limit were re-assayed using a gravimetric finish (Actlabs Code: 1A3). Samples with highly variable gold results, or that contained visible gold, had a 500 g split taken and sieved to 149 µm, and a metallic screen assay performed (Actlabs Code: 1A4).

In 2020, density measurements were also completed by Actlabs.

The Actlabs analytical codes and description are summarized as follows.

•	1A2-50	(Au Fire Assay – AA, 50 g sample)

•	1A3	(Au Fire Assay – Gravimetric, 50 g sample, over limit)

•	1F2	(Au Fire Assay – AA, 30 g sample)

•	8-4	(4 Acid ICP-MS, 0.5 g sample, over limit)

•	1A4	(Au Fire Assay - Metallic Screen, 500 g sample)

SGS

Once received at SGS in Red Lake, samples are weighed and dried. The sample (<3 kg) is then crushed to 75% passing a 2 mm screen. A 250 g split is then taken and pulverized to 85% passing 75 µm (SGS code: PRP89).

All samples were subject to near total digestion with four acids, 33 element geochemical analysis by Inductively Coupled Plasma Optical Emission Spectrometry (ICP-OES) (SGS code: ICP40B). Detection limits for some of the metals of interest were: Ag 2 ppm to 100 ppm, Sb 5 ppm to 1%, Zn 1 ppm to 1%.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

A larger 50 g sample was also analyzed for gold using fire assay and AA (SGS code: FAA515), which has a lower and upper detection limit of 5 ppb Au and 10,000 ppb Au, respectively. Samples that were greater than 10,000 ppb Au were analyzed by lead fusion fire assay with a gravimetric finish (SGS Code: FAG505). This method’s lower and upper limits are 0.5 ppm and 3,000 ppm, respectively.

Metallic screens were also requested by the field geologist if visible gold was noted or suspected during the logging process, or if the results from the fire assay were highly variable. In this case, a one kilogram split was taken and screened through a 160 mesh screen. The entire plus size sample fraction was assayed by fire assay. A 50 g minus size sample fraction was run in duplicate. The average of the two minus fraction assays and the plus fraction assay were combined by weight for total grade calculation.

The SGS analytical codes and description are summarized as follows:

•	ICP40B (4 Acid ICP-OES, 0.2 g sample)

•	FAA515 (Au Fire Assay – AA, 50 g sample)

•	FAG505 (Au Fire Assay – Gravimetric, 50 g sample)

•	GO_FAS50M (Au, Ag, screen metallic)

11.3	Quality Assurance/Quality Control

Great Bear and Kinross have carried out a quality assurance/quality control (QA/QC) program on all its drill core sampling since 2017 consisting of the insertion and analysis of blanks, Certified Reference Materials (CRM or standards), and duplicate samples to monitor the precision and accuracy or the reliability of the assay results from its drilling and sampling program. This is in addition to the quality control samples that are inserted by the assay laboratory and consist of blanks, standards, and duplicates.

Between May and August 2020, Great Bear retained Analytical Solutions Ltd. (ASL) to carry out a comparison of the two analytical methods used, fire assay and screen metallics, based on 54 drill core samples (from 2019 drill holes).

In August 2020, ASL reviewed 2,622 drill core duplicates obtained by the quartering of half core samples from Great Bear’s 2019 and 2020 drill holes. Due to the variability of the values typical of an orogenic gold project, ASL recommended that core duplicate collection be discontinued during the sampling program.

In September 2020, ASL completed guidelines for sampling and assay quality control for Great Bear. These procedures serve as the basis of Great Bear’s QA/QC program.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

11.3.1	QA/QC – 2017 to 2019 by Great Bear

The following has been modified from Adamova (2021). Kinross has reviewed the 2017-2019 QA/QC data with accompanying report and the QP is of the opinion that the assay results are accurate and reliable and suitable for Mineral Resource estimation.

Between 2017 to 2019, a total of 9,454 QA/QC samples, consisting of two types of blanks and 14 different CRMs, were inserted into the drill core sample stream nominally every 30 samples.

When selecting control sample types, Great Bear’s approach was to insert a blank, a sample representing low grade (approximately 1 g/t Au to 2 g/t Au), a standard representing mid-grade (approximately 3 g/t Au to 5 g/t Au), and a high-grade sample which should trigger a gravimetric analysis at greater than 10 g/t Au. CRMs were used to completion and if unable to obtain more of the same standard, Great Bear replaced it with a standard with the same approximate gold grade.

Table 11-1 provides a summary of control samples for blanks and CRMs.

Table 11-1: Summary of control samples – 2017 to 2019

Description	2017 - 2019	Comments
Total Number of Samples	83,574
Number of Control Samples	9,454 (11.3%)
Distribution
Blanks	4,726 (5.7%)
BLM	1,701	Actlabs + SGS
BLK	1,591	Actlabs + SGS
BM-10	1,436	Actlabs + SGS
Standards (CRMs)	4,726 (5.7%)
CDN-GS12A	102	Actlabs + SGS
CDN-GS1P5Q	748	SGS
CDN-GS1P5R	824	Actlabs + SGS
CDN-GS2S	474	SGS
CDN-GS4H	467	Actlabs + SGS
CDN-GS5W	350	SGS
CDN-GSP5E	659	Actlabs + SGS
OREAS 209	360	Actlabs + SGS
OREAS 214	109	SGS
OREAS 215	30	Actlabs

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Description	2017 - 2019	Comments
OREAS 221	400	Actlabs + SGS
OREAS 224	171	SGS
OREAS 228	32	Actlabs

Note: summation errors may occur due to rounding.

Blank material that returns assays greater than 10 ppb Au is considered in the warning range. CRMs that return assays of ± 3 standard deviations (SD) from the certified value are considered outside the tolerable limits.

Sources of error in QA/QC samples can occur from data entry errors, sample mix-ups before, during or after shipping, switched samples at the laboratory, errors in the standard itself, and laboratory assaying errors.

Every QA/QC failure is followed up by the database manager in an attempt to recognize the most likely cause. Multiple failures on a single certificate and gradual migration of values over time are the two most likely causes for re-running certificates and batches. In general, single errors and outliers will be recognized as a warning but will not trigger re-assaying.

Table 11-2 shows a summary of the QA/QC control samples results for drilling programs between 2017 and 2019. These results are further broken down by laboratory where the sample analysis was completed. Figure 11-1 presents a graphical comparison of QA/QC results for control samples between 2017 and 2019.

Table 11-2: Summary of control sample results – 2017 to 2019

	Total Count	% Failures	Actlabs Count	Actlabs % Failures	SGS Count	SGS % Failures
Blanks
BL10	1,701	2%	323	1%	1,378	3%
BLK	1,591	5%	193	0%	1,398	6%
BLM	1,436	1%	331	1%	1,105	2%
CRMs
CDN-GS12A	102	6%	23	4%	79	7%
CDN-GS1P5Q	748	17%	-	-	748	17%
CDN-GS1P5R	824	6%	206	5%	618	6%
CDN-GS2S	474	14%	-	-	474	14%
CDN-GS4H	467	8%	211	1%	256	13%
CDN-GS5W	350	5%	-	-	350	5%

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

	Total Count	% Failures	Actlabs Count	Actlabs % Failures	SGS Count	SGS % Failures
CDN-GSP5E	659	5%	207	7%	452	4%
OREAS 209	360	14%	50	0%	310	17%
OREAS 214	109	20%	-	-	109	20%
OREAS 215	30	0%	30	0%	-	-
OREAS 221	400	9%	72	3%	328	10%
OREAS 224	171	14%	-	-	171	14%
OREAS 228	32	3%	32	3%	-	-

Note: summation errors may occur due to rounding.

Source: Adamova (2021)

Figure 11-1: Graphical representation of total samples submitted and failure rates at SGS vs ActLabs

Blanks

From 2017 to May 2019, two types of blank reference material were combined under the label BLK. The two types of blank materials were:

•	BL-10: a commercially available ¾ inch unmineralized limestone marble gravel, purchased from a local hardware store

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	BLM: a certified blank purchased from CDN Resources Laboratories Ltd. (CDNRL) (Figure 11-2).

From June 2019, the two types of blank material were differentiated from each other in the database as “BL-10”, from CDNRL, and the commercial marble material as “BLM”.

Source: AGP (2021)

Figure 11-2: Blank reference material BL-10

Blanks are used to monitor the laboratory’s cleanliness between samples and provide a benchmark by which to monitor contamination. Generally, 100 g of the blank material was inserted into the sample series nominally every 20 samples and/or after an obvious mineralized interval. A blank failure was defined as having an assay value greater than 0.01 ppm Au.

Sample batches were often not re-run due to blank failures unless significant contamination is found. Failure of a blank sample may be due to contamination and, for this reason, any re-assaying of samples is completed on the sample batch. Typically, the sample range, including the last passed blank to the next passed blank, is re-analyzed if contamination is suspected.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-3 to Figure 11-5 present control plots of blank material for BLK, BL-10 and BLM, by laboratory. The red bars depict the warning limit of 0.01 g/t Au.

Source: Adamova (2021)

Figure 11-3: Control plot for BLK blank material (BL-10 and BLM combined); April 2017 – May 2019

Source: Adamova (2021)

Figure 11-4: Control plot for BL-10 blank material; June 2019 to December 2019

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: Adamova (2021)

Figure 11-5: Control plot for BLM blank material; June 2019 to December 2019

Standards

Commercial CRMs, or standards, are used to test the precision and accuracy of gold assays and to monitor the consistency of the laboratory’s performance. The standards were purchased in pre-measured individual packets weighing approximately 100 g and were sourced from ORE Research & Exploration PL (OREAS) and CDNRL. The CRMs were randomly inserted into the sample sequences, nominally every 20 to 30 samples.

A CRM outside of the acceptable tolerance levels was defined by analytical values that were greater than 3SD above or below the expected certified gold value. The results of the standard were reviewed in the context of the results of the batch, and the assay laboratory was notified of the CRM failure if deemed appropriate. In the event of a standard outside the tolerance limits, 10 samples above and 10 below the failed standard within a laboratory defined batch were selected for re-analysis. In cases where the standard failures occurred in “unmineralized” rock (generally in zones returning < 0.10 g/t Au) no action was taken but a note was made in the QA/QC sample tracking spreadsheet. Extreme outliers were often determined to be a result of the incorrect standard sample being inserted into the sample stream or errors in the sample data entry; these samples have been corrected in the database.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-6 to Figure 11-18 represent the control plots for each standard used in the 2017, 2018, and 2019 drill programs. The red solid lines denote the upper and lower tolerance levels of three standard deviations. Typically, only two or three different CRMs are used during any given time. The CRMs have overlapping insertion dates between 2017 and 2019 (Adamova, 2021).

Source: Adamova (2021)

Figure 11-6: Control plot for SRM GS12A

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: Adamova (2021)

Figure 11-7: Control plot for SRM GS1P5Q

Source: Adamova (2021)

Figure 11-8: Control plot for SRM GS1P5R

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: Adamova (2021)

Figure 11-9: Control plot for SRM GS2S

Source: Adamova (2021)

Figure 11-10: Control plot for SRM GS4H

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: Adamova (2021)

Figure 11-11: Control plot for SRM GS5W (Fire Assay)

Source: Adamova (2021)

Figure 11-12: Control plot for SRM GS5W (Gravimetric Finish)

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: Adamova (2021)

Figure 11-13: Control plot for SRM GSP5E

Source: Adamova (2021)

Figure 11-14: Control plot for SRM OREAS 209

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: Adamova (2021)

Figure 11-15: Control plot for SRM OREAS 214

Source: Adamova (2021)

Figure 11-16: Control plot for SRM OREAS 221

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: Adamova (2021)

Figure 11-17: Control plot for SRM OREAS 224

Source: Adamova (2021)

Figure 11-18: Control plot for SRM OREAS 228

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Field Duplicates

Field duplicate samples are used to monitor sample batches for potential sample mix-ups and monitor the data variability as a function of both laboratory error and sample homogeneity.

The duplicate samples were produced by quartering the half core sample into two quarter splits, with one sample recorded as the “original” sample and the other, the duplicate. Field duplicates were inserted every 40 to 60 samples.

Given the highly variable and nuggety nature of the mineralization, the field duplicates may produce assay samples that vary considerably. Thus, the results of the field duplicates do not fail, but highlight the variability of the different styles of mineralization. If the duplicate was selected from unmineralized rock and contained significant gold values, the sample was selected for re-assay using the coarse reject material.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-19 presents the scatter plot for the results of the field duplicates.

Figure 11-19: Scatter plot for field duplicates

Check Assays

Approximately 5% of gold bearing samples were sent for check assays to a different analytical laboratory. Check assays were completed on both pulps of the original sample and coarse rejects. A total of 179 samples were selected from drill holes BR-024, BR-035, and BR-050.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-20 presents the comparison of gold assays of original assays and coarse rejects for the 179 samples that were initially assayed at SGS and were sent to both Actlabs and ALS for check analyses.

Source: Adamova (2021)

Figure 11-20: Control plot for coarse reject analyses from SGS, Actlabs and ALS Global

Duplicate sampling of cut core and check assays preformed at Actlabs and ALS did not reveal any bias in assay results for Great Bear’s exploration programs.

11.3.2	QA/QC – 2020 to February 2022 by Great Bear

Between January 2020 and February 2022, Great Bear followed the same QA/QC procedures and insertion rates for the control samples used in its 2017 to 2019 drill programs.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Eight of the thirteen CRMs were discontinued and six new CRMs were utilized during the 2020-2022 drilling programs.

Table 11-3 summarizes the blanks and CRMs used in the 2020-2022 drill programs.

Table 11-3: Summary of control samples – 2020 – 2022 Great Bear drill programs

Description	2020 – 2022	Comments
Total Number of Samples	245,460
Number of Control Samples	25,613 (10.4%)
Distribution
Blanks	12,670 (5.1%)
BLK	9,215
BLM	1,707	to Sep 2020
BL-10	1,748	to Sep 2020
Standards (CRMs)	12,943 (5.3%)
CDN-GS-12A	102	to Jul 2020
CDN-GS-12B	332
CDN-GS-1P5R	562	to Aug 2020
CDN-GS-1W	962	to Oct 2020
CDN-GS-4H	514	to May 2020
CDN-GS-P5E	1,499	to Oct 2020
OREAS 216b	1,135
OREAS 221	1,093	to Feb 2021
OREAS 226	3,257
OREAS 232	3.305
OREAS 238	182

Blanks

Similar to 2019, Great Bear employed the two types of blank reference materials: BL-10 and BLM. Starting from August 2020, and on the recommendation of ASL, the certified blank exclusively used by Great Bear was the coarse silica material from OREAS (BLK).

Generally, 100 g of the blank material was inserted into the sample series nominally every 20 samples and/or after an obvious mineralized interval. A blank failure was defined as having an assay value greater than 0.025 ppm Au, which is equivalent to five times the detection limit of the Au FA-AA analytical method.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-21 and Figure 11-22 present the control plots of blank material for BLM and BLK, respectively. The failure rate from all three blank samples was 0.1% during the period (only 13 failures out of 12,670 blank samples inserted).

Figure 11-21: Control plot BLM

Figure 11-22: Control plot for BLK

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Standards

In 2020 to 2022, Great Bear followed the same QA/QC procedures used in its previous drill programs. The CRMs were inserted into the sample sequences, nominally every 20 to 30 samples.

Table 11-4 presents a summary of results for CRMs used between January 2020 and February 2022. Figure 11-23 to Figure 11-28 present the control plots for selected CRMs used during this period.

Table 11-4: Summary of CRMs for 2020 – 2022 Great Bear drill program

CRM Name	Assay Lab.	Method	Count	Certified Value Au (g/t)	Standard Deviation	Average Assay Au (g/t)	No. of Failures	% Failures
CDN-GS-12A	Actlabs	FA-GRAV	102	12.31	0.27	12.38	8	7.8%
CDN-GS-12B	Actlabs	FA-GRAV	332	11.88	0.285	11.99	17	5.1%
CDN-GS-1P5R	Actlabs	FA-AA	562	1.81	0.07	1.80	22	3.9%
CDN-GS-1W	Actlabs	FA-AA	962	1.063	0.038	1.047	55	5.7%
CDN-GS-4H	Actlabs	FA-AA	514	5.01	0.15	5.01	16	3.1%
CDN-GS-P5E	Actlabs	FA-AA	1,499	0.655	0.031	0.640	102	6.8%
OREAS 216b	Actlabs	FA-AA	1,135	6.66	0.158	6.76	7	0.6%
OREAS 221	Actlabs	FA-AA	1,093	1.062	0.036	1.057	9	0.8%
OREAS 226	Actlabs	FA-AA	3,257	5.45	0.126	5.46	52	1.6%
OREAS 232	Actlabs	FA-AA	3,305	0.902	0.023	0.901	39	1.2%
OREAS 238	Actlabs	FA-AA	182	3.03	0.080	3.06	9	4.9%
Total & Avg		All	12,943				336	2.6%

FA-AA – fire assay AAS finish, FS-GRAV –fire assay gravimetric finish

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-23: Control plot for CDN-GS-1W

Figure 11-24: Control plot for CDN-GS-4H

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-25: Control plot for CDN-GS-P5E

Figure 11-26: Control plot for OREAS 221

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-27: Control plot for OREAS 226

Figure 11-28: Control plot for OREAS 232

Field Duplicates

A similar procedure was followed during 2020 to February 2022 to those used in 2017 to 2019. Field duplicates were inserted every 40 to 60 samples.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-29 presents the scatter plot for the results of the field duplicates completed between January 2020 and March 2021. Field duplicate samples did not reveal any bias in assay results for Great Bear’s 2020-2021 exploration programs.

Figure 11-29: Control plot for field duplicates; January 2020 to March 2021

11.3.3	QA/QC – March to December 2022 by Kinross

Between March and December 2022, Kinross followed the same QA/QC procedures and insertion rates for the control samples used by Great Bear in its previous drilling programs.

Six of the eleven CRMs were discontinued and five new CRMs were utilized during the 2022 Kinross drill program.

Table 11-5 summarizes the blanks and CRMs used in the 2022 sampling program.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Table 11-5: Summary of control samples – 2022 Kinross drill program

Description	2022	Comments
Total Number of Samples	134,291
Number of Control Samples	14,224 (10.6%)
Distribution
Blanks	7,084 (5.3%)
BLK	6,268
BLK_PStone	816	from Oct 2022
Standards (CRMs)	7.140 (5.3%)
CDN-GS-12B	76
OREAS 211	1,116
OREAS 216B	715	to Jul 2022
OREAS 226	5	to May 2022
OREAS 230	1,103
OREAS 232	1,266
OREAS 233	502
OREAS 237B	179
OREAS 238	1,149
OREAS 240	1,029

Blanks

During 2022, Kinross continued using the certified coarse silica blank from OREAS (BLK) and employed one additional blank reference material (BLK_PStone) in October 2022.

Generally, 250 g of the blank material was inserted into the sample series nominally every 20 samples and/or after an obvious mineralized interval or if visible gold was noted. A blank failure was defined as having an assay value greater than 0.025 ppm Au.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-30 and Figure 11-31 present the control plots of blank material for BLK and BLK_PStone, respectively.

Figure 11-30: Control plot for BLK

Figure 11-31: Control plot for BLK_PStone

During the 2022 Kinross drill program, the failure rate from all blank samples was 0.2% (only 12 failures out of 7,084 blank samples inserted).

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Standards

For the 2022 drill program, Kinross followed the QA/QC procedures used by Great Bear in its previous drill programs. The CRMs are inserted into the sample sequences, nominally every 20 samples.

Table 11-6 presents a summary of results for CRMs used between March and December 2022. Figure 11-32 to Figure 11-35 present the control plots for CRMs used during this period.

Table 11-6: Summary of CRMs for 2022 Kinross drill program

CRM Name	Assay Lab.	Method	Count	Certified Value Au (g/t)	Standard Deviation	Average Assay Au (g/t)	No. of Failures	% Failures
GS12B	Actlabs	FA-GRAV	76	11.88	0.285	11.92	2	2.6%
OR211	Actlabs	FA-AA	1,116	0.768	0.027	0.758	17	1.5%
OR216B	Actlabs	FA-AA	715	6.66	0.158	6.73	17	2.4%
OR226	Actlabs	FA-AA	5	5.45	0.126	5.37	0	0.0%
OR230	Actlabs	FA-AA	1,103	0.337	0.013	0.332	19	1.7%
OR232	Actlabs	FA-AA	1,266	0.902	0.023	0.899	19	1.5%
OR233	Actlabs	FA-AA	502	1.05	0.029	1.05	9	1.8%
OR237B	Actlabs	FA-AA	179	2.26	0.067	2.28	7	3.9%
OR238	Actlabs	FA-AA	1,149	3.03	0.080	3.04	23	2.0%
OR240	Actlabs	FA-AA	1,029	5.51	0.139	5.53	18	1.7%
Total & Avg		All	7,140				131	1.8%

FA-AA – fire assay AAS finish, FA-GRAV – fire assay gravimetric finish

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-32: Control plot for OREAS 230

Figure 11-33: Control plot for OREAS 233

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-34: Control plot for OREAS 238

Figure 11-35: Control plot for OREAS 240

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

11.3.4        QA/QC – 2022 RC Drilling by Kinross

During the 2022 RC drill program, Kinross applied similar QA/QC procedures and insertion rates for the control samples to the diamond drill samples.

Table 11-7 summarizes the blanks and CRMs used in the 2022 Kinross RC drill program.

Table 11-7: Summary of control samples – 2022 Kinross RC drill program

Description	2022	Comments
Total Number of Samples	14,273
Number of Control Samples	2,081 (14.6%)
Distribution
Blanks	427 (3.0%)
BLK	427
Standards (CRMs)	1,654 (11.6%)
CDN-GS-12B	117
OREAS 211	274
OREAS 216B	66	to Jul 2022
OREAS 230	308
OREAS 232	106	to Jul 2022
OREAS 233	178
OREAS 238	281
OREAS 240	187
OREAS 243	137

Blanks

Similar to 2020, Kinross employed one blank reference material (BLK) in the sample stream. The blank failure rate for the RC program was relatively high at 6.3%. This was due mainly to the powdery nature of the RC samples that created a cloud of dust when poured into the crusher. This was identified at the early stage of the RC drill program and proactive measures, such as longer and more rigorous cleaning of the crusher by compressed air between each sample, were implemented.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-36 presents the control plot of blank material (BLK) inserted during the 2022 Kinross RC drill program.

Figure 11-36: Control plot for BLK

Standards

For the 2022 Kinross RC drill program, the CRMs were inserted into the sample sequences nominally every 10 samples.

Table 11-8 presents a summary of results for CRMs used for 2022 Kinross RC drill program. Figure 11-37 to Figure 11-39 present the control plots for CRMs used for this program.

Table 11-8: Summary of CRMs for 2022 Kinross RC drilling program

CRM Name	Assay Lab.	Method	Count	Certified Value Au (g/t)	Standard Deviation	Average Assay Au (g/t)	No. of Failures	% Failures
CDN-GS-12B	ALS	FA-GRAV	117	11.88	0.285	11.88	7	6.0%
OREAS 211	ALS	FA-AA	274	0.768	0.027	0.766	5	1.8%
OREAS 216B	ALS	FA-AA	66	6.66	0.158	6.66	2	3.0%
OREAS 230	ALS	FA-AA	308	0.337	0.013	0.335	3	1.0%
OREAS 232	ALS	FA-AA	106	0.902	0.062	0.904	1	0.9%
OREAS 233	ALS	FA-AA	178	1.05	0.029	1.06	2	1.1%
OREAS 238	ALS	FA-AA	281	3.03	0.080	3.03	7	2.5%
OREAS 240	ALS	FA-AA	187	5.51	0.139	5.46	9	4.8%
OREAS 243	ALS	FA-AA	137	12.39	0.306	12.53	4	2.9%
Total & Avg		All	1,654				40	2.4%

Note. FA-AA – fire assay AAS finish, FA-GRAV – fire assay gravimetric finish

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-37: Control plot for CDN-GS-12B

Figure 11-38: Control plot for OREAS 211

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 11-39: Control plot for OREAS 233

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Field Duplicates

Figure 11-40 presents the scatter plot for the results of the field duplicates collected from the RC drill program. Field duplicate assays from 2022 RC drill program showed typical scatteredness of the nuggety gold mineralization but did not reveal any bias.

Figure 11-40: Scatter plot for field duplicates

11.4	QP Opinion

The QP is of the opinion that the preparation and analyses of the samples are adequate for this type of deposit and style of gold mineralization and that the sample handling and chain of custody, as documented, meet standard industry practice.

The QP has reviewed the QA/QC programs and is of the opinion that it is in accordance with standard industry practice and CIM Estimation of Mineral Resource & Mineral Reserve Best Practice Guidelines (CIM, 2019), Great Bear and Kinross personnel have taken reasonable measures to ensure that the sample analysis completed is sufficiently accurate and precise and that based on the statistical analysis of the QA/QC results, the assay results are accurate and reliable and suitable for Mineral Resource estimation.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

12.	Data Verification

Technical information in this report has been derived from exploration programs by Great Bear and Kinross and from the existing reports and data collected by previous exploration companies that were reviewed by the QP. The QP has visited the site multiple times during 2021 and 2022 and reviewed all the procedures for collection and handling of the data from the drilling program, which includes but is not limited to the following.

•	Historical drill hole collar coordinates

•	Core handling and storage procedures

•	Core logging and sampling procedures

•	QA/QC sample insertion procedure

•	Sample packing and shipment procedures

In September 2022 Kinross transferred the drill hole data from Logger to acQuire database. Drill hole assays and survey data were reimported from the original certificates to ensure that accurate information is stored in the database. The data was compared between Logger and acQuire to verify the data was migrated correctly.

In July 2021, a consulting company, AGP Mining Consultants (AGP), was requested to review the data collection and handling procedures of Great Bear’s drilling program. The following chapters 12.1 and 12.2 are from AGP’s site visit report and follow-up work on independent sample analysis.

12.1	AGP Site Inspection

The site visit to the Property was conducted by Mr. Paul Daigle, a QP from AGP from July 12 to 15, 2021, with three days on site and exploration offices in Red Lake. The 2021 drill program was underway and near completion at the time of the visit. The author was accompanied on the site visit by:

•	Dylan Langille, Project Geologist, Rimini for Great Bear

•	Rick Greenwood, Project Geologist, Rimini for Great Bear

The site visit included an inspection of the Project site to review drill hole collars and collar coordinates; and an inspection of the two core logging, sampling, and storage facilities in Red Lake. The visit also included a review of selected drill core and drill logs.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Drill Hole Collar Locations

AGP located 60 of the 299 drill hole collars (up to March 31, 2021) at the Hinge, Limb, and LP Zones; approximately 14% of Great Bear’s drill holes. The locations of diamond drill hole collars were surveyed in the field using a handheld GPS device (Garmin GPS map 62s) and using the NAD83 datum, the same datum used by Great Bear.

Casing is left in the hole and Great Bear drill hole collars are capped by an aluminum screw cap that is punched with the drill hole number with a threaded rod and metal tag welded at the top. The drill hole number on some of the red flags is still legible. Some drill hole casings use a red cap covering the top of the casing. Figure 12-1 shows the drill hole collars at the LP and Hinge Zones.

Source: AGP (2021)

Figure 12-1: Drill hole collars BR-207 (left, LP Zone), DHZ-060 and 061 (right, Hinge Zone)

The collar coordinates measured by AGP occurred within a 4 m tolerance of those reported in the drill hole database. In the QP’s opinion, the coordinates are acceptable, given the accuracy of the handheld GPS used to check the drill hole collar locations.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Table 12-1 and Table 12-2 present the comparison of the AGP coordinates and the Great Bear surveyed drill hole coordinates for verified drill holes in the Hinge and Limb Zones and the LP Zone, respectively.

Table 12-1: Drill hole collar locations - Hinge and Limb Zones

Drill Hole	Great Bear Easting (UTM E)	Great Bear Northing (UTM N)	AGP Easting (UTM E)	AGP Northing (UTM N)	Δ Easting (m)	Δ Northing (m)
BR-11-A	455347	5635500	455350	5635500	-3	0
DSL-16 -17 -18	456384	5633306	456384	5633307	0	-1
DHZ-061	456395	5633309	456395	5633309	0	0
DHZ-060	456395	5633309	456397	5633312	-2	-3
DHZ-055	456455	5633339	456456	5633340	-1	-1
DHZ-044	456479	5633298	456479	5633300	0	-2
DHZ-044	456479	5633298	456479	5633299	0	-1
DHZ-046 -047	456478	5633299	456478	5633295	0	4
DHZ-036 035	456509	5633273	456508	5633271	1	2
DHZ-037	456523	5633275	456526	5633273	-3	2
DHZ-038A	456524	5633277	456526	5633273	-2	4
DHZ-028 -029	456540	5633276	456541	5633275	-1	1
DHZ-032 -033 -034	456511	5633228	456508	5633226	3	2
DSL-009 -010 -011	456501	5633200	456497	5633200	4	0
DHZ -022 -021	456523	5633162	456523	5633160	0	2
DHZ -050 -051 -052	456457	5633218	456457	5633218	0	0
DSL-019 - 020 -021	456428	5633209	456430	5633209	-2	0
DL-58-59	456348	5633545	456350	5633544	-2	1
DL-047	456168	5633745	456171	5633743	-3	2

Source: AGP (2021)

Note: Datum is NAD 83 Zone 15 U.

Table 12-2: Drill hole collar locations - LP Zone

Drill Hole	Great Bear Easting (UTM E)	Great Bear Northing (UTM N)	AGP Easting (UTM E)	AGP Northing (UTM N)	Δ Easting (m)	Δ Northing (m)
BR-207	457306	5634010	457305	5634011	1	-1
BR-206	457347	5634028	457348	5634025	-1	3
BR-237	457332	5633989	457329	5633987	3	2
BR-203 BR-204	457374	5633984	457371	5633983	3	1

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Drill Hole	Great Bear Easting (UTM E)	Great Bear Northing (UTM N)	AGP Easting (UTM E)	AGP Northing (UTM N)	Δ Easting (m)	Δ Northing (m)
BR-208	457353	5633943	457349	5633945	4	-2
BR-236	457271	5634080	457272	5634081	-1	-1
BR-233	457221	5634118	457219	5634117	2	1
BR-232	457196	5634144	457194	5634147	2	-3
BR-038	457155	5634131	457154	5634131	1	0
BR-144	457118	5634163	457120	5634164	-2	-1
BR-143	457081	5634208	457081	5634206	0	2
BR-212	456977	5634200	456975	5634201	2	-1
BR-140	456955	5634239	456955	5634241	0	-2
BR-164	457493	5634178	457492	5634177	1	1
BR-220	457435	5634149	457432	5634149	3	0
BR-109	457413	5634095	457410	5634096	3	-1
BR-216	457412	5634095	457409	5634095	3	0
BR-228	457512	5634241	457511	5634242	1	-2
BR-103	457736	5634241	457738	5634240	-2	1
REG-001	455916	5634199	455918	5634202	-2	-3
BR-080	455975	5634707	455978	5634708	-3	-1
DNW-006	455479	5635086	455478	5635084	1	2
DNW-005 DNW-006	455507	5635074	455508	5635074	-1	0
DNW-008	455489	5635139	455489	5635141	0	-2

Source: AGP (2021)

Note: Datum is NAD 83 Zone 15 U.

Drill Core Review

The site visit included a review of drill logs and their comparison to selected drill core intervals. Mineralized intervals were selected for the review. The lithological descriptions and sample intervals recorded in the drill logs were consistent with the drill core intervals reviewed. Visible gold, where logged, was observed.

Table 12-3 lists the selected drill core intervals examined during the site visit.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Table 12-3: Summary of selected drill core for review

Drill Hole	From (m)	To (m)	Interval (m)	Core Boxes	Target
BR-118	52.45	66.5	14.05	10 – 14	LP/Auro
BR-118	144.10	166.10	22.00	44 – 49	LP/Auro
BR-196	153.35	176.40	23.05	43 – 50	LP/Auro
BR-198	185.10	207.40	22.30	53 – 60	LP/Auro
BR-101	184.20	221.90	37.70	59 – 71	LP/Auro
BR-167	280.15	311.65	31.50	95 – 106	LP/Auro
BR-243	59.25	90.80	31.55	62 – 72	LP/Auro
BR-251	59.25	90.80	31.55	11 – 21	LP/Auro
DL-042	131.45	145.80	14.35	42 – 46	Limb
DHZ-031	134.20	145.60	11.40	45 – 48	Hinge
DHZ-020	181.26	192.80	11.54	60 - 65	Hinge

Source: AGP (2021)

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Drill Core Logging and Sampling Facilities

Great Bear maintains two logging and sampling facilities in Red Lake. The first facility is situated approximately 2.5 km northwest of Red Lake at 117 Forestry Road. This facility is a refurbished sawmill with a large warehouse split into a logging area and a core cutting area. Two ATCO trailers installed outside serve as an administration and exploration office at this site (Figure 12-2).

The interior of the core logging and sampling facility is clean and well maintained.

Source: AGP (2021)

Figure 12-2: Drill logging and sampling facility at 117 Forestry Road

Figure 12-3 and Figure 12-4 show the core logging tables and core cutting area, respectively.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: AGP (2021)

Figure 12-3: Drill logging table; 117 Forestry Road

Source: AGP (2021)

Figure 12-4: Core cutting area; 117 Forestry Road

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Great Bear’s second facility is housed in three rented buildings in Red Lake, located at 2 Industrial Park Road and 19 Young Street, and a garage. These facilities were the original logging and sampling facilities when Great Bear initiated its drilling programs (Figure 12-5).

Each building contains logging tables and core cutting facilities (Figure 12-6 and Figure 12-7). There is a large yard where core boxes are temporarily stored before being sent to the core storage/core laydown yard on the Property. This facility is the staging area for shipping samples (from both facilities). It is secured by a lock and is located next to Gardewine North, the transport company used to ship samples to Actlabs in Thunder Bay.

The interior of this core logging and sampling facility is kept clean and is well maintained.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: AGP (2021)

Figure 12-5: Drill logging and sampling facility at 2 Industrial Park Road and 19 Young Street

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: AGP (2021)

Figure 12-6: Drill logging tables at the 2 Industrial Park Road facility

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: AGP (2021)

Figure 12-7: Drill core cutting room at the 2 Industrial Park Road facility

Core Storage

Drill core from the field is kept within secured logging facilities with access only for Great Bear or Rimini personnel.

Once the drill core is sampled, the core boxes are stacked criss-cross and strapped together for security. The core boxes are held temporarily at the 2 Industrial Park Road facility (Figure 12-8) until transported to the core storage area (core laydown area) on the Project site (Figure 12-9). Coarse rejects have also been transported to this area for storage (Figure 12-10).

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: AGP (2021)

Figure 12-8: Strapped core boxes (by drill hole), temporary core storage at the 2 Industrial Park facility

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: AGP (2021)

Figure 12-9: Core racks at the core storage area; Project site

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: AGP (2021)

Figure 12-10: Coarse rejects under tarpaulin at the core storage area; Project site

Historic Drill Core

On the Project site, historic drill core is stored close to the Hinge and Limb Zones. The core boxes are stack in criss-cross, covered with empty core boxes, and strapped (Figure 12-11). The site is overgrown; however, the boxes appear to be in good condition. Any permanent marker labels are faded but many of the boxes have etched aluminum tags with information including drill hole number, drill hole interval, and box number.

Kinross has reviewed and mapped these drill holes and plans to transport the core to its core storage area on the Property.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Source: AGP (2021)

Figure 12-11: Historic drill core storage area; near Hinge and Limb Zone

12.2	Independent Sample Analysis

The collection of independent samples is meant to demonstrate the presence of mineralization on the Property in similar ranges as reported by the issuer. These samples are not intended to act as duplicate samples.

AGP collected six samples by selecting sample intervals from the Great Bear drill core. The samples were collected from the same sample interval as noted in the drill hole database for comparison.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

AGP supervised the quartering of the drill core and collection of the selected sample intervals at Great Bear’s cutting room at the Forestry Road facility. The samples were placed in plastic sample bags with a sample tag inserted and sealed with a stapler. The six samples were placed in a rice bag and zip tied and kept under supervision by the QP. The samples were placed in a second rice bag and sealed with a numbered seal. The samples were shipped within one of Great Bear’s shipping bins by Gardewine North to Actlabs in Thunder Bay for sample preparation and analysis. Once received at Actlabs, the samples were:

•	prepared by crushing the samples to 80% passing 2 mm and then a split of 250 g was pulverized to 95% passing 105 µm (Actlabs Code RX1).

•	Analyzed for gold by fire assay with an AA finish (Actlabs Code 1A2B-50).

The six independent samples are shown in Table 12-4 and the comparison of gold results is presented in Table 12-5.

Table 12-4: Summary of independent samples

AGP Sample No.	Great Bear Sample No.	Drill Hole	Sample Interval (m)	Interval (m)	Target
A1047851	DX156790	BR-118	156.00 – 157.00	1.00	LP (Yuma)
A1047852	DX106614	BR-198	197.00 – 198.20	1.20	LP (Auro)
A1047853	DX150087	BR-167	289.60 – 290.35	0.75	LP (Auro)
A1047854	A00370962	DL-042	139.80 – 140.30	0.50	Limb
A1047855	A00361035	DHZ-020	185.10 – 185.85	0.75	Hinge
A1047856	DX130522	BR-243	65.00 – 65.70	0.70	LP (NW)

Source: AGP (2021)

Table 12-5: Independent sample results

GBR Sample No.	AGP Sample No.	Great Bear Au (gpt Au)	AGP Au (gpt Au)	Δ Au (gpt Au)
DX156790	A1047851	4.94	4.14	0.80
DX106614	A1047852	13.70	8.92	4.78
DX150087	A1047853	6.00	5.28	0.72
A00370962	A1047854	7.15	2.23	4.92
A00361035	A1047855	2.43	1.70	0.73
DX130522	A1047856	3.23	3.86	-0.63

Source: AGP (2021)

The results of the independent samples have demonstrated the presence of gold mineralization on the Property. AGP interprets the differences of the gold grades in the independent samples to be due to the degree of variability of the gold mineralization. It should be noted that all samples, except one, returned values less than those of Great Bear, however, they are all in the range of those of Great Bear. It should also be noted that samples collected by AGP were quarter core, in lieu of half core collected by Great Bear.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

12.3	QP Opinion

The data used to support a Mineral Resource estimate are subject to validation, using built-in software program that automatically triggers a data check for a range of data entry errors. Verification checks on surveys, collar coordinates, lithology, and assay data have been conducted. The checks were appropriate and consistent with industry standards.

The QP for this section is of the opinion that the sample descriptions, sampling procedures, and data entries were conducted in accordance with industry standards.

The QP is also of the opinion that the database is representative and adequate to support a Mineral Resource estimate for the Project.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

13.	Mineral Processing and Metallurgical Testing

13.1	Introduction

Kinross acquired Great Bear in 2022 following metallurgical test work performed at Blue Coast Research Ltd (Blue Coast Research) in 2020 and 2021. The two test work programs were designed to provide an initial understanding of gold dissolution using standard cyanidation methods on composites from the LP, Hinge, and Limb zones of the Great Bear deposit. Additional cyanidation tests were conducted to evaluate the impacts of grind size, cyanide concentration, and lead nitrate addition on gold leaching.

Following the acquisition, Kinross retained SGS Canada Inc. (SGS) to perform a more comprehensive test program, namely the Scoping Test Work program. This metallurgical testing program is still underway at the time of writing this report. The evaluation program includes a wide range of characterization tests comprised of detailed chemical head analysis, mineralogy, comminution, and ore sorting. Gold recovery testing incorporates a brief investigation of the heap leaching option, and a detailed examination of standard milling circuit options, including gravity separation, flotation, and cyanide leaching. A rheometallurgical program covering thickening, rheology, and filtration is also included as well as a baseline acid rock drainage (ARD) testing on final tailings from selected leach tests. Kinross notes that limited SGS Scoping Test Work results will be presented as the test work was underway at the time of writing this Technical Report.

As of the effective date of this Technical Report, the QP is not aware of any processing factors or deleterious elements that could have a significant effect on potential economic extraction.

13.1	Blue Coast Test Programs Results

Blue Coast Research completed two preliminary metallurgical test work programs on the Project (then Dixie Project) in 2020 and 2021.

Sampling Program

In 2020, three composites were selected by representatives from Great Bear. Each composite weighed approximately 20 kg and was comprised of drill core and/or assay rejects. The three composites are listed below:

•	Hinge Zone Comp – a single composite from the Hinge Zone.

•	Dixie Limb (DL) Argillite Comp – a composite comprised of argillite rock type, within the Limb Zone.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	DL High Sulphide Comp – a composite that consists of higher sulphide material within the Limb Zone. The samples were all noted as being from the silica sulphide replacement rock type.

In 2021, five composites were submitted by Great Bear. Four of the five composites were designed to represent variations in grade across the deposit, while the fifth composite was selected to evaluate the impact that higher arsenic zones may have on gold recovery. The composites were:

•	LP Fault High Arsenic Comp – a composite selected to represent the LP material containing elevated quantities of arsenopyrite.

•	LP Fault 8-10 Comp – a composite with an expected average grade of 8 g/t to10 g/t Au.

•	LP Fault 3.5 Comp – a composite with an expected average grade of 3.5 g/t Au.

•	LP Fault 1.5 Comp – a composite with an expected average grade of 1.5 g/t Au.

•	LP Fault 0.5 Comp – a composite with an expected average grade of 0.5 g/t Au.

Sample Head Analysis

A chemical characterization of the composites was performed at the Blue Coast Research laboratory through the following analysis:

•	Quantitative Analysis (Au, sulphur, and carbon)

○	FA-GRAV for gold

○	ELTRA for carbon and total sulphur (Stot) and sulphide sulphur (S2)

○	CO3—ELTRA for total carbon (Ctot)

○	HCl-ELTRA for organic carbon (Corg)

•	Semi-Quantitative ICP Scan Analysis

The samples and head assays are listed in Table 13-1 to Table 13-3.

Table 13-1: Quantitative analysis - Dixie Project composite head assays

Composite	Au (g/t)	Stot (%)	S2- (%)	Ctot (%)	Corg (%)
Method	FA-GRAV	ELTRA	CO3—ELTRA	ELTRA	HCl-ELTRA
Hinge Zone Comp	13.07	0.66	0.49	1.01	0.03

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Composite	Au (g/t)	Stot (%)	S2- (%)	Ctot (%)	Corg (%)
DL Argillite Comp	10.64	6.29	4.81	2.55	0.37
DL High Sulphide Comp	8.02	6.74	6.11	2.35	0.21
LP Fault High Arsenic Comp	9.43	1.13	1.07	0.56	0.02
LP Fault 8-10 Comp	21.9	0.94	0.79	0.26	0.06
LP Fault 3.5 Comp	3.97	1	0.9	0.22	0.04
LP Fault 1.5 Comp	1.54	0.86	0.6	0.21	0.02
LP Fault 0.5 Comp	0.65	0.79	0.59	0.25	0.02

Table 13-2: Semi-quantitative ICP scan analysis - Dixie Project multi-element ICP scan

Element	Detection Limit	Units	Method	Hinge Zone Composite	DL Argillite Composite	DL HS Composite
Ag	0.2	ppm	4AD-ICP	0.7	1.4	2.1
Al	0.01%		4AD-ICP	5	4.5	2.9
As	2	ppm	4AD-ICP	28.3	2,887.40	3,798.10
Ba	2	ppm	4AD-ICP	191.6	184.8	104
Be	0.2	ppm	4AD-ICP	0.8	0.3	<0.2
Bi	2	ppm	4AD-ICP	<2	<2	<2
Ca	0.01%		4AD-ICP	5.9	6.7	6.3
Cd	0.2	ppm	4AD-ICP	4	8.1	1.9
Co	2	ppm	4AD-ICP	27.7	36.7	32.6
Cr	1	ppm	4AD-ICP	197.6	116.4	92.9
Cu	1	ppm	4AD-ICP	111.7	296.3	317.7
Fe	0.01%		4AD-ICP	5.7	11.2	12.2
Ga	20	ppm	4AD-ICP	<20	<20	<20
Ge	20	ppm	4AD-ICP	<20	<20	<20
Hf	20	ppm	4AD-ICP	<20	<20	<20
Hg	1	ppm	4AD-ICP	N/A	N/A	N/A
In	20	ppm	4AD-ICP	<20	<20	<20
K	0.01%		4AD-ICP	0.7	0.5	0.2
Li	2	ppm	4AD-ICP	24.2	18.6	12.1
Mg	0.01%		4AD-ICP	2.1	2.2	1.5
Mn	2	ppm	4AD-ICP	1,124.40	1,466.50	1,933.30
Mo	1	ppm	4AD-ICP	1.6	2.1	2.7
Na	0.01%		4AD-ICP	1.4	2.7	1.6

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Element	Detection Limit	Units	Method	Hinge Zone Composite	DL Argillite Composite	DL HS Composite
Nb	10	ppm	4AD-ICP	<10	<10	<10
Ni	1	ppm	4AD-ICP	72.6	71.2	50.7
P	0.002%		4AD-ICP	0	0	0
Pb	2	ppm	4AD-ICP	4.3	43.5	15.1
Rb	20	ppm	4AD-ICP	33	<20	<20
Re	20	ppm	4AD-ICP	<20	<20	<20
S	0.01%		4AD-ICP	0.7	6.3	7.1
Sb	2	ppm	4AD-ICP	<2	<2	9
Se	10	ppm	4AD-ICP	<10	<10	<10
Sn	10	ppm	4AD-ICP	<10	<10	<10
Sr	1	ppm	4AD-ICP	123.5	330.8	269.1
Ta	10	ppm	4AD-ICP	<10	<10	<10
Te	10	ppm	4AD-ICP	<10	11.6	15.8
Ti	0.01%		4AD-ICP	0.3	0.3	0.1
Tl	2	ppm	4AD-ICP	<2	<2	<2
V	1	ppm	4AD-ICP	190.3	103.4	65.9
W	10	ppm	4AD-ICP	549.2	20.4	22.9
Zn	2	ppm	4AD-ICP	344.5	641.1	502.2
Zr	4	ppm	4AD-ICP	51	91.1	45.5

Table 13-3: Semi-quantitative ICP scan analysis - LP multi-element ICP scan

Element	Detection Limit	Units	Method	LP Fault 0.5g Comp	LP Fault 1.5g Comp	LP Fault 3.5g Comp	LP Fault 8-10Comp	LP Fault High As Comp
Ag	0.2	ppm	AR-ICP	<0.2	<0.2	0.8	2.4	1.9
Al	0.01%		AR-ICP	1.36	1.26	1.06	0.6	0.81
As	2	ppm	AR-ICP	147	506	421	3474	640
Ba	2	ppm	AR-ICP	59	84	75	64	93
Be	0.2	ppm	AR-ICP	0.4	0.2	0.5	<0.2	0.2
Bi	2	ppm	AR-ICP	<2	<2	<2	<2	<2
Ca	0.01%		AR-ICP	1.11	0.91	0.9	0.87	1.79
Cd	0.2	ppm	AR-ICP	3.1	<0.2	0.2	0.3	0.5
Co	2	ppm	AR-ICP	10	9	10	9	9

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Element	Detection Limit	Units	Method	LP Fault 0.5g Comp	LP Fault 1.5g Comp	LP Fault 3.5g Comp	LP Fault 8-10Comp	LP Fault High As Comp
Cr	1	ppm	AR-ICP	47	68	61	64	46
Cu	1	ppm	AR-ICP	47	26	46	31	29
Fe	0.01%		AR-ICP	2.73	2.51	2.71	2.07	2.45
Ga	20	ppm	AR-ICP	<20	<20	<20	<20	<20
Ge	20	ppm	AR-ICP	<20	<20	<20	<20	<20
Hf	20	ppm	AR-ICP	<20	<20	<20	<20	<20
Hg	1	ppm	AR-ICP	<3	<3	<3	<3	<3
In	20	ppm	AR-ICP	<20	<20	<20	<20	<20
K	0.01%		AR-ICP	0.77	0.73	0.81	0.4	0.54
Li	2	ppm	AR-ICP	12	12	14	7	9
Mg	0.01%		AR-ICP	0.91	0.85	0.79	0.49	0.72
Mn	2	ppm	AR-ICP	533	488	469	443	669
Mo	1	ppm	AR-ICP	6	7	6	8	6
Na	0.01%		AR-ICP	0.05	0.06	0.04	0.04	0.04
Nb	10	ppm	AR-ICP	<10	<10	<10	<10	<10
Ni	1	ppm	AR-ICP	16	17	17	14	17
P	0.002%		AR-ICP	0.06	0.054	0.063	0.04	0.055
Pb	2	ppm	AR-ICP	139	18	59	46	15
Rb	20	ppm	AR-ICP	59	54	52	22	30
Re	20	ppm	AR-ICP	<20	<20	<20	<20	<20
S	0.01%		AR-ICP	0.84	0.83	1.09	1	1.22
Sb	2	ppm	AR-ICP	6	6	8	9	7
Se	10	ppm	AR-ICP	<10	<10	<10	<10	<10
Sn	10	ppm	AR-ICP	<10	<10	<10	<10	<10
Sr	1	ppm	AR-ICP	16	19	10	25	25
Ta	10	ppm	AR-ICP	<10	<10	<10	<10	<10
Te	10	ppm	AR-ICP	<10	<10	<10	<10	<10
Ti	0.01%		AR-ICP	0.15	0.13	0.16	0.07	0.1
Tl	2	ppm	AR-ICP	6	3	<2	5	2
V	1	ppm	AR-ICP	38	38	44	22	32
W	10	ppm	AR-ICP	12	<10	12	15	26
Zn	2	ppm	AR-ICP	513	67	116	96	111
Zr	4	ppm	AR-ICP	19	11	16	12	11

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Head assays results indicate the following:

•	Silver content was relatively low and was not expected to influence carbon loadings or elution performance significantly.

•	Higher sulphide content was noted in the Limb samples.

•	Mercury levels were low.

•	Arsenic and antimony levels were low and are not expected to influence recoveries.

•	Organic carbon levels were low indicating that the preg-robbing potential should be low.

•	Base metal concentrations were low and should not influence carbon loadings.

•	Telluride levels were low and are not expected to adversely influence gold leaching kinetics or recovery.

Leaching

A total of 22 bottle roll cyanidation tests were conducted on the composites. The following leach conditions were used:

•	Residence time: 48-hour bottle

•	Pulp density: 40% solids

•	Cyanide concentration maintained: 1.0 g/L

•	pH was maintained: 10.5 and 11 with the addition of lime

•	Primary grind size: 80% passing 75 μm

•	Lead nitrate addition: 250 g/t

A summary of test conditions and results is presented in Table 134.

Table 13-4: Leaching results summary

Test ID	Feed	Purpose	Primary Grind (P80, µm)	NaCN Consumption (kg/t)	48 hr Au Recovery (%)	Residue Grade (Au, g/t)	Calculated Head Grade (Au, g/t)
CN-1	Hinge Zone Comp	Effect of Primary Grind	112	0.37	95.4	0.640	14.0

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Test ID	Feed	Purpose	Primary Grind (P80, µm)	NaCN Consumption (kg/t)	48 hr Au Recovery (%)	Residue Grade (Au, g/t)	Calculated Head Grade (Au, g/t)
CN-2	Hinge Zone Comp	Effect of Primary Grind	74	0.43	97.2	0.390	13.9
CN-3	DL Argillite Comp	Effect of Primary Grind	138	1.10	92.9	0.720	10.1
CN-4	DL Argillite Comp	Effect of Primary Grind	77	4.47	88.3	1.272	10.9
CN-5	DL High Sulphide Comp	Effect of Primary Grind	121	1.11	93.1	0.620	9.0
CN-6	DL High Sulphide Comp	Effect of Primary Grind	74	1.91	96.1	0.347	8.9
CN-7	DL Argillite Comp	Effect of Lead Nitrate	78	1.66	97.0	0.313	10.4
CN-8	DL Argillite Comp	Effect of Lead Nitrate	76	1.43	97.4	0.287	11.1
CN-9	DL Argillite Comp	Effect of Cyanide Concentration	74	3.30	97.5	0.287	11.5
CN-10	DL Argillite Comp	Effect of Lead Nitrate / Pre-treatment	79	1.56	97.1	0.288	10.1
CN-11	DL High Sulphide Comp	Effect of Lead Nitrate	76	1.55	96.9	0.292	9.4
CN-12	DL High Sulphide Comp	Effect of Lead Nitrate / Pre-treatment	77	1.35	96.7	0.289	8.8
CN-13	LP Fault High As Comp	Baseline	77	0.19	98.0	0.183	9.2
CN-14	LP Fault High As Comp	Effect of Lead Nitrate / Pre-treatment	75	0.22	97.7	0.211	9.2
CN-15	LP Fault 8-10 Comp	Baseline	75	0.23	99.2	0.190	23.0
CN-16	LP Fault 8-10 Comp	Effect of Lead Nitrate / Pre-treatment	74	0.27	98.7	0.341	26.6
CN-17	LP Fault 3.5 Comp	Baseline	75	0.18	97.5	0.106	4.2
CN-18	LP Fault 3.5 Comp	Effect of Lead Nitrate / Pre-treatment	74	0.12	97.3	0.111	4.1

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Test ID	Feed	Purpose	Primary Grind (P80, µm)	NaCN Consumption (kg/t)	48 hr Au Recovery (%)	Residue Grade (Au, g/t)	Calculated Head Grade (Au, g/t)
CN-19	LP Fault 1.5 Comp	Baseline	75	0.12	96.3	0.058	1.6
CN-20	LP Fault 1.5 Comp	Effect of Lead Nitrate / Pre-treatment	74	0.19	96.4	0.049	1.4
CN-21	LP Fault 0.5 Comp	Baseline	77	0.23	95.2	0.036	0.7
CN-22	LP Fault 0.5 Comp	Effect of Lead Nitrate / Pre-treatment	74	0.12	95.9	0.040	1.0

Test Work Conclusions

The following conclusions were noted from Blue Coast Research test work programs conducted on the Great Bear mineralization:

•	Gold from each composite was readily cyanide soluble with extraction during standard cyanide leach tests ranging from 95% to 99% for LP.

•	The addition of lead nitrate did not improve overall leach recovery from the LP material. Lead nitrate addition improved extraction kinetics from the highest-grade composite only. Extraction kinetics from all other composites were unaffected by the addition of lead nitrate.

•	Cyanide consumption was low, averaging 0.19 kg NaCN/tonne over all tests.

•	Higher sulphide content was noted in the Limb samples.

•	The addition of lead nitrate improved overall gold recovery and increased gold dissolution kinetics in the Limb samples. The improvement in gold dissolution kinetics was noted to be up to 24 hours in some instances.

•	Lead nitrate addition reduced the dissolution of sulphur and resulted in lower consumption of cyanide.

•	Pre-treatment with lead nitrate prior to the addition of cyanide did not result in any additional gold recovery, compared to when lead nitrate was added just prior to cyanide.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	Grinding to 75 microns appeared to improve gold recovery slightly compared to primary grinds of approximately P80=125 μm.

Test Work Recommendations

Based on results produced from the Blue Coast Research testing programs, the following recommendations were made for future work:

•	Conduct a cyanide leach optimization program exploring:

○	the gold extraction at coarser grind sizes.

○	the impact of lower concentrations of sodium cyanide and the impact they have on gold dissolution.

•	Conduct gravity recoverable gold test work to determine the potential for gravity concentration on material from the Great Bear deposit.

•	Conduct comminution test work including Bond Ball Mill Work Index and Semi-autogenous Grinding (SAG) Mill Comminution (SMC) tests to determine grindability parameters.

•	Conduct a flotation test work program to determine how the material responds to flotation.

•	Conduct additional cyanidation test work.

•	Evaluate the benefits of lead nitrate addition in the Hinge Zone material.

•	Examine the impact of primary grind size when lead nitrate is applied.

•	Carry out a variability cyanidation study on discrete spatial samples to determine the variability of metallurgical response within the deposit and to provide a link to discrete 3D space.

13.2	SGS Metallurgical Scoping Test Work 2022

Sampling Program

Following the metallurgical test work performed at Blue Coast Research in 2020 and 2021, a more comprehensive test program was initiated by Kinross in 2022 after the acquisition of the Project. Samples were selected from different zones of the Great Bear deposit and sent to SGS for testing. This test work is underway at the time of writing this report. The purpose of the investigation is to evaluate the metallurgical response of the mineralization, provide the key metallurgical data for selection of a suitable processing flowsheet for plant design, and estimate metallurgical recoveries and processing costs for financial modelling.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The method of preparing composite samples for the test work was based on grades and the need to obtain composites representative of the three mineralized zones of the Great Bear deposit, namely the LP Zone, Hinge Zone, and Limb Zone. The samples were predominantly NQ half drill cores from all three mineralized zones of the Great Bear deposit, with the exception of two LP samples which were PQ whole drill cores. The NQ half drill cores were from drilling programs executed prior to the acquisition. The two PQ whole drill cores consisted of fresh drill cores, BRP002 and BRP001, drilled following the Kinross acquisition in 2022.

Nine composite samples representative of the deposit were designed from the drill cores collected to represent the three different zones of the deposit. However, due to limited samples available, a single composite was generated from the Limb drill core collected. The nine composites are listed below:

•	C01: LP composite made of BRP002 selected PQ whole core intervals

•	C02: LP composite made of BRP001 selected PQ whole core intervals

•	C03: LP composite made of selected NQ half core intervals

•	C04: LP composite made of selected NQ half core intervals

•	C05: LP composite made of selected NQ half core intervals

•	C06: LP composite made of selected NQ half core intervals

•	C07: Hinge composite made of selected NQ half core intervals

•	C08: Hinge composite made of selected NQ half core intervals

•	C09: Limb composite made of selected NQ half core intervals

Figure 13-1 depicts the locations of the drill holes from where metallurgical samples for the three test work progssrams were retrieved in the Project area.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 13-1: Metallurgical sample locations from current and historical drill sites for test work programs

Head Assays

One-kilogram sub-samples of minus 1.7 mm material representing each of the 20 samples were subjected to standard screened metallics analysis for gold and silver as follows:

•	Samples were initially sieved at +/-106 μm. The minus 106 μm fraction was set aside, while the +106 μm fraction was briefly pulverized and the pulverized material re-sieved.

•	The minus 106 μm generated was combined with the previous minus 106 μm material and the process was repeated several times until only approximately 30 g remains on the sieve.

•	The +106 μm (metallics) fraction was fire assayed for gold and silver in its entirety. The combined minus 106 μm fraction was homogenized and two separately riffled approximately 30 g aliquots were submitted for fire assay for gold and silver to extinction.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	Depending on the anticipated (or known) silver grade of the sample, a separate undersize screen cut was typically retained and potentially subjected to acid digestion before being read for Ag by AAS.

Screened metallic analysis was used due to coarse gold in the samples. Silver assay in the +150 mesh product was less than 5 g/t Ag in some samples. For purposes of calculating, the values are set at 5 g/t Ag.

Duplicate gold assays on the -150 mesh fraction of the samples listed in Table 13-5 reveal some differences in the gold grades. This appears to be a nugget effect. Screened metallic gold analysis indicated that gold concentration in the -150 mesh in samples C02, C03, C05, C06, C07, C08, and C09 was higher than in the +150 mesh fraction. Silver head analysis presented in Table 13-6 shows that more than 77% of silver in samples is in the -150 mesh fraction.

Table 13-5: Screened metallics for Au analysis

		Head	+150 Mesh		-150 Mesh			% Au Distribution
		Grade				Au, g/t
Ore Type	Comp	(Au, g/t)	% Mass	Au, g/t	% Mass	a	b	+150 Mesh	-150 Mesh
LP	C01	2.08	2.8	40.9	97.2	1.22	0.70	55.1	44.9
LP	C02	3.29	2.5	55.6	97.5	2.12	1.72	43.1	56.9
LP	C03	2.03	3.0	13.7	97.0	1.77	1.56	20.5	79.5
LP	C04	1.97	2.1	46.3	97.9	0.90	1.11	50.0	50.0
LP	C05	2.64	3.0	22.7	97.0	1.53	2.51	25.8	74.2
LP	C06	3.72	3.1	19.0	96.9	3.22	3.25	15.6	84.4
Hinge	C07	4.25	3.0	29.5	97.0	4.08	2.89	20.5	79.5
Hinge	C08	4.36	2.6	24.6	97.4	3.92	3.71	14.7	85.3
Limb	C09	9.73	2.7	128.0	97.3	7.16	5.73	35.6	64.4

Table 13-6: Screened metallics for Ag analysis

		Head	+150 Mesh		-150 Mesh			% Ag Distribution
		Grade				Ag, g/t
Ore Type	Comp	(Ag, g/t)	% Mass	Ag, g/t	% Mass	a	b	+150 Mesh	-150 Mesh
LP	C01	0.63	2.8	5	97.2	0.5	--	22.3	77.7
LP	C02	1.72	2.5	10	97.5	1.5	--	14.8	85.2
LP	C03	0.83	3.0	5	97.0	0.70	--	18.3	81.7

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

		Head	+150 Mesh		-150 Mesh			% Ag Distribution
		Grade				Ag, g/t
Ore Type	Comp	(Ag, g/t)	% Mass	Ag, g/t	% Mass	a	b	+150 Mesh	-150 Mesh
LP	C04	0.89	2.1	5	97.9	0.80	--	11.9	88.1
LP	C05	0.93	3.0	5	97.0	0.80	--	16.2	83.8
LP	C06	0.83	3.1	5	96.9	0.70	--	18.4	81.6
Hinge	C07	0.50	--	--	--	--	--	--	--
Hinge	C08	0.50	--	--	--	--	--	--	--
Limb	C09	0.70	--	--	--	--	--	--	--

Separate, smaller representative cuts were pulverized and submitted for LECO analyses including S(T), S2-, C(T), C(graphitic) and CO32-, and for 30 element semi-quantitative ICP scan (aqua regia digest). The specific gravity of each sample was determined by gas comparison pycnometer.

S(total) and S(sulphide) have been performed as part of the head analysis. Ratios of S=/S(tot) presented in Table 13-7 indicate that 86% to 97% of the sulphur in the samples is present in the sulphide form. Gold deportment studies, on selected samples, will undoubtedly identify other sulphide minerals if sufficient amounts are present.

Results presented in Table 13-7 to Table 13-9 indicate that silver content is relatively low and is not expected to influence carbon loadings or elution performance significantly. Antimony levels are low and are not expected to influence recoveries. Organic carbon levels are low indicating that the preg-robbing potential should be low. Base metal concentrations are low and should not influence carbon loadings. The mercury analysis result is not yet available.

Table 13-7: Quantitative analyses of the samples

	LP						Hinge		Limb
Element	C01	C02	C03	C04	C05	C06	C07	C08	C09
Au, g/t	2.08	3.29	2.03	1.97	2.64	3.72	4.25	4.36	9.73
Ag, g/t	0.6	1.7	0.8	0.9	0.9	0.8	0.5	0.5	0.7
Au/Ag Ratio	3.3	1.9	2.4	2.2	2.9	4.5	8.5	8.7	13.9
As, %	0.027	0.002	--	--	--	--	--	--	--
S, %	0.69	2.85	1.22	1.89	0.62	1.3	0.44	0.49	4.11
S=, %	0.62	2.44	1.12	1.84	0.56	1.19	0.39	0.45	3.74
S= /S %	89.9	85.6	91.8	97.4	90.3	91.5	88.6	91.8	91.0

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

	LP						Hinge		Limb
Element	C01	C02	C03	C04	C05	C06	C07	C08	C09
C(t), %	0.21	0.07	0.24	0.28	0.45	0.45	1.05	1.2	2.18
C(g), %	< 0.05	< 0.05	< 0.05	< 0.05	< 0.05	< 0.05	< 0.05	< 0.05	0.22
CO3, %	1.06	0.4	0.52	0.65	2.4	2.26	4.79	5.69	9.37

Table 13-8: Semi-quantitative analyses of the samples

Element	C01	C02	C03	C04	C05	C06	C07	C08	C09
Ag, g/t	< 0.8	1.4	< 0.8	< 0.8	< 0.8	< 0.8	1.1	< 0.8	< 0.8
Al, g/t	15,600	14,400	8,280	8,730	13,200	9,610	16,500	14,000	8,230
As, g/t	292	32	256	< 30	365	135	30	85	1770
Ba, g/t	137	86	85.2	89.6	133	155	145	97.9	152
Be, g/t	0.06	0.29	0.1	0.06	0.11	0.12	< 0.05	< 0.05	0.12
Bi, g/t	< 10	< 10	< 10	< 10	< 10	< 10	< 10	< 10	< 10
Ca, g/t	9,500	8,080	10,100	11,400	17,200	16,400	38,700	45,000	51,600
Cd, g/t	< 2	< 2	< 4	< 4	< 4	< 4	< 4	< 4	< 4
Co, g/t	17	16	9	12	11	11	25	22	36
Cr, g/t	75	60	78	86	77	88	122	95	116
Cu, g/t	43	28	46	206	31	53	108	121	235
Fe, g/t	30,700	35,000	21,800	24,800	22,800	24,000	30,300	32,600	79,900
K, g/t	10,300	6,910	4,340	5,470	8,410	5,500	3,810	2,420	2,530
Li, g/t	< 20	< 20	< 20	< 20	< 20	< 20	< 20	< 20	< 20
Mg, g/t	9,940	7,040	5,740	7,700	8,260	8,010	12,500	9,520	10,800
Mn, g/t	399	398	334	408	890	598	674	851	1270
Mo, g/t	< 6	< 6	7	28	< 6	< 6	< 6	< 6	< 6
Na, g/t	430	901	691	697	939	680	851	918	413
Ni, g/t	33	28	14	19	20	20	67	47	78
P, g/t	558	590	469	605	608	509	233	268	335
Pb, g/t	< 20	123	< 20	< 20	< 20	38	< 20	< 20	< 20
Sb, g/t	< 10	< 10	< 10	< 10	< 10	< 10	< 10	< 10	< 10
Se, g/t	< 30	< 30	< 30	< 30	< 30	< 30	< 30	< 30	< 30
Sn, g/t	< 20	< 20	< 20	< 20	< 20	< 20	< 20	< 20	< 20
Sr, g/t	19.3	30.7	17.5	16.7	30.8	27.2	25.4	20.1	120
Ti, g/t	1,580	791	742	979	1490	1060	998	830	514
Tl, g/t	< 30	< 30	< 30	< 30	< 30	< 30	< 30	< 30	< 30
V, g/t	45	14	20	28	38	34	82	76	60

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Element	C01	C02	C03	C04	C05	C06	C07	C08	C09
Y, g/t	5.9	5.5	6.6	5.2	5.6	5.3	5.5	5.7	5.7
Zn, g/t	70	159	65	89	288	166	42	35	276

Table 13-9: XFR analysis of the samples

Oxide	C01	C02	C03	C04	C05	C06	C07	C08	C09
SiO2%	66.4	66.2	69.4	67	65.5	67.3	58	52.2	49.3
Al2O3%	14.0	14.1	13	14	14	13	11	12	8
Fe2O3%	5.14	5.67	3.83	4.06	4.11	4.17	9.46	12.2	14.8
MgO %	1.98	1.65	1.13	1.76	1.77	1.65	4.9	4.42	3.84
CaO %	3.15	2.34	2.72	3.43	3.89	3.27	8.64	10.8	8.98
Na2O %	2.7	1.35	3.82	3.77	3.69	4.24	1.8	1.88	2.89
K2O %	3.06	3.61	2	2	3	2	1	1	0
TiO2%	0.48	0.42	0.36	0.43	0.44	0.39	0.66	0.81	0.56
P2O5%	0.14	0.15	0.11	0.16	0.13	0.11	0.04	0.06	0.07
MnO %	0.07	0.11	0.05	0.05	0.15	0.08	0.18	0.27	0.28
Cr2O3%	0.02	0.02	0.04	< 0.01	0.02	0.02	0.04	0.05	0.04
V2O5%	0.01	< 0.01	< 0.01	0	< 0.01	< 0.01	0	0	0
LOI %	1.66	3	3	2	2	2	4	4	5
Sum %	98.8	98.9	99.7	98.9	98.5	98.4	98.9	99.1	94.3

Comminution

Several comminution tests were performed to evaluate hardness, abrasiveness, and energy requirements for ore breakage. The tests include:

•	JK drop-weight tests to determine ore resistance to the impact breakage

•	SMC tests (SAG Mill Comminution)

•	RWi - rod mill work index

•	BWi - Bond ball mill work index

•	CWi - impact crushing index

•	Ai - abrasion index

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The results from the comminution testing are summarized in Table 13-10.

Table 13-10: Comminution parameters

					Bond Indices
Sample	Relative	JK Parameters			CWI	RWI	BWI	Mbi	AI
Name	Density	A x b 1	ta	SCSE	(kWh/t)	(kWh/t)	(kWh/t)	(kWh/t)	(g)
C01	2.77	37.05	0.35	10.39	17.0	11.5	11.3	14.8	0.323
C02	2.79	33.5	0.31	11.0	20.40	12.8	11.9	15.8	0.269
C03	2.72	--	--	--	--	--	13.0	18.6	--
C04	2.74	--	--	--	--	--	--	--	--
C05	2.73	--	--	--	--	--	--	--	--
C06	2.73	--	--	--	--	--	--	--	--
C07	2.87	--	--	--	--	--	15.7	23.4	0.506
C08	2.94	--	--	--	--	15.2	14.3	21.1	0.544
C09	2.93	--	--	--	--	15.8	15.0	22.2	0.440

1 A x b from SMC Test. SCSE – Semi-autogenous Grinding Circuit Specific Energy

The determined Axb and SCSE parameters are categorized as “hard” ore, according to JKTech’s database; these values reflect the SAG energy requirement. BWi tests were conducted at a closing screen sizing of 90 and 75 microns. The results ranged between 11.3 kWh/t and 13.0 kWh/t for LP samples. Similar to the Limb sample, Hinge samples have an average BWi of 15 kWh/t. In comparison to the SGS hardness database, Hinge and Limb samples are hard materials whereas the LP mineralization falls in the range of moderately soft materials. From the SGS Ai database perspective, the comminution results indicate that Hinge and Limb are relatively more abrasive than LP.

Physical characteristics testing was conducted as part of comminution characteristics testing in the SGS Scoping Test Work program. Average rock densities of 2.75 g/cm3 and 2.91 g/cm3 were calculated for LP and Hinge samples, respectively. Only one Limb sample has been tested and gave a rock density of 2.93 g/cm3.

Heap Leach

Coarse Bottle Roll Tests

Heap leach amenability (COBR) tests were completed on crushed 2 kg charges in bottles on rolls on each of the samples: LP Fault C01, 02, and 03; Hinge C08; and Limb C09. The following conditions were applied:

•	Feed Mass: 2,000 g

•	Feed size: -10 and -5 mm (two tests)

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	Pulp Density: 50% solids (w/w)

•	Slurry pH: 10.5 – 11.0, maintained with lime

•	Cyanide Concentration: 1 g/L NaCN, maintained

•	Leach duration: 14 days, pregnant solutions subsampled and assayed for Au-Ag after 1, 2, 4, 7, 9, 10, and 14 days

Coarse bottle roll cyanide leach test results are presented in Table 13-11 and Table 13-12. Results indicate a 20% increase in gold recovery with a finer grind. Limb recovery is the lowest and Hinge yielded the highest gold recovery. Silver recovery results showed that finer grinding had no major impact on LP silver recovery. LP samples produced the highest average silver recovery of 37.9%.

Table 13-11: Gold data, coarse bottle roll cyanide leach test results (heap leach amenability)

Feed Size, P100 mm	NaCN added	CaO added	NaCN consumed	CaO consumed	Au Rec. (%)	Residue Grade (Au, g/t)	Head Grade (Au, g/t)
All	1.803	0.473	1.252	0.313	34.9	2.13	3.18
All -10 mm	1.778	0.444	1.242	0.272	24.9	2.39	3.18
All -5 mm	1.827	0.502	1.261	0.355	44.8	1.86	3.18
LP	1.673	0.512	1.035	0.369	35.1	1.92	2.83
Hinge	1.856	0.397	1.391	0.202	41.7	2.04	3.50
Limb	2.139	0.432	1.764	0.257	27.4	2.83	3.90

Table 13-12: Silver data, coarse ore bottle roll cyanide leach test results (heap leach amenability)

Feed Size, P100 mm	NaCN added	CaO added	NaCN consumed	CaO consumed	Ag Rec. (%)	Residue Grade (Ag, g/t)	Head Grade (Ag, g/t)
All	1.80	0.47	1.25	0.31	32.2	0.70	1.05
All -10 mm	1.78	0.44	1.24	0.27	31.6	0.71	1.05
All -5 mm	1.83	0.50	1.26	0.35	32.9	0.69	1.05
LP	1.67	0.51	1.03	0.37	37.9	0.82	1.30
Hinge	1.86	0.40	1.39	0.20	23.8	0.50	0.66
Limb	2.14	0.43	1.76	0.26	23.7	0.55	0.72

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Gravity

Milling test work is focused on gravity separation, gravity tailing cyanide leaching, and gravity tailing flotation. The majority of the tests are underway, and the results are not available yet.

Extended Gravity Recoverable Gold (E-GRG) Testing

The test consisted of three sequential liberation (stage grind) and recovery stages using 20 kg of material. The laboratory standard Knelson MD-3 concentrator was utilized to perform gravity separation after each grinding stage. The entire Knelson concentrate and a representative subsample of tailing from each stage were submitted for size fraction analysis for gold (gravity concentrate fractions were assayed to extinction). Assays from the three stages were used to construct a metallurgical balance from which the GRG number could be calculated. Note that 10 kg of the feed material (at -0.85 mm) was used for grind calibration.

The results of the E-GRG tests are summarized in Figure 13-2.

Figure 13-2: EGRG test summary results

Bulk Gravity Separation

Two-stage combined Knelson + Mozley procedure was performed on samples using standard operating procedures determined by SGS to simulate and investigate the action of a Knelson (or similar) centrifugal concentrator in commercial operation. The Mozley mass pull targets were set to be typical of the mass pull range in commercial production.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Gold and silver recovery results are summarized in Table 13-13 and Table 13-14, respectively. Gravity recoveries of about 26% were achieved on LP samples, C02, and C04. Hinge and Limb achieved very high gold recoveries, with Hinge samples yielding the highest gold gravity recoveries. C09 showing the highest silver recovery of 49.7%.

Table 13-13: Gravity separation Au test results

			Concentrate			Tailing	Head (Au, g/t)
Comp	Test	Grind Size P80 µm	% Mass	Grade (Au, g/t)	Recovery Au (%)	Grade (Au, g/t)	Calc	Direct Assay
C02	G2	176	0.052	1,349	26.1	1.98	2.68	3.29
C04	G4	142	0.055	613	26.6	0.93	1.26	1.97
C07	G7	132	0.033	18,093	69.7	2.57	8.47	4.25
C08	G8	126	0.031	11,240	67.8	1.63	5.06	4.36
C09	G9	122	0.043	8,753	63.1	2.23	6.03	9.73

Table 13-14: Gravity separation Ag test results

			Concentrate			Tailing	Head (Ag, g/t)
Comp	Test	Grind Size P80 µm	% Mass	Grade (Ag, g/t)	Recovery Ag (%)	Grade, (Ag, g/t)	Calc	Direct Assay
C02	G2	176	0.052	267	8.1	1.6	1.7	1.7
C04	G4	142	0.055	101	4.6	1.1	1.2	0.9
C07	G7	132	0.033	993	26.7	0.9	1.2	0.5
C08	G8	126	0.031	617	21.6	0.7	0.9	0.5
C09	G9	122	0.043	1,740	49.7	0.8	1.5	0.7

Gravity + leach

Cyanide leach tests were completed on gravity separation tailing. All tests were conducted in bottles on rolls and included three kinetic subsamples for gold and silver analyses to monitor rates of extraction. Four tests were conducted on each gravity tailing for the purpose of semi-optimizing grind size between approximately 149 μm and 43 μm (P80). The following baseline leach conditions were recommended for the initial tests:

•	Feed Mass: 1,000 g

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	Pulp Density: 50% solids (w/w)

•	Slurry pH: 10.5 – 11.0, maintained with lime

•	Cyanide Concentration: 1 g/L NaCN, maintained

•	Dissolved oxygen: 7 mg/L to 8 mg/L, maintained with air sparge at 1 L/min

•	Leach duration: 48 hours, pregnant solutions subsampled and assayed for gold and silver after 6, 24, and 48 hours.

Table 13-15 summarizes the gravity separation tailing cyanide leach results. Normalized recovery values were calculated with the actual assayed residue grades and the average overall calculated gravity separation head grade. The results indicate that high gold leach recoveries were achieved across all grind sizes with an average overall gold leach recovery of 95.4%.

Table 13-15: Gravity separation tailing cyanide leach results, the effects of grind size

			Reagents (kg/t of CN Feed)		Au Extraction/ Recovery (%)		Leach	Head Grade (Au, g/t)
Deposit	Gravity	Grind Size	Consumed			Normalized	Residue	CN Test	Grav Test
& Comp	Test No.	P80 µm	NaCN	CaO	Grav Sep	Overall	(Au, g/t)	(calc)	(calc)
LP
C02	G2	176	0.72	0.37	26.1	92.7	0.20	2.09	2.68
	G2	103	0.15	0.39	26.1	96.6	0.09	1.69	2.68
	G2	~75	1.22	0.29	26.1	96.3	0.10	1.76	2.68
	G2	53	1.57	0.26	26.1	95.3	0.13	1.59	2.68
C04	G4	142	0.73	0.32	26.6	90.5	0.12	0.91	1.26
	G4	92	0.19	0.33	26.6	92.9	0.09	0.85	1.26
	G4	72	0.82	0.35	26.6	95.2	0.06	1.34	1.26
	G4	53	1.13	0.32	26.6	94.1	0.08	1.36	1.26
Hinge
C07	G7	132	0.67	0.52	69.7	95.8	0.36	2.38	8.47
	G7	88	1.20	0.51	69.7	97.1	0.25	2.44	8.47
	G7	59	1.38	0.47	69.7	98.3	0.14	2.25	8.47
C08	G8	126	0.80	0.49	67.8	93.3	0.34	1.50	5.06
	G8	84	1.32	0.45	67.8	97.2	0.14	1.38	5.06
	G8	53	1.40	0.49	67.8	98.3	0.09	1.62	5.06

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

			Reagents (kg/t of CN Feed)		Au Extraction/ Recovery (%)		Leach	Head Grade (Au, g/t)
Deposit	Gravity	Grind Size	Consumed			Normalized	Residue	CN Test	Grav Test
& Comp	Test No.	P80 µm	NaCN	CaO	Grav Sep	Overall	(Au, g/t)	(calc)	(calc)
Limb
C09	G9	122	1.45	0.81	63.1	96.7	0.20	2.20	6.03
	G9	81	1.95	0.85	63.1	97.0	0.18	2.03	6.03
	G9	52	2.54	0.90	63.1	97.8	0.14	1.73	6.03

Gravity + flotation

Following gravity separation, flotation tests were completed on gravity tailings using standard operating procedures as dictated by SGS Lakefield. All rougher flotation development testing were conducted on 2 kg (dry equivalent) charges of gravity separation tailing in Denver (type) D-12 flotation machines and flotation was performed using local municipal tap water at 35% solids pulp density. A simple and proven set of reagents was used for this test work:

•	Potassium amyl xanthate (PAX)

•	Solvay Aerofloat 208

•	Methyl isobutyl carbinol (MIBC)

•	Testing at the natural pH

Results of the flotation tests were not available at the time of the writing of this report.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

14.	Mineral Resource Estimate

14.1	Summary of Mineral Resources

Mineral Resources are stated in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014 (CIM (2014) Definitions) as incorporated by reference into NI 43-101. Mineral Resources are estimated for the Project’s LP Zone and satellite Hinge and Limb Zones and have an effective date of December 31, 2022 (Table 14-1).

Table 14-1: Summary of Project Mineral Resources – December 31, 2022

	Tonnes	Grade	Gold Ounces
Classification	(000)	(g/t Au)	(000)
Measured	-	-	-
Indicated	33,110	2.57	2,737
TOTAL M&I	33,110	2.57	2,737
Inferred	20,037	3.56	2,290

Notes:

1.	Mineral Resources estimated according to CIM (2014) Definitions.

2.	Mineral Resources estimated at a gold price of US$1,700 per ounce.

3.	Open pit Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au. The LP Zone pit shell was selected at an input gold price of US$1,400/oz (for volume), but resources are reported based on a US$1,700/oz cut-off value. Please see Open Pit Shell and Cut-off Grade subsection for details.

4.	Underground Mineral Resources are estimated at cut-off grades of 2.3 g/t Au for the LP and Hinge zones and 2.5 g/t Au for the Limb Zone.

5.	Numbers may not add due to rounding.

The QP is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

14.2	LP Zone Mineral Resource Estimate

Summary

Snowden Supervisor v 8.14.2 (Supervisor) was used for geostatistical analysis, Leapfrog Geo 2021.5 (Leapfrog) was used to generate estimation domains, and Vulcan 2022.3 (Vulcan) was used for compositing and estimation. The bulk estimation domains were interpolated by ordinary kriging (OK), while the high-grade estimation domains and background domain were interpolated using inverse distance cubed (ID3). Validation of the 2022 Great Bear LP Zone Scoping Study model (GB_LP_SS.bmf) against grade control data using the ground truth model (GT_LP_RC.bmf) showed a 0.1% difference at a 0 g/t Au cut-off grade in ounces of gold.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The 2022 Great Bear LP Zone Scoping Study model classification criteria are based upon the geostatistical drill hole spacing analysis supported by historic exploration and deposit growth drilling, as well as the recent 2022 drill campaign designed to upgrade unclassified material to Inferred status in and around the preliminary pit area at the LP Zone. The open pit and underground Mineral Resource estimates for the LP Zone are summarized in Table 14-2.

Table 14-2: LP Zone Mineral Resource summary – December 31, 2022

			Tonnes	Grade	Gold Ounces
Zone		Classification	(000)	(g/t Au)	(000)
LP Zone	OP	Measured	-	-	-
		Indicated	33,110	2.57	2,737
		TOTAL M&I	33,110	2.57	2,737
		Inferred	8,400	2.24	606
	UG	Measured	-	-	-
		Indicated	-	-	-
		TOTAL M&I	-	-	-
		Inferred	10,585	4.54	1,547

Notes:

1.	Mineral Resources estimated according to CIM (2014) Definitions.

2.	Mineral Resources estimated at a gold price of US$1,700 per ounce.

3.	Open pit Mineral Resources are estimated at a cut-off grade of 0.5 g/t Au. The LP Zone pit shell was selected at an input gold price of US$1,400/oz (for volume), but resources are reported based on a US$1,700/oz cut-off value. Please see Open Pit Shell and Cut-off Grade subsection for details.

4.	Underground Mineral Resources are estimated at a cut-off grade of 2.3 g/t Au.

5.	Numbers may not add due to rounding.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

LP Zone Open Pit Mineral Resource Sensitivity

The cut-off grade sensitivity of the open pit Indicated and Inferred Mineral Resource estimates for the LP Zone are summarized in Table 14-3. The QP notes that the contained ounces are relatively insensitive to gold cut-off grades.

Table 14-3: Open pit Mineral Resource sensitivity - LP Zone

INDICATED	CoG (g/t Au)	Tonnes (000)	Grade (g/t Au)	Gold Ounces (000)
Open Pit Indicated	0.5	33,110	2.57	2,737
	0.6	29,278	2.84	2,670
	0.7	26,095	3.10	2,603
	0.8	23,619	3.35	2,544
	0.9	21,686	3.57	2,491
	1.0	20,048	3.79	2,441
	1.1	18,537	4.01	2,390
	1.2	17,293	4.22	2,344
	1.3	16,226	4.41	2,302
	1.4	15,343	4.59	2,263
	1.5	14,508	4.77	2,224

INFERRED	CoG (g/t Au)	Tonnes (000)	Grade (g/t Au)	Gold Ounces (000)
Open Pit Inferred	0.5	8,400	2.24	606
	0.6	7,202	2.53	585
	0.7	6,217	2.82	565
	0.8	5,588	3.06	550
	0.9	5,076	3.28	536
	1.0	4,598	3.52	521
	1.1	4,215	3.75	508
	1.2	3,884	3.97	496
	1.3	3,606	4.18	485
	1.4	3,381	4.37	475
	1.5	3,166	4.57	465

Resource Database

Only diamond drill core drilled from surface was considered in this estimate and no combined data types (RC, channel, trench, etc.) were used in the resource estimate.

All diamond drill holes were drilled with NQ sized drill bits. The Reflex ACT III core orientation tool was used to orient 100% of the drill core at site. Drill core is split for sampling leaving the orientation line behind in the unsampled core.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

In deposit areas, where recent closely spaced drilling was carried out with the purpose of upgrading resource classifications, whole core sampling accounts for approximately 5% of the total core drilled.

Only drill holes classified as Confidence 1 or 2 were used in the estimate.

The database cut-off and export date for the resource estimation was September 7, 2022. A total of 644 high-confidence drill holes in the LP Zone totalling 320,370 m of drill core and 287,942 raw assay samples were exported from acQuire to be used in the estimate.

Geological Model and Estimation Domains

Geologic logging and geostatistical analysis indicate that two broad grade populations exist in the mineralized rock. The first is a low-grade population that is made up of a large number of spatially continuous samples. This population has been modelled as broad, continuous domains that are referred to as the bulk domains. The second population is substantially higher grade and more limited in extent, falling completely within the bulk domains. This population has been modelled as limited strike, high-grade cores within the bulk domains and are referred to as the high-grade domains.

Current understanding suggests that the overburden on the Property is unmineralized and therefore all estimation domains are terminated on the lower contact of the alluvium model.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Gold in the bulk and high-grade domains is predominantly found within the E31 (felsic volcaniclastics) rock unit within approximately 50 m to 100 m of the metasediment 2 contact. The E32 (fine-grained felsic volcaniclastics), metasedimentary, and fragmental (Felsic Volcaniclastics with Fragmentals) rock units are observed to contain minor gold mineralization, however, this mineralization is generally less continuous and lower grade than the mineralisation found in E31. Both bulk and high-grade domains were built considering these constraints and, where possible, follow the metasediment 2 contact rather than cross it (Figure 14-1).

Plunge 00
Azimuth 290
0
50
100
150
Rock Legend
- Alluvium
- Mafic dyke
- Felsic volcaniclastic
- Metasediment 2
- Fine grained felsic volcaniclastic
- Metasediment 3
- Basalt
Domain Legend
- High-grade domain
- Bulk domain
- Drill hole trace with Au assays
Assays are filtered to only show those greater than 0.6 g/t Au
Assay Legend (g/t)
20
5
3
1
0.1

Figure 14-1: LP Zone estimation domains, looking northwest

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The current understanding of the structural geology in the LP Zone is that two shear zones act as discontinuities to both mineralization and lithology. The LP_Shear and Yauro_Shear cross-cut the mineralization in approximately east-west striking, subvertical planes between Auro and Yauro, and Yauro and Yuma respectively. Estimation domains are truncated on these shear zones (Figure 14-2).

Figure 14-2: LP Zone estimation domains segmented by parallel east-west trending shear zones

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Compositing

Sample intervals are predominantly one metre in length with 69% of samples equal to or less than one metre in length (Figure 14-3). The block size for the model is 5 m x 1 m x 5 m to support underground mine planning. A composite size of one metre was selected as it does not split too many samples while representing the block dimensions well.

Figure 14-3: LP Zone cumulative log histogram of assay sample lengths

The contacts between mineralization domains and background domains were determined to be hard boundaries. To maintain this relationship, run-length composites were generated in Vulcan breaking on estimation domains. Remnant, short intervals were then distributed back over the composites of the domain. The composites were flagged by estimation domain during the compositing process.

Exploratory Data Analysis

The composite database flagged by estimation domain was exported to .csv and imported to Supervisor for further evaluation.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Statistics

Contact Analysis

As the high-grade domains are internal to the bulk domains, two contact analysis plots were run on composites to determine whether a soft or hard boundary should be implemented between domains including:

•	High-grade and bulk domains

•	Bulk domains and background domains

The contact analysis indicated that a hard boundary was appropriate both between the high-grade and bulk domains and the bulk and background domains (Figure 14-4).

Figure 14-4: LP Zone contact plots: transition from background domains to bulk domains (left) and bulk domains to high-grade domains (right)

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Capping

Capping was reviewed based on the mineralization domains. Each of the domains was capped independently. Background mineralization was also analyzed and capped. Figure 14-5 presents a log histogram, log probability plot, and capped and uncapped statistics.

Figure 14-5: LP Zone capping analysis

Uncapped and capped statistical analyses for composite data by domain are shown below in Table 14-4 and Table 14-5, respectively.

Table 14-4: Uncapped statistics of composite data by domain

Domain	N	Uncapped Mean (g/t Au)	Uncapped Median (g/t Au)	Uncapped SD (g/t Au)	Uncapped CV	Minimum (g/t Au)	Maximum (g/t Au)
1	1,042	8.44	1.577	25.61	3.04	0.006	413.60
2	1,025	4.75	1.413	18.39	3.87	0.017	384.20
3	656	4.35	1.113	10.00	2.30	0.013	133.30
4	101	7.41	1.118	30.17	4.07	0.020	284.20
5	210	3.68	1.338	7.12	1.94	0.010	42.80
6	180	3.58	0.754	9.80	2.74	0.021	87.12
7	158	2.88	0.992	7.56	2.63	0.008	75.57
8	383	1.42	0.869	1.66	1.17	0.006	11.27
9	179	2.47	1.120	6.75	2.74	0.054	73.13
10	70	3.36	0.773	9.13	2.72	0.009	54.51
1000	3,111	0.88	0.234	3.97	4.49	0.003	119.60
1100	514	0.73	0.269	2.91	3.97	0.003	60.75
1200	911	1.06	0.162	5.63	5.30	0.003	114.85
1300	607	1.19	0.171	5.14	4.31	0.003	71.21
1400	1,061	0.46	0.080	1.43	3.08	0.003	24.41

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Domain	N	Uncapped Mean (g/t Au)	Uncapped Median (g/t Au)	Uncapped SD (g/t Au)	Uncapped CV	Minimum (g/t Au)	Maximum (g/t Au)
1500	6,177	0.29	0.072	1.56	5.37	0.003	56.72
1600	2,089	0.19	0.023	1.33	6.89	0.003	46.26
1700	1,767	0.42	0.128	1.19	2.83	0.003	27.35
1800	637	0.28	0.067	0.58	2.07	0.003	5.16
1900	156	0.37	0.089	0.87	2.37	0.003	8.63
2000	6,586	0.44	0.172	1.86	4.20	0.003	71.75
2100	2,579	0.66	0.114	5.04	7.63	0.003	169.40
2200	696	0.72	0.079	4.62	6.39	0.005	84.66
2300	2,579	0.58	0.087	3.79	6.48	0.003	135.40
2400	439	0.83	0.043	6.58	7.94	0.003	127.00
3000	11,172	0.48	0.189	3.89	8.05	0.003	380.00
3100	3,465	0.36	0.077	1.98	5.54	0.003	93.44
3200	1,259	0.46	0.046	2.77	5.98	0.003	53.70
3300	2,089	0.34	0.036	1.82	5.44	0.003	42.76
3400	402	0.42	0.058	1.06	2.51	0.003	10.34
4000	1,756	0.28	0.048	0.95	3.36	0.003	17.31
9999	330,188	0.06	0.006	1.94	31.16	0.003	949.50

Table 14-5: Capped statistics of composited data by domain

Domain	Capping Value (g/t Au)	Capped Mean (g/t Au)	Capped SD (g/t Au)	Capped CV
1	205	8.07	21.22	2.63
2	100	4.22	10.78	2.55
3	90	4.28	9.26	2.16
4	90	5.48	14.65	2.67
5	40	3.65	6.98	1.91
6	50	3.28	7.68	2.34
7	45	2.68	5.91	2.20
8	10	1.41	1.63	1.16
9	50	2.34	5.50	2.35
10	50	3.29	8.78	2.67
1000	35	0.82	2.87	3.50
1100	20	0.65	1.47	2.25

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Domain	Capping Value (g/t Au)	Capped Mean (g/t Au)	Capped SD (g/t Au)	Capped CV
1200	65	0.98	4.16	4.26
1300	60	1.17	4.90	4.17
1400	20	0.46	1.37	2.97
1500	45	0.29	1.44	5.02
1600	30	0.19	1.09	5.87
1700	20	0.42	1.11	2.66
1800	20	0.28	0.58	2.07
1900	5	0.35	0.67	1.93
2000	50	0.44	1.73	3.94
2100	70	0.61	3.83	6.26
2200	50	0.66	3.65	5.53
2300	50	0.54	2.68	4.94
2400	45	0.64	3.38	5.27
3000	60	0.45	1.40	3.11
3100	30	0.34	1.29	3.80
3200	45	0.45	2.62	5.75
3300	40	0.33	1.79	5.37
3400	20	0.42	1.06	2.51
4000	20	0.28	0.95	3.36
9999	20	0.05	0.44	8.33

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Variography

Only the bulk domains were estimated using OK. Each bulk domain had independent variography completed. The capped composite file flagged by estimation domains were imported into Supervisor and used to calculate the variograms for each domain and model the experimental variograms (Figure 14-6). Table 14-6 presents the breakdown of variogram parameters and directions.

Figure 14-6: Directional variograms for LP Zone domain 1500 estimated using OK

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Table 14-6: Summary of variogram parameters by domain

			Ranges in the Variogram Directions (m)			Orientations of the Variogram Directions (Vulcan)(degrees)
Domain	Nugget	Sill Differential	Major Axis	Semi-major Axis	Minor Axis	Bearing	Plunge	Dip
		0.841	68	46	13
1000	0.106	0.0534	506	215	25	352.4	-63.2	159.6
		0.848	83	64	20
1100	0.1	0.515	278	95	40	341.9	-65.2	144.6
		0.874	92	87	15
1200	0.0983	0.0276	366	211	21	1.3	-74.2	162.0
		0.897	98	89	20
1300	0.0531	0.0498	311	297	40	340.7	-72.0	147.1
		0.858	132	107	20
1400	0.0427	0.0991	312	289	40	356.3	-74.2	162.0
		0.834	62	42	8
1500	0.141	0.0243	397	405	96	356.3	-74.2	162.0
		0.877	88	42	20
1600	0.108	0.0152	457	68	40	340.7	-72.0	147.1
		0.798	124	118	20
1700	0.0659	0.136	589	297	43	334.6	-75.9	135.4
		0.819	95	46	20
1800	0.0507	0.13	326	176	40	345.7	-72.0	147.1
		0.559	134	270	20
1900	0.0895	0.352	226	307	40	356.3	-74.2	162.0
		0.777	82	73	53
2000	0.192	0.0309	804	743	70	320.4	-65.2	128.1
		0.826	104	108	20
2100	0.0679	0.106	293	187	40	350.7	-72.0	147.1
		0.893	129	68	20
2200	0.0957	0.0117	268	374	40	345.7	-72.0	147.1
		0.851	187	104	20
2300	0.125	0.0244	372	293	40	333.2	-62.0	136.8
		0.797	162	161	20
2400	0.144	0.0591	445	356	40	339.0	-68.9	136.0
		0.756	63	50	18

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

			Ranges in the Variogram Directions (m)			Orientations of the Variogram Directions (Vulcan)(degrees)
Domain	Nugget	Sill Differential	Major Axis	Semi-major Axis	Minor Axis	Bearing	Plunge	Dip
3000	0.236	0.00838	434	378	20	316.7	-49.0	105.3
		0.8	60	47	20
3100	0.164	0.0357	382	354	40	0.0	-75.9	135.4
		0.847	117	32	20
3200	0.131	0.0218	130	154	40	5.7	-72.0	147.1
		0.862	69	63	29
3300	0.114	0.0232	471	268	30	13.3	-78.8	153.7
		0.761	91	68	20
3400	0.0927	0.147	232	115	40	40	-85	180
		0.773	200	123	20
4000	0.19	0.0373	687	651	40	345.7	-72.0	147.1

Variogram orientations were visually confirmed in Vulcan by plotting the orientations and reviewing them with the estimation domains.

Dynamic Anisotropy

The morphology of the mineralized body is curviplanar in nature. To capture the appropriate variogram and search ellipse directions within domains that exhibit significant changes in orientation, dynamic anisotropy was used. A centre plane was generated in Leapfrog for each of the domains and transferred from Leapfrog to Vulcan to generate an anisotropy model to assign to the block model.

Block Modelling

Model Setup

The block model is a Vulcan extended model with a parent cell size of 5 m x 1 m x 5 m and no subcells. The block model extents are presented in Table 14-7 below.

Table 14-7: Block model extents and the block parameters

Base Point (lower left corner)			Extents (m)			Block Size (m)			Rotation
East	North	Z	East	North	Z	East	North	Z	Bearing	Dip	Plunge
454,650	5,634,560	-675	4,420	1,325	1,080	5	1	5	117.2°	0°	0°

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

As the LP Zone has a considerable strike length, it was decided not to include subcells to keep the block model to a reasonable working size.

Once the block model was constructed, it was flagged using the Leapfrog estimation domains, rock model, overburden model, and classification solids, and the block fraction below topography was assigned from the high resolution LiDAR survey topography model (19_GBear_DEM_1m.00t).

The GB_LP_SS.bmf block model variables, variable type, and defaults are listed in Table 14-8 below.

Table 14-8: Description of block model variables

Variable	Type	Default	Description
au	Double	0	Final gold grade estimate
aupass	Int	0	Estimation pass the block was estimated on
class	Int	4	Classification domain
domain	Int	9999	Estimation domain
rock	Int	99	Rock code
sg	Double	2.715	Density (g/cm3)
topo	Double	0	Fraction of block below topo (0 = entirely above, 1 = entirely below)
vo_bearing	Double	-99	Bearing flagged from anisotropy model for dynamic anisotropy
vo_plunge	Double	-99	Plunge flagged from anisotropy model for dynamic anisotropy
vo_dip	Double	-99	Dip flagged from anisotropy model for dynamic anisotropy

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

A reblocked model was generated from the GB_LP_SS.bmf block model for open pit mine planning purposes. The reblocked model has a block size of 10 m x 5 m x 10 m with each block containing twenty 5 m x 1 m x 5 m block model blocks. The criteria used for combining data from multiple blocks to create one reblocked block are listed in Table 14-9.

Table 14-9: Variables using majority codes, averages, and weighted averages

Variable	Accumulation Type	Weighting
au	Weighted average	sg
sg	Average	-

The rock, domain, class, and topo fields were then reassigned from wireframes.

Bulk Density

A density database was exported as part of the resource data export from acQuire. The database contained 6,717 density measurements from diamond drill core taken by the analysing assay laboratory. The rock codes from the geological model were assigned to the density samples and average density values were calculated for each rock code after accounting for statistical outliers. Those average densities were then flagged into the block model by rock code.

As there are currently no overburden density samples taken on the Property, the overburden density used was generated through review of similar overburden types in the region. A temporary value of 1.9 g/cm3 was used until a full density study of the overburden is complete.

Above Topography	0
Overburden	1.9 t/m3
Biotite_Calcite_Pillows_E1PBT	2.96 t/m3
Calc-Alk_Basalt_Undifferentiated_Arrow	2.996 t/m3
Dacite_BR_Disc	2.85 t/m3
Dyke 1	2.793 t/m3
E31	2.715 t/m3
E31_01	2.715 t/m3
E31_02	2.715 t/m3
E31_Vuggy	2.676 t/m3
E31M_magnetic_Combined	2.72 t/m3
E32_Fine_grained_felsic_combined	2.673 t/m3
Felsic_porphyry_dyke_combined	2.71 t/m3
Fragmental_1_Combined	2.729 t/m3
Fragmental_2_E3F2	2.695 t/m3
Gabbro_BK_Limb	2.793 t/m3
Granite	2.793 t/m3
High_Fe_Tholeiite_Combined	2.794 t/m3
High_Mg_Dyke_combined	2.974 t/m3
High_Mg_Tholeiitic_basalt_Combined	2.974 t/m3
High_Mg_Tholeiitic_Basalt_Massive_E1M	2.974 t/m3
High_Mg_Tholeiitic_Basalt_Viggo	2.974 t/m3
Metasediment1_MS1	2.736 t/m3
Metasediment2_MS2_combined	2.768 t/m3
Metasediment3_MS3	2.726 t/m3
Rhyolite_combined	2.73 t/m3
Sediment_combined	2.78 t/m3
Sericite_schist_Combined	2.709 t/m3
Talcy_Ultramafic_Dyke_Combined	2.83 t/m3
Tonalite_Combined	2.83 t/m3
Ultramafic_dyke_02_Br_disc	2.83 t/m3
Ultramafic_dyke_03_Br_disc	2.83 t/m3
Ultramafic_dyke_Combined	2.83 t/m3
Amphibole_Schist_Viggo	2.69 t/m3
Barren Dykes	2.69 t/m3

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Estimation

The 2022 Great Bear LP Zone Scoping Study model was built and estimated using Vulcan. The bulk estimation domains were estimated using OK, while the high-grade and background estimation domains were estimated using ID3. The estimate uses a two pass strategy in the bulk and high-grade estimation domains with a 200 m x 150 m x 50 m ellipse for pass one and a 100 m x 75 m x 25 m ellipse for pass two. The background estimation domain uses a single pass estimation strategy with a 250 m x 120 m x 40 m ellipse. Multiple estimates were run using various high-yield restriction radii and high-yield restriction grade thresholds, capping levels, estimation methodology (OK vs. ID3), and minimum and maximum samples included in order to align with the ground truth model.

High-grade Domains

The block model estimation used ID3 with the following implementation strategy:

1.	5 m x 1 m x 5 m block discretization.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

2.	A two pass search strategy was used, with a pass one ellipse diameter distance of 200 m x 150 m x 50 m and pass two ellipse diameter distance of 100 m x 75 m x 25 m.

3.	Pass one required a minimum of three and maximum of eight samples. Pass two required a minimum of two and maximum of eight samples.

4.	Passes one and two both used a maximum of two samples per drill hole.

5.	Capping was applied during the estimation process in Vulcan.

6.	Hard boundaries were used for all domains.

7.	Dynamic anisotropy block model variables were used for local search ellipse orientations.

Bulk Domains

The block model estimation used OK with the following implementation strategy:

1.	5 m x 1 m x 5 m block discretization.

2.	A two pass search strategy was used, with a pass one ellipse diameter distance of 200 m x 150 m x 50 m and pass two ellipse diameter distance of 100 m x 75 m x 25 m.

3.	Pass one required a minimum of three and maximum of 16 samples. Pass two required a minimum of two and maximum of 16 samples.

4.	Passes one and two both used a maximum of two samples per drill hole.

5.	Capping was applied during the estimation process in Vulcan.

6.	Hard boundaries were used for all domains.

7.	Dynamic anisotropy block model variables were used for search ellipse and variogram orientations.

Background Mineralization

The block model estimation used ID3 with the following implementation strategy:

1.	5 m x 1 m x 5 m block discretization

2.	A single pass search strategy was used, with the ellipse used of 250 m x 120 m x 40 m diameter.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

3.	A minimum of three and maximum of eight samples were used.

4.	A maximum of two samples per drill hole were used.

5.	Capping was applied during the estimation process in Vulcan.

6.	Hard boundaries were used for all domains.

7.	Dynamic anisotropy block model variables were used for search ellipse orientation.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Classification

A preliminary drill hole spacing analysis was carried out using the variograms for the major bulk and high-grade domains. A normalized gamma of 0.8 (80% of the sill) corresponds approximately with a 50 m range while a normalized gamma of 0.9 (90% of the sill) corresponds approximately with a 75 m range across those experimental variogram models (Figure 14-7). From a preliminary classification perspective, those ranges were considered as the drill spacing criteria to be used for assigning the Indicated and Inferred classifications in the 2022 Great Bear LP Zone Scoping Study model.

Figure 14-7: Experimental variogram models of the Auro domain

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

The RC program drilling supports the analyses suggesting that there is continuity in the high-grade gold population at 50 m and reasonable continuity at 75 m (Figure 14-8).

Figure 14-8: RC drill program assays within the high-grade population supporting strong continuity at 50 m and reasonable continuity at 75 m spacing

Classification shells for Indicated and Inferred were built around drill hole traces in Leapfrog (Figure 14-9). Buffers around traces were set at a 25 m radius for Indicated and 37.5 m radius for Inferred and polylines were built around contiguous or nearly contiguous buffer shapes. The shells outline areas with drill densities meeting the spacing criteria for Indicated and Inferred and show consistent continuity, which was then used to flag the model in Vulcan. This drill hole spacing analysis is currently only applicable to the open pit material, whereas all underground material is classified as Inferred. The Measured classification was not used at this stage of the Project.

Classification is updated after the estimation using a block model script. Blocks estimated in pass 2 are downgraded from Indicated to Inferred.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

N
0 250 500 750
N
0 250 500 750
Indicated spacing buffer around drill holes
Inferred spacing buffer around drill holes
Indicated boundary polygon
Inferred boundary polygon

Figure 14-9: LP Zone classification shells based on drill hole spacing

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Validation

Swath plots were constructed to review estimation results (Figure 14-10) for the gold estimate compared to a nearest neighbour (NN) estimate which replicates declustered raw composite data. Overall, in areas of dense data, the estimates replicate raw data very well.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 14-10: Swath plots in major block model directions for gold as compared to the NN estimate for gold

Ground Truth Model Validation

Independent of the 2022 Great Bear LP Zone Scoping Study model, a ground truth model was built using tightly spaced (433 collar locations, 8 m across strike x 10 m along strike) RC grade control drilling that covered a volume equivalent to approximately a quarter of a year of estimated production from the open pit to a depth of approximately five benches (Figure 14-11). The location selected included a combination of high grade, low grade, and waste. No estimation domains were used due to the data density within this model. The ground truth model applied a single cap across all drill holes at 150 g/t Au. No high-yield restriction search was used. The interpolation method used was inverse distance squared (ID2).

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Comparisons to the Great Bear ground truth model were run to validate the 2022 Great Bear LP Zone Scoping Study model. A grade tonnage curve (Figure 14-12) shows that at lower cut-off grades, the ground truth model has slightly higher grades and equal tonnes, with the difference becoming slightly more pronounced at higher cut-off grades where the ground truth model has lower tonnes and a higher grade. A comparison of tonnes, grades, and ounces between the two models at various cut-off grades is summarized in Table 14-10. The variance between the two models is currently well within Kinross quarterly Key Performance Indicators (KPI) as shown in Table 14-11.

Figure 14-11: Ground truth model based on 8 m x 10 m RC grade control drilling

Figure 14-12: Comparison of ground truth model to long-term model grade tonnage curves

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Table 14-10: Comparison of tonnes, grade, and ounces in common blocks between the ground truth and long term models

	Percent Difference
Cut-off Grade (g/t Au)	Tonnes	Grade	Metal
0.0	0%	-3%	-3%
0.6	-8%	7%	1%
3.0	-1%	2%	1%

Table 14-11: Kinross corporate guidance for reconciliation variance

KPIs	Month	Quarter	Year
F1	±25%	±15%	±10%
F2	±10%	±7.5%	±5%
F3	±25%	±15%	±10%

Mineral Resource Reporting

Mineral Resources are reported as per the Mineral Resource estimation methodologies and classification criteria detailed in this Technical Report. The open pit and underground resources, as of December 31, 2022, were constrained with open pit resource shells and underground mineable shapes, respectively, in order to fulfill the CIM (2014) Definitions requirement of “reasonable prospects for eventual economic extraction” (RPEEE).

Open Pit Shell and Cut-off Grade

The Kinross QP prepared a preliminary open pit shell to constrain the block model for resource reporting purposes. The preliminary pit shell was generated using Datamine Studio NPVS software using the Lerchs-Grossmann (LG) algorithm. That part of the block model that falls within the preliminary pit shell was considered to have RPEEE and is reported as a Mineral Resource at a specified cut-off grade. The Kinross QP confirmed that most of the blocks above the cut-off grade located in the resource pit shell show good continuity (Figure 14-13).

The LP zone pit shell was selected at an input gold price of US$1,400/oz (for volume), but resources are reported based on a US$1,700/oz cut-off grade. The US$1,400/oz shell size was selected as a result of initial optimizations between open pit and underground. Furthermore, only the Central section of the LP Zone was considered for open pit resource, with Discovery (NW) and Viggo (SE) areas considered entirely underground resource.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Assumptions used in the preliminary LG pit shell analysis were:

●	Gold price: US$1,700/oz (C$2,210/oz)

●	Exchange rate: US$1.00 = C$1.30

●	Pit slope angles:

○	Overburden 0-5m Thick: 18°

○	Overburden 5-15m Thick: 14°

○	Overburden 15-40m Thick: 14.1°

○	Overburden 40m+ Thick: 10°

○	Hard Rock: 46°

●	Process recovery of gold: 95.3% overall

●	Mining cost for waste: C$3.69 per tonne

●	Mining cost for mineralized material: C$3.69 per tonne

●	Processing cost: C$18.68 per tonne

●	General and administrative (G&A) costs: C$12.10 per tonne

The LG analysis produced a pit discard cut-off grade of 0.50 g/t Au.

Process recovery of gold was calculated based on a feed grade recovery formula. The mining cost was derived from a base unit cost of C$3.38 per tonne and incremental vertical bench (10 m) cost of C$0.026 per tonne per bench below reference and C$0.017 per tonne per bench above reference.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 14-13: LP resource open pit shell in 3D

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Underground Reporting and Cut-off Grade

Underground Mineral Resources are reported within underground reporting shapes generated using the Mineable Shape Optimizer (MSO) tool, and defined using a minimum stope thickness of 2.5 m, limited to areas of continuous mineralization. A cut-off grade of 2.3 Au g/t was used for the LP Zone underground. All blocks within the underground constraining shapes have been included within the Mineral Resource estimate, and underground reporting shapes are presented in Figure 14-14. Underground resource is reported using $1700 MSOs up to the open pit resource shell. It was assumed that the crown pillars to surface and underneath the pits can be recovered. No surface water bodies are present in the breakthrough areas. Stope shapes that were considered too isolated or small to be reasonably accessed and extracted were excluded from the resource.

The Underground Mineral Resource cut-off grade was calculated with the gold price and full operating costs including mining, processing, and G&A. The cut-off grade has been calculated based on longitudinal long-hole stoping mining method with cemented backfilling, with underground extraction concurrent with the open pit mining.

Assumptions used to estimate the underground cut-off grade were:

•	Gold price: US$1,700/oz (C$2,210/oz)

•	Exchange rate: US$1.00 = C$1.30

•	Process recovery of gold: 95.9%

•	Mining cost: C$104.0 per tonne

•	Processing cost: C$18.68 per tonne

•	G&A costs: C$12.10 per tonne

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 14-14: LP underground resource shapes

Comparison to Previous Models

The 2022 Great Bear LP Zone Scoping Study model is the first model to be released for the zone and as such has no previous models to compare to.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

14.3	Hinge and Limb Zone Mineral Resource Estimate

Great Bear’s Hinge and Limb Zones are satellite deposits located approximately 750 m southwest of the main LP Zone. The resource inventory was built using Snowden Supervisor v8.14.3.1 for geostatistical analysis and Leapfrog Geo/Edge 2022.1.1 for geological and domain modelling, compositing, and estimation. The Limb estimation domains comprise a mineralized zone within metasediments with silica and sulphide replacement hosted in the north limb of the fold. The Hinge estimation domains encompass quartz veins within a tholeiitic basalt in the axial plane of the fold. The main vein at Limb was interpolated using OK and the remaining lenses, using ID3.

The model classification criteria are based on drilling spacing analysis, 75 m for Limb and 50 m for Hinge, considering the differences in the mineralization and its continuity between the two zones. The Mineral Resource estimate for the Hinge and Limb Zones are summarized in Table 14-12.

Table 14-12: Hinge and Limb Zone Mineral Resource summary – December 31, 2022

Zone		Classification	Tonnes (000)	Grade (g/t Au)	Gold Ounces (000)
Hinge Zone	UG	Measured	-	-	-
		Indicated	-	-	-
		TOTAL M&I	-	-	-
		Inferred	263	5.93	50
Limb Zone	UG	Measured	-	-	-
		Indicated	-	-	-
		TOTAL M&I	-	-	-
		Inferred	788	3.44	87
Total	UG	Measured	-	-	-
		Indicated	-	-	-
		TOTAL M&I	-	-	-
		Inferred	1,052	4.06	138

Notes:

1.	Mineral Resources estimated according to CIM (2014) Definitions.

2.	Mineral Resources estimated at a gold price of US$1,700 per ounce.

3.	Underground Mineral Resources are estimated at a cut-off grade of 2.50 g/t Au for Limb and 2.30 g/t Au for Hinge.

4.	Numbers may not add due to rounding.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Resource Database

The database cut-off and export date for the resource estimation was November 24, 2022. The database was exported from acQuire and consists of:

•	227 drill holes, totalling 88,676 m.

•	2,996 samples for a total length of 2,064 m.

•	Historical data that did not have collar positions and survey data were removed from the resource database.

Geological Model and Estimation Domains

The Limb estimation domains comprise a continuous mineralized zone within metasediments, occurring between high Fe tholeiite and calc-alkaline basalt in the north limb of the fold (Figure 14-15). The Hinge estimation domains comprise quartz veins within high Fe tholeiitic basalt in the axial plane of the fold. A total of six (101 to 106) estimation domains were built for Limb and 19 (201 to 219) estimation domains were built for Hinge.

The current understanding of the deposit suggests that the overburden on the Property is unmineralized, and therefore all estimation domains are terminated on the lower contact of the overburden model.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 14-15: Lithological model section cutting the main Limb vein with the folded metasedimentary layer

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Compositing

The sample intervals are predominantly 0.5 m in length and 90% of the samples are equal to or less than one metre in length (Figure 14-16). The minimum block size in the octree block model is 0.625 m x 0.625 m x 1 m to support underground planning. A composite size of one metre was selected as it covers the majority of the sample length while representing the block dimensions well at both Limb and Hinge.

Figure 14-16: Limb and Hinge histogram of assay sample lengths

The contacts between mineralization domains and background were determined to be hard boundaries. The composites were generated in Leapfrog inside estimation domains and flagged with the corresponding domain code. Remnant, short intervals were then added to the previous interval.

Exploratory Data Analysis

The composite database flagged by the estimation domains was exported to .csv and imported to Supervisor for further evaluation.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Statistics

Contact Analysis

The contact analysis shows that hard boundaries are appropriate and the estimation data should be constrained by the domains (Figure 14-17).

Grade transition from Limb 101 domain to background

Grade transition from Hinge 201 domain to background

Figure 14-17: Limb and Hinge contact plot figures

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Capping

Capping was carried out on a domain by domain basis and analyzed in four different graphs. The uncapped and capped statistics are shown to the right of the graphs in Figure 14-18 for Limb and Figure 14-19 for Hinge and summarized in Table 14-13 for both zones. Each domain was capped independently.

Figure 14-18: Limb 101 domain capped and uncapped statistics

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 14-19: Hinge 201 domain capped and uncapped statistics

Table 14-13: Capped and uncapped composite statistics by domain

		Uncapped						Capped
Domain	Samples	Mean (g/t Au)	Median (g/t Au)	SD (g/t Au)	CV	Min (g/t Au)	Max (g/t Au)	Capping Value (g/t Au)	Mean (g/t Au)	SD (g/t Au)	CV
101	1,275	2.66	1.49	5.68	2.14	0.003	117.02	47	2.56	4.18	1.64
102	28	1.34	0.96	1.13	0.84	0.005	5.44	-	-	-	-
103	10	2.01	1.28	1.78	0.88	0.120	6.72	-	-	-	-
104	6	2.12	0.55	3.44	1.63	0.397	9.81	-	-	-	-
105	25	2.19	0.09	6.09	2.79	0.003	30.20	10	1.38	2.74	1.99
106	94	2.41	1.65	3.17	1.32	0.003	25.61	10	2.24	2.22	0.99
201	166	6.17	1.19	18.32	2.97	0.003	174.77	70	5.35	12.58	2.35
202	80	3.20	1.35	6.58	2.05	0.006	50.09	30	2.95	4.98	1.69
203	65	2.17	0.65	5.86	2.7	0.003	41.21	23	1.89	4.18	2.21
204	15	1.83	1.31	1.77	0.97	0.003	6.60	-	-	-	-
205	7	16.59	10.32	16.85	1.02	3.256	56.82	30	12.75	7.98	0.63

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

		Uncapped						Capped
Domain	Samples	Mean (g/t Au)	Median (g/t Au)	SD (g/t Au)	CV	Min (g/t Au)	Max (g/t Au)	Capping Value (g/t Au)	Mean (g/t Au)	SD (g/t Au)	CV
206	25	14.21	0.86	27.8	1.96	0.003	121.10	40	9.51	13.87	1.46
207	10	2.05	1.62	1.41	0.69	0.115	5.18	-	-	-	-
208	96	20.49	1.16	92.83	4.53	0.003	863.70	135	11.45	27.14	2.37
209	79	4.53	0.62	11.42	2.52	0.003	58.40	30	3.58	7.5	2.1
210	11	4.28	0.93	6.36	1.49	0.136	19.36	-	-	-	-
211	14	3.83	0.54	8.31	2.17	0.049	32.66	10	2.21	3.14	1.42
212	37	0.79	0.56	0.79	0.99	0.007	2.79	-	-	-	-
213	14	1.45	0.67	1.36	0.94	0.003	4.15	-	-	-	-
214	6	7.84	0.93	9.11	1.16	0.019	25.50	15	6.09	6.04	0.99
215	9	3.18	1.82	3.65	1.15	0.095	12.28	-	-	-	-
216	7	0.51	0.53	0.24	0.46	0.003	0.82	-	-	-	-
217	39	2.64	0.16	6.78	2.57	0.003	33.94	22	2.33	5.51	2.36
218	7	3.42	0.92	3.47	1.02	0.133	9.72	-	-	-	-
219	13	6.56	0.66	12.88	1.96	0.162	49.10	-	-	-	-

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Variography

Only the main Limb domain (code 101) was estimated using OK (Figure 14-20). The variograms were modelled in both Supervisor and Leapfrog with very similar results.

Figure 14-20: Variogram model for Limb 101 domain estimated using OK

Dynamic Anisotropy

Dynamic anisotropy was applied during the estimation in Leapfrog Edge due to the curviplanar nature of the veins. The wireframes were used to calculate the orientation of search ellipses for each block.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Block Modelling

Model Setup

The block model was built in Leapfrog and the octree option was chosen in order to have small blocks to better fill the wireframes, replicate the solids volume, and minimize dilution in the optimization (Figure 14-21).

Figure 14-21: Octree block model setup in Leapfrog

A list of variables and their descriptions is presented in Table 14-14.

Table 14-14: Block model variables description

Variable	Description
Auppm	Final gold grade estimate
Density	Density assigned by lithology and estimation domain
Domain	Estimation domain codes
Class	Classification domains
Litho	Lithology codes
Topo	Above and below topography code

Bulk Density

The cores were sampled for specific gravity analysis and they are well spatially distributed throughout the deposit. A descriptive statistic was made for each rock code assigned from the geological model and an average density was assigned to lithology and estimation domains.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

As there are currently no overburden density samples taken on the Property, the overburden density used was generated through review of similar overburden types in the region. A temporary value of 1.9 g/cm3 was used until a full density study of the overburden is complete.

•	Above Topography = 0

•	Overburden = 1.9 t/m³

•	Limb Domains = 2.9 t/m³

•	Hinge Domains = 2.78 t/m³

•	Rhyolite = 2.79 t/m³

•	Metasediment = 2.8 t/m³

•	Basalt = 2.89 t/m³

•	Gabbro = 2.89 t/m³

•	Ultramafic Dyke = 2.99 t/m³

Estimation

The main Limb estimation domain (code 101) was estimated using OK, while all the other veins from Limb and Hinge were estimated using ID3. The estimate employs a two pass strategy using the same search distance, varying the minimum number of samples (five samples in the first pass and one sample in the second pass). Both passes used a maximum of two samples per drill hole. High-grade restriction was used in the second pass in domains 101, 201, 202, and 203 to avoid spreading high grade in areas with sparse drilling support.

Table 14-15 lists search distances for each estimation domain.

Table 14-15: Ellipsoid search distances for each estimation domain

	Search Distance (m)
Domain	Maximum	Intermediate	Minimum
101	280	90	20
102	100	50	10
103	50	25	10
104	200	100	20
105	100	50	10

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

	Search Distance (m)
Domain	Maximum	Intermediate	Minimum
106	100	50	10
201	150	50	10
202	70	40	10
203	70	40	10
204	70	40	10
205	70	40	10
206	70	40	10
207	70	40	10
208	70	40	10
209	70	40	10
210	150	75	10
211	200	150	30
212	150	75	20
213	150	100	10
214	150	75	10
215	75	50	10
216	75	50	10
217	150	75	10
218	150	100	10
219	100	75	10

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Classification

All Inferred material is estimated in pass 1, which estimates blocks using at least five samples and a minimum of three drill holes. A drilling spacing of 75 m for Limb and 50 m for Hinge were also considered, as well as the mineralization continuity. The material that does not fit the specification above (including blocks estimated in pass 1) is coded as unclassified material (Figure 14-22).

Figure 14-22: Classification for Limb looking northeast (left) and Hinge looking northwest (right)

Validation

Swath plots in the X, Y, and Z directions were used to validate the Au estimation on the Limb and Hinge domains comparing them to the declustered data as an NN interpolator. Overall, the Inferred blocks show the same trends as the declustered data, with some discrepancies due to the use of high-grade restriction on the OK and ID3 estimators.

Mineral Resource Reporting

Mineral Resources are reported as per the Mineral Resource estimation methodologies and classification criteria detailed in this Technical Report. The underground resources, as of December 31, 2022, were constrained with underground mineable shapes in order to fulfill the RPEEE requirement of the CIM (2014) Definitions.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Underground Reporting and Cut-Off Grade

Underground Mineral Resources are reported within underground reporting shapes generated using the MSO tool, and defined using a minimum stope thickness of 2.0 m, limited to areas of continuous mineralization. The cut-off grades were 2.3 Au g/t for the Hinge Zone and 2.5 Au g/t for the Limb Zone. All blocks within the underground constraining shapes have been included within the Mineral Resource estimate, and underground reporting shapes are presented in Figure 14-23. It was assumed that the crown pillars to surface and underneath the pits can be recovered. No surface water bodies are present in the breakthrough areas. Stope shapes that were considered too isolated or small to be reasonably accessed and extracted were excluded from the resource.

The Underground Mineral Resource cut-off grades were calculated with the gold price and full operating costs including mining, processing, and G&A. The cut-off grades have been calculated based on longitudinal long-hole stoping mining method with cemented backfilling, with underground extraction concurrent with the open pit mining.

Assumptions used to estimate the underground cut-off grades were:

•	Gold price: US$1,700/oz (C$2,210/oz)

•	Exchange rate: US$1.00 = C$1.30

•	Process recovery of gold: 93.7% for Limb and 93.6% for Hinge

•	Mining cost: C$104.00 per tonne

•	Processing cost per tonne: C$28.41 for Limb and C$19.79 for Hinge

•	G&A costs: C$12.10 per tonne

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Figure 14-23: Underground Hinge and Limb resource shapes looking northwest

14.4	Underground Mineral Resource Sensitivity

The cut-off grade sensitivity of the underground Mineral Resource estimate for the LP, Hinge, and Limb zones is summarized in Table 14-16. The QP notes that the contained ounces are relatively insensitive to gold cut-off grades.

Table 14-16: Underground Inferred Mineral Resource sensitivity - LP, Hinge, and Limb

	CoG (g/t Au)	Tonnes (000)	Grade (g/t Au)	Gold Ounces (000)
Underground Inferred	2.3	11,636	4.50	1,684
	2.5	10,575	4.71	1,602
	3.0	7,825	5.41	1,361
	3.5	5,989	6.07	1,169
	4.0	4,824	6.64	1,029
	4.5	3,904	7.20	904
	5.0	3,029	7.90	770

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

15.	Mineral Reserve Estimate

There are no Mineral Reserves estimated for this Project.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

16.	Mining Methods

This section is not applicable.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

17.	Recovery Methods

This section is not applicable.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

18.	Project Infrastructure

This section is not applicable.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

19.	Market Studies and Contracts

This section is not applicable.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

20.	Environmental Studies, Permitting, and Social or Community Impact

This section is not applicable.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

21.	Capital and Operating Costs

This section is not applicable.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

22.	Economic Analysis

This section is not applicable.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

23.	Adjacent Properties

There is significant historic and present gold production in the Red Lake mining camp. The entire Red Lake/Birch-Uchi Greenstone Belt continues to be explored by major and junior mining companies. Significant mining, preproduction, and greenfields exploration programs are taking place proximal to the Project (Figure 23-1).

Figure 23-1: Location of the Great Bear Project and adjacent projects

The Project lies approximately 24 km southeast of Evolution Mining Limited’s Red Lake Gold Mine complex. The Red Lake Gold Mine complex is situated within the Red Lake Greenstone Belt and comprised of the historic, Campbell, Dickenson and Red Lake Mines which have produced approximately 24 million ounces of gold between 1948 and 2021 (Malegus, 2022).

Pure Gold Mining Inc., the owners of the 47 km2 claims that encompass the Madsen Mine project located 15km northwest of the Great Bear Project, suspended operations and placed the mine on care and maintenance on October 24, 2022. The historic Madsen and Starratt Olsen Mines combined, produced 2.6 million ounces (Malegus, 2022).

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

A total of 25 junior companies and individual prospectors are significant claimholders in the Project area. A number of these claimholders are conducting current exploration programs. BTU Metals Corp. owns 19,723 ha directly south of the Great Bear property boundary. They have completed various exploration activities including till sampling, ground/airborne geophysical surveys, and diamond drilling.

The QP has compiled this information from publicly available data but has not personally verified data from adjacent properties. Results from neighbouring properties, verified or not, may not necessarily be indicative of the mineralization on the Project.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

24.	Other Relevant Data and Information

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

25.	Interpretation and Conclusions

25.1	Geology and Mineral Resources

•	The Project lies within a regional northwest-southeast trending belt of metavolcanic and metasedimentary rocks which are bounded by intrusive batholiths.

•	Three zones of mineralization have been identified within the Project area, LP, Limb, and Hinge, representing three dominant styles of mineralization: silica sulphide replacement, quartz veining, and disseminated gold in a high strain corridor.

•	A combined total of 1,170 drill holes totalling 563,191 m have been drilled by Great Bear and Kinross between January 1, 2017 and December 31, 2022.

•	Mineral Resources conform to CIM (2014) Definitions.

•	As of December 31, 2022, Mineral Resources at the Project consist of:

○	Indicated: 33.1 Mt grading 2.57 g/t Au and containing 2.7 Moz of gold.

○	Inferred: 20.0 Mt grading 3.56 g/t Au and containing 2.3 Moz of gold.

•	The sample preparation and analyses are adequate for this type of deposit and style of gold mineralization and the sample handling and chain of custody, as documented, meet standard industry practice.

•	The QA/QC program is in accordance with standard industry practice and CIM MRMR Best Practice Guidelines. Kinross personnel have taken reasonable measures to ensure that the sample analysis completed is sufficiently accurate and precise and that, based on the statistical analysis of the QA/QC results, the assay results are accurate and reliable and are suitable for Mineral Resource estimation.

•	The data used to support a Mineral Resource estimate are subject to validation using built-in software program that automatically triggers a data check for a range of data entry errors. Verification checks on surveys, collar coordinates, lithology, and assay data have been conducted. The checks were appropriate and consistent with industry standards.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

•	An RC drill program was undertaken in 2022 to generate a ground truth model separate from the resource model for validation purposes. A total of 433 drill holes were completed on a 8 m x 10 m grid designed to re-create a grade control drill program on approximately a quarter of a year of estimated production from the open pit across a combination of low, medium, and high grade. The variance between the two models is currently well within Kinross quarterly KPIs providing good confidence that the resource model is performing well.

•	The sample descriptions, sampling procedures, and data entries were conducted in accordance with industry standards.

•	The database is representative and adequate to support a Mineral Resource estimate for the Project.

•	An open pit and underground scenario was contemplated for the LP Zone and an underground scenario, for the Hinge and Limb zones. The open pit and underground resources were constrained within $1,400 open pit resource shells and $1,700 underground mineable shapes, respectively, and fulfill the CIM (2014) Definitions requirement of “reasonable prospects for eventual economic extraction” (RPEEE).

25.2	Metallurgical Testing

•	The following conclusions were noted based on the preliminary metallurgical test work carried out by Blue Coast Research in 2020 and 2021:

○	Gold from each composite was readily cyanide soluble with extraction during standard cyanide leach tests ranging from 95% to 99%.

○	The addition of lead nitrate did not improve overall leach recovery from the LP material. Lead nitrate addition improved extraction kinetics from the highest-grade composite only. Extraction kinetics from all other composites were unaffected by the addition of lead nitrate.

○	Cyanide consumption was low, averaging 0.19 kg NaCN/tonne over all tests.

○	Higher sulphide content was noted in the Limb samples.

○	The addition of lead nitrate improved overall gold recovery and increased gold dissolution kinetics in the Limb samples. The improvement in gold dissolution kinetics was noted to be up to 24 hours in some instances.

○	Lead nitrate addition reduced the dissolution of sulphur and resulted in lower consumption of cyanide.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

○	Pre-treatment with lead nitrate prior to the addition of cyanide did not result in any additional gold recovery, compared to when lead nitrate was added just prior to cyanide.

○	Grinding to 75 microns appeared to improve gold recovery slightly compared to primary grinds of approximately P80=125 μm.

•	A more comprehensive metallurgical testing program is currently underway at SGS and has the purpose of evaluating the metallurgical response of the mineralization, providing the key metallurgical data for selection of a suitable processing flowsheet for plant design, and estimating metallurgical recoveries and processing costs for financial modelling.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

26.	Recommendations

Based on the information presented in this Technical Report and results of the ongoing work on the Project, the QPs’ recommendations are summarized as follows.

All three target zones continue to warrant follow-up drilling. There is a three-fold objective for the continued drilling: establishing the extent of the deposit along strike and its depth potential, property-wide exploration, and definition drilling, with the first being the primary focus. The LP Zone is the most attractive target based on its potential size and high gold grades, and therefore continues to be prioritized.

Concurrently with drilling, the Project should continue with metallurgical and other technical studies and permitting. The Mineral Resource is substantial enough to initiate more advanced studies.

In addition, an Advanced Exploration Program (AEX) is recommended that would enable exploration drilling to be completed from underground, testing the depth of the deposit as well as better defining the deposit for engineering work.

26.1	Exploration Drilling

Exploration drilling at the Project should continue with multiple drill holes targeting both depth and strike potential. A specific focus should be on testing the deposit at and below the 1,000 m vertical depth to define the underground extents. For this purpose, additional drilling is proposed to be carried out on the Property. In conjunction with drilling, the Project should continue its ongoing highly technical program of data collection and analysis. The continued development of the geological model as well as continued geological mapping are considered highly important for Project advancement.

Specific exploration recommendations for 2023 and beyond are as follows:

1.	Continue diamond drilling to test:

○	Extent of deposit along strike

○	Extent of deposit at depth

○	New targets throughout Property

○	Condemnation for potential infrastructure locations

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

○	Upgrade Inferred Mineral Resources to Indicated Resources where feasible, to allow for completion of technical studies and future Mineral Reserve estimation

26.2	Project Development

Based on the current Mineral Resources, the Project shows sufficient economic potential to initiate advanced studies.

The QPs recommend that Great Bear continue with engineering studies on ground conditions, site layout, metallurgical testing, soil geotechnical drilling and testing, and environmental baseline studies. Great Bear will continue to follow standard project development framework, with both open pit and underground studied. Specific Project recommendations for 2023 and beyond are summarized below:

1.	Continue baseline environmental studies for input into permitting and engineering studies.

2.	Continue to engage with our First Nations partners and local stakeholders.

3.	Study the Project with engineering partners following project stage-gating (Scoping, PFS, FS).

4.	Although the underground will not be fully defined, it is recommended that site infrastructure considers what the underground may become.

5.	Further mine plan optimisation of the open pit and underground resource.

6.	Continue with metallurgical studies to test the variability of the deposits considering the significant strike length and depth.

7.	Implement geotechnical work on both the bedrock and soil geotechnical characterization including geophysics, drilling, and laboratory testing using a speciality consultant.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

26.3	Advanced Exploration Program

The Property, centered around the LP Zone deposit, continues to be open at depth and additional drilling is required to estimate the potential at depth, approximately 500 vertical metres from surface. For this purpose, an AEX program should be evaluated which would require a portal and decline to be established to access the underground and drill from depth. The initial concept being contemplated would allow exploration drilling to start from approximately 600 vertical metres from surface and test the depth extent of the deposit. Due to the deposit’s characteristics, drilling from the underground is considered to be more feasible for upgrading the underground resource to a higher category. AEX has proved to be an efficient method to define underground deposits. AEX would also aid in the engineering studies and design of the future Project.

It is recommended by the QP that Great Bear complete the engineering and baseline environmental studies on the AEX program be completed as a priority and the Ontario permitting process be initiated.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

27.	References

Adamova, A., 2021. Technical Report on the Dixie Property, Red Lake, Ontario, a NI 43-101 report prepared for Great Bear Resources Ltd., with an effective date of January 1, 2020, amended on April 6, 2021.

Armstrong B., Kolb, M., Hmidi, N., 2018. Red Lake Operations Ontario, Canada NI 43-101 Technical Report (published on SEDAR).

Canadian Institute of Mining, Metallurgy and Petroleum (CIM), 2014. CIM Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014.

CIM, 2019. CIM Estimation of Mineral Resources & Mineral Reserves Best Practice Guidelines, adopted by the CIM Council on November 29, 2019.

Dube et al., 2003a. Geology of the Archean Goldcorp High-Grade Zone, Red Lake Mine, Ontario: implications for exploration and potential analogy with the Timmins camp; Abstract: CIMM Mining Industry Conference; Montreal 2003.

Dube et al., 2003b. Gold mineralization within the Red Lake mine trend: example from the Cochenour-Willians mine area, Red Lake, Ontario, with new key information from the Red Lake mine and potential analogy with the Timmins camp; Geological Survey of Canada Current Research, 2003C-21, 15p.

Dube et al., 2000. A preliminary report on amphibolite-facies, disseminated replacement-style mineralization at the Madsen gold mine, Red Lake, Ontario. Geological Survey of Canada, Current Research2000-C17, 12p.

Lee, C., 2006. Independent Technical Report on the Dixie Lake Project, Red Lake, Ontario. Fronteer Development Group 43-101 report prepared by SRK (published on SEDAR).

Lambert, M B; Burbidge, G; Jefferson, C W; Beaumont-smith, C; Lustwerk, R (1990). “Stratigraphy, Facies and Structure in Volcanic and Sedimentary Rocks of the Archean Back River Volcanic Complex, N.w.t.” Current Research, Part C, Geological Survey of Canada, Paper 90-IC: 151–165.

Malegus, P.M., Amyotte, E.G., Adrianwalla, C.J., Wiebe, K.E., Bousquet, P., Daniels, C.M., Pettigrew, T.K. and Dorland, G. 2022. Report of Activities 2021, Resident Geologist Program, Red Lake Regional Resident Geologist Report: Red Lake and Kenora Districts; Ontario Geological Survey, Open File Report 6381, 10p.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Parker, J.R. 1999a. Gold potential in Ball, Todd and Fairlie township, Red Lake greenstone belt; in Summary of Field Work and Other Activities, Ontario Geological Survey, Open File Report 6000, p.20-1 to 20-11.

Parker, J.R. 1999b. Exploration potential for volcanogenic massive sulphide deposits (VMS) in the Red Lake greenstone belt; in Summary of Field Work and Other Activities, Ontario Geological Survey, Open File Report 6000, p.19-1 to 19-24.

Ross, K., 2004. Petrographic Report of Five Samples from the Dixie Lake Project, Red Lake District, Ontario. Panterra Geoservices Inc. Unpublished

Ross, K., 2018. Petrographic Report on the Dixie Gold Project, Red Lake District, Ontario. Panterra Geoservices Inc. Unpublished

Ross K., 2019. Petrographic Report on the Dixie Gold Project, Red Lake District, Ontario. Panterra Geoservices Inc. Unpublished

Ross K., 2020. Petrographic Report on the Dixie Gold Project, Red Lake District, Ontario. Panterra Geoservices Inc. Unpublished

Sanborn-Barrie, M., et al., 2001. Three hundred million years of tectonic history recorded by the Red Lake greenstone belt, Ontario; Geological Survey of Canada, Current Research2001-C19, 29p.

Sanborn-Barrie, M., Skulski, T., and Parker, J., 2001. Three hundred million years of tectonic history recorded in the Red Lake greenstone belt, Ontario; GSC, Current Research 2001-C19.

Sanborn-Barrie, M., Rogers, N., Skulski, T., Parker, J., McNicoll, V., and Devaney, J., 2004. Geology and Tectonostratigraphic Assemblages, East Uchi Subprovince, Red Lake and Birch-Uchi belts, Ontario; Geological Survey of Canada, open File 4256; Ontario Geological Survey, Preliminary Map P. 3460, scale 1:250,000

Sanborn-Barrie, M., et al., 2004. Geology, Red Lake greenstone belt, western Superior Province, Ontario, 1:50,000 map sheet; Geological Survey of Canada Open File 4594.Singh R., 2019. A Near Surface, High Grade Gold Discovery Dixie Project, Red Lake, Ontario https://greatbearresources.ca/wp-content/uploads/2019/02/GBR-MAR-Technical-PPT-1.pdf

Stott, G.M., and Corfu, F., 1991. Uchi Sub-province, in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Pt. 1, pp. 145-236, ed. Thurston P. C. et al.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Sylvester, P. J.; Harper, G. D.; Byerly, G. R.; Thurston, P. C. (1997). “Volcanic Aspects”. In De Wit, Maarten J.; Ashwal, Lewis D. (eds.). Greenstone belts. Oxford: Clarendon Press. pp. 55–90.

Thompson P., 2003. Toward a new metamorphic framework for gold exploration in the Red Lake greenstone belt. Ontario Geological Survey Open File report 6122, 51p.

Thurston, P.C., Osmani, I.A. and Stone, D., 1991. Northwestern Superior Province: Review and terrane analysis; in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1, p.81-144.

Zeng F. AJ Calvert, 2006, Imaging the upper part of the Red Lake greenstone belt, Northwestern Ontario, with 3D traveltime tomography, Canadian Journal of Earth Sciences 43 (7), p.849- 863.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

28.	Date and Signature Page

This Technical Report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of December 31, 2022 was prepared by the following authors:

“Signed and sealed”

Nicos Pfeiffer, P.Geo.
Vice President Geology
February 13, 2023

“Signed and sealed”

John Sims, CPG
Company Qualified Person
President of Sims Resources LLC
February 13, 2023

“Signed and sealed”

Yves Breau, P.Eng.
Vice-President Metallurgy, Engineering and Energy
February 13, 2023

“Signed and sealed”

Rick Greenwood, P.Geo.
Exploration Manager
February 13, 2023

“Signed and sealed”

Agung Prawasono, P.Eng.
Senior Director, Mine Planning
February 13, 2023

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

29.	Certificate of Qualified Person

29.1	Nicos Pfeiffer

I, Nicos Pfeiffer, P.Geo., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of December 31, 2022, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice President Geology with Kinross Gold Corp. of 25 York Street, 17th floor Toronto On.

2)	I am a graduate of Carleton University, Ottawa, Ontario in 2009 with an Honours B.Sc. Earth Science.

3)	I am registered as a Professional Geologist in the Province of Ontario (Reg# 2354). I have worked in geology for a total of 15 years. My relevant experience for the purpose of the Technical Report is:

•	Domestic and international experience in both underground and open pit operation geology roles.

•	Extensive experience in gold exploration and resource estimation.

•	Experience leading multi-disciplinary technical teams in both a corporate and operational capacity.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on numerous regular intervals throughout 2022.

6)	I am responsible for Section 14 (except Mineral Resource Reporting) of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Section 14 (except Mineral Resource Reporting) in the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 13th of February 2023

(Signed and Sealed)

Nicos Pfeiffer, P.Geo.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

29.2	John Sims

I, John Sims, C.P.G., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of December 31, 2022, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am President of Sims Resources LLC, of 945 Wyoming Street Unit 214 Missoula, MT 59801.

2)	I am a graduate of University of Montana, in 1992 with a BS Degree(s) in Geology and Mathematics.

3)	My relevant experience for the purpose of this Technical Report is:

•	I have over 30 years of mining industry experience. My experience with respect to mineral resources and reserves includes resource exploration geologist in Chile, Honduras, Mexico, Tanzania and USA; exploration project manager in Nicaragua; mine site project manager and geologist at underground and open pit mines in western USA, Central and South America; 20 years of resource modelling and reserve optimization experience for deposits in Argentina, Australia, Chile, Bolivia, Ecuador, Ghana, Mauritania, Mexico, Russia, Tanzania and USA. I have 19 years of experience as a site and corporate Qualified Person which includes positions as a Senior Project Mine Geologist, then Director of Technical Services for Coeur d’Alene Mines Corporation, and as Director, then VP & SVP of Technical Services for Kinross Gold Corporation. I have contributed to, and project managed multi-disciplinary teams that required close interaction with mining engineers for mineral reserve estimation, as well as consideration of recovery methods, project infrastructure, costs and economics including Scoping, Prefeasibility and Feasibility studies.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on October 19 and 20, 2022.

6)	I am responsible for the overall preparation of the Technical Report and in particular, Sections 1 to 10, and 23 to 27 of the Technical Report.

7)	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

8)	I have had no prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this this 13th of February 2023

(Signed and Sealed)

John Sims, C.P.G.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

29.3	Yves Breau

I, Yves Breau, P.Eng., as an author of this report entitled “Great Bear Gold Project Ontario, Canada – Voluntary National Instrument 43-101 Technical Report” with an effective date of December 31, 2022, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Vice-President Metallurgy, Engineering and Energy with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

2)	I am a graduate of University of Laval, Québec City in 1997 with a bachelors in Materials and Metallurgy Engineering.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 100194755). I have worked as an engineer for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	My work experience has included multiple operations roles from metallurgist to process manager and multiple mining company corporate roles from manager to Vice-President.

•	In my roles in operations and corporate, I have completed many studies related to gold mineral processing.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project in March 2022.

6)	I am responsible for Section 13 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had no prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Section 13 in the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Dated this this 13th of February 2023

(Signed and Sealed)

Yves Breau, P.Eng.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

29.4	Rick Greenwood

I, Rick Greenwood, P.Geo., as an author of this report entitled “Great Bear Gold Project Ontario, Canada – Voluntary National Instrument 43-101 Technical Report” with an effective date of December 31, 2022, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Exploration Manager with Kinross Gold Corp., of Red Lake, Ontario, Canada.

2)	I am a graduate of Memorial University of Newfoundland and Labrador in 2004 with a Bachelor of Science (Hons.) Degree in Earth Science.

3)	I am registered as a Professional Geologist in the Province of Ontario (Reg.# 2390). I have worked as a geologist for 19 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	16+ years experience working in Archean Greenstone belt environments in the North West of Ontario as a Geologist to Exploration Manager.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I am a full time employee at the Great Bear Gold Project site.

6)	I am responsible for Sections 11 and 12 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have been actively involved since March of 2018 on the project that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Sections 11 and 12 in the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this this 13th of February 2023

(Signed and Sealed)

Rick Greenwood, P.Geo.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

29.5	Agung Prawasono

I, Agung Prawasono, P.Eng., PMP, as an author of this report entitled “Great Bear Gold Project Ontario, Canada – Voluntary National Instrument 43-101 Technical Report” with an effective date of December 31, 2022, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am a Senior Director, Mine Planning with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario M5J 2V5.

2)	I am a graduate of UPN “Veteran” Yogyakarta, Indonesia in 1999 with a Bachelor of Engineering Degree in Mining Engineering program.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.#100533117). I have worked as a mining engineer for a total of 23 years since my graduation. My relevant experience for the purpose of the Technical Report is 23 years’ experience in resource optimization related works that includes mine designs and mine planning for precious and base metal operations and projects in Indonesia, India, Africa, North America and South America.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on June 24, 2022.

6)	I am responsible for the portion of Section 14 that covers Mineral Resource Reporting.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have been actively involved since February of 2022 on the project that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Section 14 (Mineral Resource Reporting) in the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Dated this this 13th of February 2023

(Signed and Sealed)

Agung Prawasono, P.Eng., PMP

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

30.	Appendix 1 - Land Tenure

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Table 30-1: Great Bear claim list

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
100967	SCMC	Active	2018-04-10	2024-09-13	20.3838
101494	SCMC	Active	2018-04-10	2024-09-13	20.3801
101530	SCMC	Active	2018-04-10	2024-08-03	20.3901
101612	SCMC	Active	2018-04-10	2026-08-03	20.3979
101895	SCMC	Active	2018-04-10	2024-08-04	20.3855
102017	SCMC	Active	2018-04-10	2024-06-21	20.3874
102839	SCMC	Active	2018-04-10	2024-02-08	20.3891
103070	SCMC	Active	2018-04-10	2024-08-04	20.3891
103309	SCMC	Active	2018-04-10	2024-08-03	20.3784
111854	SCMC	Active	2018-04-10	2024-08-03	20.3874
111855	SCMC	Active	2018-04-10	2024-08-03	20.3875
111856	SCMC	Active	2018-04-10	2024-09-08	20.3893
111882	SCMC	Active	2018-04-10	2024-08-03	20.3713
112519	BCMC	Active	2018-04-10	2025-08-03	3.3254
112520	SCMC	Active	2018-04-10	2024-08-03	20.3962
113713	SCMC	Active	2018-04-10	2024-08-03	20.3681
114024	SCMC	Active	2018-04-10	2024-08-03	20.3822
114025	SCMC	Active	2018-04-10	2024-08-03	20.3653
114026	SCMC	Active	2018-04-10	2024-08-03	20.3714
114064	SCMC	Active	2018-04-10	2024-08-03	20.3697
114065	SCMC	Active	2018-04-10	2024-08-03	20.3715
114070	SCMC	Active	2018-04-10	2024-08-03	20.3698
114071	SCMC	Active	2018-04-10	2024-08-03	20.3717
114072	SCMC	Active	2018-04-10	2024-08-03	20.3753
114286	SCMC	Active	2018-04-10	2024-08-03	20.3752
114299	SCMC	Active	2018-04-10	2024-08-03	20.3894
114301	SCMC	Active	2018-04-10	2024-08-03	20.3785
114302	SCMC	Active	2018-04-10	2024-08-03	20.3786
114303	SCMC	Active	2018-04-10	2024-08-03	20.3804
114304	SCMC	Active	2018-04-10	2024-08-03	20.3839
114652	SCMC	Active	2018-04-10	2024-09-13	20.3802
116114	SCMC	Active	2018-04-10	2024-08-03	20.3907
116131	SCMC	Active	2018-04-10	2024-09-13	20.3910
116196	SCMC	Active	2018-04-10	2024-06-06	20.3892

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
116197	SCMC	Active	2018-04-10	2024-06-21	20.3892
116500	SCMC	Active	2018-04-10	2024-08-03	20.3802
116858	SCMC	Active	2018-04-10	2024-08-03	20.3919
117355	SCMC	Active	2018-04-10	2024-08-03	20.3725
117356	SCMC	Active	2018-04-10	2026-08-03	20.3730
117357	SCMC	Active	2018-04-10	2024-08-03	20.3766
117411	SCMC	Active	2018-04-10	2024-08-03	20.3889
117462	SCMC	Active	2018-04-10	2024-08-03	20.3854
118161	SCMC	Active	2018-04-10	2024-08-04	20.3891
118232	SCMC	Active	2018-04-10	2024-08-03	20.3872
119141	SCMC	Active	2018-04-10	2024-09-13	20.3855
121662	SCMC	Active	2018-04-10	2024-08-03	20.3943
121663	SCMC	Active	2018-04-10	2024-08-03	20.3960
121774	SCMC	Active	2018-04-10	2024-08-03	20.3979
121820	SCMC	Active	2018-04-10	2024-02-05	20.3783
125191	SCMC	Active	2018-04-10	2024-08-04	20.3909
125336	SCMC	Active	2018-04-10	2024-06-29	20.3874
125688	BCMC	Active	2018-04-10	2025-02-08	2.3268
125785	BCMC	Active	2018-04-10	2024-08-03	11.2340
126417	SCMC	Active	2018-04-10	2024-08-03	20.3846
127173	SCMC	Active	2018-04-10	2024-08-03	20.3785
127174	SCMC	Active	2018-04-10	2024-08-03	20.3785
127175	SCMC	Active	2018-04-10	2024-08-03	20.3802
127704	SCMC	Active	2018-04-10	2024-08-03	20.3872
128876	SCMC	Active	2018-04-10	2024-02-05	20.3818
128877	SCMC	Active	2018-04-10	2024-01-05	20.3837
128878	SCMC	Active	2018-04-10	2024-09-13	20.3837
130582	SCMC	Active	2018-04-10	2024-08-03	20.3661
131296	SCMC	Active	2018-04-10	2024-08-03	20.3698
131305	SCMC	Active	2018-04-10	2024-08-03	20.3876
131309	SCMC	Active	2018-04-10	2024-08-03	20.3821
132390	BCMC	Active	2018-04-10	2024-09-08	6.1323
132391	BCMC	Active	2018-04-10	2024-09-08	6.4141
132392	SCMC	Active	2018-04-10	2026-08-03	20.3712
132557	SCMC	Active	2018-04-10	2024-08-03	20.3662

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
138479	BCMC	Active	2018-04-10	2025-08-03	3.4707
138480	SCMC	Active	2018-04-10	2024-08-03	20.3944
139245	SCMC	Active	2018-04-10	2024-09-13	20.3783
139246	SCMC	Active	2018-04-10	2024-09-13	20.3784
143920	SCMC	Active	2018-04-10	2026-08-03	20.3925
144522	SCMC	Active	2018-04-10	2024-08-03	20.3749
146647	SCMC	Active	2018-04-10	2024-08-03	20.3698
146648	SCMC	Active	2018-04-10	2024-08-03	20.3716
146649	SCMC	Active	2018-04-10	2024-08-03	20.3752
147364	SCMC	Active	2018-04-10	2024-08-03	20.3642
147882	SCMC	Active	2018-04-10	2024-08-03	20.3875
147887	SCMC	Active	2018-04-10	2024-08-03	20.3785
147888	SCMC	Active	2018-04-10	2024-08-03	20.3858
147969	SCMC	Active	2018-04-10	2024-08-03	20.3694
151438	SCMC	Active	2018-04-10	2024-08-03	20.3680
151443	SCMC	Active	2018-04-10	2024-08-03	20.3751
151959	SCMC	Active	2018-04-10	2024-09-08	20.3893
154397	BCMC	Active	2018-04-10	2024-08-04	1.2305
155096	SCMC	Active	2018-04-10	2024-08-03	20.3871
155097	SCMC	Active	2018-04-10	2024-08-03	20.3871
155098	SCMC	Active	2018-04-10	2024-08-03	20.3889
155608	SCMC	Active	2018-04-10	2024-08-03	20.3821
155648	SCMC	Active	2018-04-10	2024-08-03	20.3890
156818	SCMC	Active	2018-04-10	2024-09-08	20.3910
158073	SCMC	Active	2018-04-10	2024-08-03	20.3749
160649	SCMC	Active	2018-04-10	2024-08-03	20.3786
160650	SCMC	Active	2018-04-10	2024-08-03	20.3804
160652	SCMC	Active	2018-04-10	2024-08-03	20.3660
160653	SCMC	Active	2018-04-10	2024-08-03	20.3678
160654	SCMC	Active	2018-04-10	2024-08-03	20.3696
160690	SCMC	Active	2018-04-10	2024-08-03	20.3661
160695	SCMC	Active	2018-04-10	2024-08-03	20.3734
160898	SCMC	Active	2018-04-10	2024-08-03	20.3907
160939	SCMC	Active	2018-04-10	2024-02-05	20.3801
161433	SCMC	Active	2018-04-10	2024-08-03	20.3822

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
161434	SCMC	Active	2018-04-10	2024-08-03	20.3858
162005	SCMC	Active	2018-04-10	2024-08-03	20.3750
162006	SCMC	Active	2018-04-10	2024-08-03	20.3787
162318	BCMC	Active	2018-04-10	2024-09-08	4.9728
162792	SCMC	Active	2018-04-10	2024-08-03	20.3926
162793	SCMC	Active	2018-04-10	2024-08-03	20.3926
163391	SCMC	Active	2018-04-10	2024-08-03	20.3767
164901	BCMC	Active	2018-04-10	2024-09-13	14.2817
165478	SCMC	Active	2018-04-10	2024-08-03	20.3659
166020	SCMC	Active	2018-04-10	2024-08-03	20.3661
166024	SCMC	Active	2018-04-10	2024-08-03	20.3717
166308	SCMC	Active	2018-04-10	2024-08-03	20.3907
166309	SCMC	Active	2018-04-10	2024-08-03	20.3937
166310	SCMC	Active	2018-04-10	2024-08-03	20.3955
166311	SCMC	Active	2018-04-10	2024-08-03	20.3978
166752	SCMC	Active	2018-04-10	2024-08-03	20.3893
166753	BCMC	Active	2018-04-10	2025-08-03	6.8282
166757	SCMC	Active	2018-04-10	2024-08-03	20.3858
166823	SCMC	Active	2018-04-10	2024-08-03	20.3694
166824	SCMC	Active	2018-04-10	2024-08-03	20.3713
166894	SCMC	Active	2018-04-10	2024-08-03	20.3907
166895	SCMC	Active	2018-04-10	2024-08-03	20.3925
166896	SCMC	Active	2018-04-10	2024-08-03	20.3961
167506	SCMC	Active	2018-04-10	2024-08-03	20.3733
170319	SCMC	Active	2018-04-10	2024-02-08	20.3909
170893	SCMC	Active	2018-04-10	2024-08-03	20.3890
171031	SCMC	Active	2018-04-10	2024-08-04	20.3891
172297	SCMC	Active	2018-04-10	2024-08-03	20.3872
173077	SCMC	Active	2018-04-10	2024-08-03	20.3854
173078	BCMC	Active	2018-04-10	2024-08-04	14.9481
173190	SCMC	Active	2018-04-10	2024-08-03	20.3871
173746	SCMC	Active	2018-04-10	2024-08-04	20.3909
174508	SCMC	Active	2018-04-10	2024-08-03	20.3803
174543	SCMC	Active	2018-04-10	2026-08-03	20.3871
174544	SCMC	Active	2018-04-10	2024-08-03	20.3908

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
175718	SCMC	Active	2018-04-10	2024-08-03	20.3856
175743	SCMC	Active	2018-04-10	2024-08-03	20.3693
177634	SCMC	Active	2018-04-10	2024-07-31	20.3856
178443	SCMC	Active	2018-04-10	2024-09-13	20.3910
179661	SCMC	Active	2018-04-10	2024-08-03	20.3907
179662	SCMC	Active	2018-04-10	2024-08-03	20.3942
180358	SCMC	Active	2018-04-10	2024-09-13	20.3819
183121	SCMC	Active	2018-04-10	2024-09-26	20.3820
183122	SCMC	Active	2018-04-10	2024-09-26	20.3839
183133	SCMC	Active	2018-04-10	2024-02-08	20.3891
183134	SCMC	Active	2018-04-10	2024-02-08	20.3910
183135	BCMC	Active	2018-04-10	2024-08-04	2.9022
183942	SCMC	Active	2018-04-10	2024-09-13	20.3855
185056	SCMC	Active	2018-04-10	2024-08-03	20.3838
185075	SCMC	Active	2018-04-10	2024-08-03	20.3693
189773	SCMC	Active	2018-04-10	2024-08-03	20.3864
189774	SCMC	Active	2018-04-10	2024-08-03	20.3871
190450	SCMC	Active	2018-04-10	2024-08-03	20.3748
190451	SCMC	Active	2018-04-10	2024-08-03	20.3748
190510	SCMC	Active	2018-04-10	2024-08-03	20.3853
190529	SCMC	Active	2018-04-10	2024-08-03	20.3839
190530	SCMC	Active	2018-04-10	2024-08-03	20.3839
194179	SCMC	Active	2018-04-10	2024-09-13	20.3820
194753	SCMC	Active	2018-04-10	2026-08-03	20.3786
194754	SCMC	Active	2018-04-10	2024-08-03	20.3822
194758	SCMC	Active	2018-04-10	2024-08-03	20.3696
194796	SCMC	Active	2018-04-10	2024-08-03	20.3679
194797	SCMC	Active	2018-04-10	2024-08-03	20.3679
194798	SCMC	Active	2018-04-10	2024-08-03	20.3697
194799	SCMC	Active	2018-04-10	2024-08-03	20.3715
194846	SCMC	Active	2018-04-10	2024-09-13	20.3838
195647	SCMC	Active	2018-04-10	2024-08-03	20.3943
195648	SCMC	Active	2018-04-10	2024-08-03	20.3961
196042	SCMC	Active	2018-04-10	2026-08-03	20.3804
196043	SCMC	Active	2018-04-10	2024-08-03	20.3840

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
196617	SCMC	Active	2018-04-10	2024-09-08	20.3911
196618	SCMC	Active	2018-04-10	2024-08-03	20.3693
196755	SCMC	Active	2018-04-10	2024-08-03	20.3749
196768	BCMC	Active	2018-04-10	2025-08-03	0.7950
196769	SCMC	Active	2018-04-10	2024-08-03	20.3662
203213	SCMC	Active	2018-04-10	2024-08-03	20.3748
203214	SCMC	Active	2018-04-10	2024-08-03	20.3767
203461	SCMC	Active	2018-04-10	2024-02-05	20.3819
204777	BCMC	Active	2018-04-10	2025-08-03	18.8916
206957	SCMC	Active	2018-04-10	2024-08-03	20.3871
208273	SCMC	Active	2018-04-10	2024-02-08	20.3909
208274	BCMC	Active	2018-04-10	2025-02-08	2.1127
208970	SCMC	Active	2018-04-10	2024-08-03	20.3730
209018	SCMC	Active	2018-04-10	2024-08-03	20.3871
209033	SCMC	Active	2018-04-10	2024-08-03	20.3857
210200	BCMC	Active	2018-04-10	2024-09-08	15.0122
210640	BCMC	Active	2018-04-10	2025-08-03	1.0084
211240	SCMC	Active	2018-04-10	2024-08-03	20.3749
211435	BCMC	Active	2018-04-10	2024-09-08	0.4142
211438	SCMC	Active	2018-04-10	2024-08-03	20.3820
211554	SCMC	Active	2018-04-10	2024-01-05	20.3836
212738	SCMC	Active	2018-04-10	2024-08-03	20.3784
213301	SCMC	Active	2018-04-10	2024-08-03	20.3673
213302	SCMC	Active	2018-04-10	2024-08-03	20.3732
213342	SCMC	Active	2018-04-10	2024-08-03	20.3734
213343	SCMC	Active	2018-04-10	2024-08-03	20.3734
214064	SCMC	Active	2018-04-10	2024-08-03	20.3733
214086	SCMC	Active	2018-04-10	2024-08-03	20.3804
214206	SCMC	Active	2018-04-10	2024-06-06	20.3783
214243	SCMC	Active	2018-04-10	2024-08-03	20.3942
214244	SCMC	Active	2018-04-10	2024-08-03	20.3961
214245	SCMC	Active	2018-04-10	2024-08-03	20.3961
214884	SCMC	Active	2018-04-10	2024-02-05	20.3783
214885	SCMC	Active	2018-04-10	2024-02-05	20.3801
214970	SCMC	Active	2018-04-10	2024-06-06	20.3801

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
215002	SCMC	Active	2018-04-10	2024-08-03	20.3973
215076	SCMC	Active	2018-04-10	2024-08-03	20.3961
215583	SCMC	Active	2018-04-10	2024-08-03	20.3734
215600	SCMC	Active	2018-04-10	2024-08-03	20.3911
215604	SCMC	Active	2018-04-10	2024-08-03	20.3840
215698	SCMC	Active	2018-04-10	2024-09-13	20.3837
216179	SCMC	Active	2018-04-10	2024-08-03	20.3751
216182	SCMC	Active	2018-04-10	2024-08-03	20.3694
216871	SCMC	Active	2018-04-10	2026-08-03	20.3731
216872	SCMC	Active	2018-04-10	2026-08-03	20.3732
216889	BCMC	Active	2018-04-10	2025-08-03	19.0623
219093	SCMC	Active	2018-04-10	2024-08-03	20.3854
219094	SCMC	Active	2018-04-10	2024-08-04	20.3890
219753	SCMC	Active	2018-04-10	2024-08-04	20.3873
219754	SCMC	Active	2018-04-10	2024-08-04	20.3873
219755	SCMC	Active	2018-04-10	2024-08-04	20.3873
219756	SCMC	Active	2018-04-10	2024-08-04	20.3891
220084	SCMC	Active	2018-04-10	2024-01-05	20.3873
220387	SCMC	Active	2018-04-10	2024-08-03	20.3748
220491	SCMC	Active	2018-04-10	2024-08-03	20.3854
220492	SCMC	Active	2018-04-10	2026-08-03	20.3889
220493	SCMC	Active	2018-04-10	2024-08-03	20.3890
223477	SCMC	Active	2018-04-10	2024-09-13	20.3783
224337	SCMC	Active	2018-04-10	2024-09-13	20.3837
225358	SCMC	Active	2018-04-10	2024-08-03	20.3678
225359	SCMC	Active	2018-04-10	2024-08-03	20.3696
225399	SCMC	Active	2018-04-10	2024-08-03	20.3636
225400	SCMC	Active	2018-04-10	2024-08-03	20.3697
226147	SCMC	Active	2018-04-10	2024-06-29	20.3856
227046	SCMC	Active	2018-04-10	2024-08-03	20.3890
227047	BCMC	Active	2018-04-10	2025-08-03	12.8692
227692	SCMC	Active	2018-04-10	2024-08-04	20.3909
227758	SCMC	Active	2018-04-10	2024-08-03	20.3705
228366	SCMC	Active	2018-04-10	2024-08-03	20.3710
228367	SCMC	Active	2018-04-10	2024-08-03	20.3766

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
228368	SCMC	Active	2018-04-10	2024-08-03	20.3766
228423	SCMC	Active	2018-04-10	2024-08-03	20.3853
230251	BCMC	Active	2018-04-10	2024-09-08	15.8928
230256	SCMC	Active	2018-04-10	2024-08-03	20.3820
230862	SCMC	Active	2018-04-10	2024-01-05	20.3837
230995	SCMC	Active	2018-04-10	2024-07-31	20.3856
231498	SCMC	Active	2018-04-10	2024-08-03	20.3696
231499	SCMC	Active	2018-04-10	2024-08-03	20.3714
232022	SCMC	Active	2018-04-10	2024-08-03	20.3679
232023	SCMC	Active	2018-04-10	2024-08-03	20.3715
232026	SCMC	Active	2018-04-10	2024-08-03	20.3716
232027	SCMC	Active	2018-04-10	2026-08-03	20.3750
232749	SCMC	Active	2018-04-10	2024-08-03	20.3680
232822	SCMC	Active	2018-04-10	2024-08-03	20.3713
233502	SCMC	Active	2018-04-10	2024-08-03	20.3749
233503	SCMC	Active	2018-04-10	2024-08-03	20.3768
233525	SCMC	Active	2018-04-10	2024-08-03	20.3680
237571	SCMC	Active	2018-04-10	2024-06-21	20.3856
240469	SCMC	Active	2018-04-10	2026-08-03	20.3962
240559	SCMC	Active	2018-04-10	2026-08-03	20.3731
243808	SCMC	Active	2018-04-10	2024-08-03	20.3712
249285	SCMC	Active	2018-04-10	2024-08-03	20.3716
249300	SCMC	Active	2018-04-10	2024-08-03	20.3840
249354	SCMC	Active	2018-04-10	2024-08-03	20.3769
250047	SCMC	Active	2018-04-10	2024-08-03	20.3732
250588	SCMC	Active	2018-04-10	2024-08-03	20.3641
250589	SCMC	Active	2018-04-10	2024-08-03	20.3642
251392	SCMC	Active	2018-04-10	2024-08-03	20.3662
251828	SCMC	Active	2018-04-10	2024-08-03	20.3693
257281	SCMC	Active	2018-04-10	2024-08-03	20.3962
257282	BCMC	Active	2018-04-10	2025-08-03	3.1801
257283	SCMC	Active	2018-04-10	2024-08-03	20.3980
257656	SCMC	Active	2018-04-10	2024-08-03	20.3821
257657	SCMC	Active	2018-04-10	2024-08-03	20.3857
257658	SCMC	Active	2018-04-10	2024-08-03	20.3857

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
258749	SCMC	Active	2018-04-10	2026-08-03	20.3730
259546	SCMC	Active	2018-04-10	2024-02-05	20.3819
260267	BCMC	Active	2018-04-10	2024-09-08	2.7368
260775	SCMC	Active	2018-04-10	2024-08-03	20.3714
260810	SCMC	Active	2018-04-10	2024-09-13	20.3802
260900	SCMC	Active	2018-04-10	2024-06-21	20.3838
261312	SCMC	Active	2018-04-10	2024-08-03	20.3641
261313	SCMC	Active	2018-04-10	2024-08-03	20.3661
261501	SCMC	Active	2018-04-10	2024-09-13	20.3820
262023	SCMC	Active	2018-04-10	2024-08-03	20.3662
262024	SCMC	Active	2018-04-10	2024-08-03	20.3680
262043	SCMC	Active	2018-04-10	2024-08-03	20.3893
262104	SCMC	Active	2018-04-10	2024-08-03	20.3768
262155	SCMC	Active	2018-04-10	2024-09-13	20.3819
262202	SCMC	Active	2018-04-10	2024-08-03	20.3906
262203	SCMC	Active	2018-04-10	2024-08-03	20.3925
262204	SCMC	Active	2018-04-10	2024-08-03	20.3943
262782	SCMC	Active	2018-04-10	2026-08-03	20.3731
262797	SCMC	Active	2018-04-10	2024-08-03	20.3661
262798	SCMC	Active	2018-04-10	2024-08-03	20.3681
262800	SCMC	Active	2018-04-10	2024-08-03	20.3751
262808	SCMC	Active	2018-04-10	2024-08-03	20.3943
262856	SCMC	Active	2018-04-10	2024-02-05	20.3801
263838	SCMC	Active	2018-04-10	2024-08-03	20.3713
263839	SCMC	Active	2018-04-10	2024-08-03	20.3713
266221	SCMC	Active	2018-04-10	2024-09-08	20.3892
266297	SCMC	Active	2018-04-10	2024-08-03	20.3872
266890	SCMC	Active	2018-04-10	2024-08-03	20.3851
266891	SCMC	Active	2018-04-10	2024-08-03	20.3888
266892	SCMC	Active	2018-04-10	2024-08-03	20.3889
267609	SCMC	Active	2018-04-10	2024-08-03	20.3730
268724	SCMC	Active	2018-04-10	2024-08-03	20.3804
268725	SCMC	Active	2018-04-10	2024-08-03	20.3714
268759	SCMC	Active	2018-04-10	2024-08-03	20.3679
268761	SCMC	Active	2018-04-10	2024-08-03	20.3698

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
268762	SCMC	Active	2018-04-10	2024-08-03	20.3699
269493	SCMC	Active	2018-04-10	2024-08-03	20.3893
269495	SCMC	Active	2018-04-10	2024-08-03	20.3857
269657	SCMC	Active	2018-04-10	2024-08-03	20.3906
270090	SCMC	Active	2018-04-10	2024-08-03	20.3768
270256	SCMC	Active	2018-04-10	2024-08-03	20.3925
270257	SCMC	Active	2018-04-10	2024-08-03	20.3925
270274	BCMC	Active	2018-04-10	2024-09-13	2.2056
270305	SCMC	Active	2018-04-10	2024-02-05	20.3782
270578	SCMC	Active	2018-04-10	2024-09-08	20.3911
270786	SCMC	Active	2018-04-10	2024-08-03	20.3733
273668	SCMC	Active	2018-04-10	2024-09-26	20.3820
273682	SCMC	Active	2018-04-10	2024-09-08	20.3892
274264	SCMC	Active	2018-04-10	2024-08-03	20.3854
274386	SCMC	Active	2018-04-10	2024-08-03	20.3851
274387	SCMC	Active	2018-04-10	2024-08-03	20.3883
274915	SCMC	Active	2018-04-10	2024-08-04	20.3873
274981	SCMC	Active	2018-04-10	2024-08-03	20.3710
275583	SCMC	Active	2018-04-10	2024-08-03	20.3766
275648	SCMC	Active	2018-04-10	2024-08-03	20.3889
275662	SCMC	Active	2018-04-10	2024-08-03	20.3821
276608	SCMC	Active	2018-04-10	2024-08-03	20.3944
276609	SCMC	Active	2018-04-10	2024-08-03	20.3980
278973	BCMC	Active	2018-04-10	2024-09-08	3.7772
282263	SCMC	Active	2018-04-10	2024-08-03	20.3925
282264	SCMC	Active	2018-04-10	2024-08-03	20.3961
282351	SCMC	Active	2018-04-10	2024-08-03	20.3943
282352	SCMC	Active	2018-04-10	2024-08-03	20.3979
285771	BCMC	Active	2018-04-10	2025-02-08	2.1528
287654	SCMC	Active	2018-04-10	2024-08-03	20.3748
287704	SCMC	Active	2018-04-10	2024-08-03	20.3853
289641	SCMC	Active	2018-04-10	2024-08-03	20.3924
289642	SCMC	Active	2018-04-10	2024-08-03	20.3925
289643	SCMC	Active	2018-04-10	2024-08-03	20.3979
289644	SCMC	Active	2018-04-10	2024-08-03	20.3979

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
289645	SCMC	Active	2018-04-10	2024-08-03	20.3979
293160	SCMC	Active	2018-04-10	2024-08-04	20.3872
293161	BCMC	Active	2018-04-10	2024-08-03	11.2639
293784	SCMC	Active	2018-04-10	2024-08-03	20.3870
293812	SCMC	Active	2018-04-10	2024-08-04	20.3909
293813	BCMC	Active	2018-04-10	2024-08-04	3.5823
295044	SCMC	Active	2018-04-10	2024-08-03	20.3784
295045	SCMC	Active	2018-04-10	2024-08-03	20.3839
295081	SCMC	Active	2018-04-10	2026-08-03	20.3853
295082	SCMC	Active	2018-04-10	2024-08-03	20.3908
295570	SCMC	Active	2018-04-10	2024-09-08	20.3910
296298	BCMC	Active	2018-04-10	2024-09-08	1.3014
299899	SCMC	Active	2018-04-10	2026-08-03	20.3768
299901	SCMC	Active	2018-04-10	2024-08-03	20.3714
300610	BCMC	Active	2018-04-10	2025-08-03	18.7210
303859	SCMC	Active	2018-04-10	2024-01-05	20.3874
308584	SCMC	Active	2018-04-10	2024-08-03	20.3784
309145	SCMC	Active	2018-04-10	2026-08-03	20.3822
309190	SCMC	Active	2018-04-10	2024-08-03	20.3716
309191	SCMC	Active	2018-04-10	2024-08-03	20.3734
309192	SCMC	Active	2018-04-10	2024-08-03	20.3752
309916	SCMC	Active	2018-04-10	2024-08-03	20.3662
309927	SCMC	Active	2018-04-10	2024-08-03	20.3876
312652	SCMC	Active	2018-04-10	2024-09-13	20.3819
312653	SCMC	Active	2018-04-10	2024-08-04	20.3855
312786	SCMC	Active	2018-04-10	2024-06-21	20.3874
313814	SCMC	Active	2018-04-10	2024-08-03	20.3767
315879	SCMC	Active	2018-04-10	2024-08-03	20.3658
315880	SCMC	Active	2018-04-10	2024-08-03	20.3678
315881	SCMC	Active	2018-04-10	2024-08-03	20.3732
315914	SCMC	Active	2018-04-10	2024-08-03	20.3641
315917	SCMC	Active	2018-04-10	2024-08-03	20.3752
315919	SCMC	Active	2018-04-10	2024-08-03	20.3750
316626	BCMC	Active	2018-04-10	2025-08-03	19.2346
316627	SCMC	Active	2018-04-10	2024-08-03	20.3751

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
316642	SCMC	Active	2018-04-10	2024-08-03	20.3875
316644	SCMC	Active	2018-04-10	2024-08-03	20.3803
316645	SCMC	Active	2018-04-10	2024-08-03	20.3821
317831	SCMC	Active	2018-04-10	2024-08-03	20.3688
317874	SCMC	Active	2018-04-10	2024-08-03	20.3767
317890	SCMC	Active	2018-04-10	2024-08-03	20.3751
321860	SCMC	Active	2018-04-10	2024-06-21	20.3874
322398	SCMC	Active	2018-04-10	2024-08-04	20.3854
322399	SCMC	Active	2018-04-10	2024-08-03	20.3872
323006	SCMC	Active	2018-04-10	2024-08-03	20.3889
323026	BCMC	Active	2018-04-10	2024-08-04	4.2910
323736	SCMC	Active	2018-04-10	2024-08-03	20.3857
325968	SCMC	Active	2018-04-10	2026-08-03	20.3943
326071	SCMC	Active	2018-04-10	2024-08-03	20.3767
326180	SCMC	Active	2018-04-10	2024-08-04	20.3855
326181	SCMC	Active	2018-04-10	2024-09-13	20.3855
326847	SCMC	Active	2018-04-10	2024-09-08	20.3911
328159	BCMC	Active	2018-04-10	2024-09-08	5.5901
328677	SCMC	Active	2018-04-10	2024-08-03	20.3697
328793	SCMC	Active	2018-04-10	2024-09-13	20.3783
330514	SCMC	Active	2018-04-10	2024-08-03	20.3875
330705	SCMC	Active	2018-04-10	2024-08-03	20.3768
330731	SCMC	Active	2018-04-10	2024-08-03	20.3733
331593	SCMC	Active	2018-04-10	2026-08-03	20.3731
331594	SCMC	Active	2018-04-10	2026-08-03	20.3731
331769	SCMC	Active	2018-04-10	2024-09-13	20.3801
332096	SCMC	Active	2018-04-10	2024-08-03	20.3802
332151	SCMC	Active	2018-04-10	2024-08-03	20.3786
332154	SCMC	Active	2018-04-10	2026-08-03	20.3732
332188	SCMC	Active	2018-04-10	2024-08-03	20.3715
332190	SCMC	Active	2018-04-10	2024-08-03	20.3698
332450	SCMC	Active	2018-04-10	2024-08-03	20.3911
332451	BCMC	Active	2018-04-10	2025-08-03	6.6487
332843	SCMC	Active	2018-04-10	2024-08-03	20.3750
335323	BCMC	Active	2018-04-10	2024-08-04	4.9998

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
336083	SCMC	Active	2018-04-10	2024-08-03	20.3785
336084	SCMC	Active	2018-04-10	2024-08-03	20.3803
336085	SCMC	Active	2018-04-10	2024-08-03	20.3803
336086	SCMC	Active	2018-04-10	2024-08-03	20.3803
336134	SCMC	Active	2018-04-10	2026-08-03	20.3907
341289	SCMC	Active	2018-04-10	2024-08-03	20.3979
341326	SCMC	Active	2018-04-10	2024-06-29	20.3838
342166	SCMC	Active	2018-04-10	2024-09-08	20.3892
345290	SCMC	Active	2018-04-10	2024-08-03	20.3890
345391	SCMC	Active	2018-04-10	2024-08-03	20.3851
345392	SCMC	Active	2018-04-10	2024-08-03	20.3889
521875	SCMC	Active	2018-05-22	2025-05-22	20.3765
521876	SCMC	Active	2018-05-22	2025-05-22	20.3745
521877	SCMC	Active	2018-05-22	2025-05-22	20.3759
521878	SCMC	Active	2018-05-22	2025-05-22	20.3740
521879	SCMC	Active	2018-05-22	2025-05-22	20.3745
521880	SCMC	Active	2018-05-22	2025-05-22	20.3746
521881	SCMC	Active	2018-05-22	2025-05-22	20.3765
521882	SCMC	Active	2018-05-22	2025-05-22	20.3746
521883	SCMC	Active	2018-05-22	2025-05-22	20.3765
521884	SCMC	Active	2018-05-22	2025-05-22	20.3764
521885	SCMC	Active	2018-05-22	2025-05-22	20.3765
521886	SCMC	Active	2018-05-22	2025-05-22	20.3765
521887	SCMC	Active	2018-05-22	2025-05-22	20.3746
521888	SCMC	Active	2018-05-22	2025-05-22	20.3745
521889	SCMC	Active	2018-05-22	2025-05-22	20.3745
521890	SCMC	Active	2018-05-22	2025-05-22	20.3766
521891	SCMC	Active	2018-05-22	2025-05-22	20.3765
521892	SCMC	Active	2018-05-22	2025-05-22	20.3746
521893	SCMC	Active	2018-05-22	2025-05-22	20.3782
521894	SCMC	Active	2018-05-22	2025-05-22	20.3800
521895	SCMC	Active	2018-05-22	2025-05-22	20.3836
521896	SCMC	Active	2018-05-22	2025-05-22	20.3795
521897	SCMC	Active	2018-05-22	2025-05-22	20.3818
521898	SCMC	Active	2018-05-22	2025-05-22	20.3818

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Tenure Number	Title Type	Tenure Status	Issue Date	Anniversary Date	Area (ha)
521899	SCMC	Active	2018-05-22	2025-05-22	20.3777
521900	SCMC	Active	2018-05-22	2025-05-22	20.3836
521901	SCMC	Active	2018-05-22	2025-05-22	20.3835
521902	SCMC	Active	2018-05-22	2025-05-22	20.3836
521903	SCMC	Active	2018-05-22	2025-05-22	20.3835
521904	SCMC	Active	2018-05-22	2025-05-22	20.3811
521905	SCMC	Active	2018-05-22	2025-05-22	20.3816
521906	SCMC	Active	2018-05-22	2025-05-22	20.3816
521907	SCMC	Active	2018-05-22	2025-05-22	20.3835
521908	SCMC	Active	2018-05-22	2025-05-22	20.3817
521909	SCMC	Active	2018-05-22	2025-05-22	20.3816
521910	SCMC	Active	2018-05-22	2025-05-22	20.3816
521911	SCMC	Active	2018-05-22	2025-05-22	20.3835
521912	SCMC	Active	2018-05-22	2025-05-22	20.3816
521913	SCMC	Active	2018-05-22	2025-05-22	20.3836
521914	SCMC	Active	2018-05-22	2025-05-22	20.3835
521915	SCMC	Active	2018-05-22	2025-05-22	20.3828
Totals	471 claims				9,139.9622